
10013507

G&K Services

2010 Annual Report


G&K SERVICES

About G&K

G&K Services is a market leader in branded work apparel programs and facility services. For more than 100 years, we have been committed to enhancing image and safety in the workplace.


G&K SERVICES

Founded in 1902, G&K Services has nearly 7,500 employees serving approximately 165,000 customers. We are headquartered in Minneapolis, Minnesota, with more than 160 facilities in North America. G&K Services' shares are traded on the NASDAQ Global Select Market under the symbol GKSR.

G&K Services is built on a strong business model, characterized by:

- Important, personalized products and services
- Large, growing market
- Diverse customer base
- Stable long-term contracts
- Significant barriers to entry
- Consistent, strong cash flow

At-a-Glance

Our expertise extends beyond rental and direct sale uniforms to floor mats, towel and dust control products and restroom supplies and facility services.

Rental Services


Work Apparel


Floor Mats


Towel and Dust Control Products


Restroom Supplies and Facility Services

Direct Sales


Lion Uniform Group


G&K IS Direct™ Catalog



The G&K Customer Promise

G&K Services enhances your company's image and safety by consistently providing superior customer service and high-quality work apparel and facility products and services. Our commitment to **Service Excellence** allows you to focus on what you do best while we focus on what we do best.

As a valued customer of G&K Services, we promise you that:

- Deliveries are complete, on time and in good repair
- Billing is simple, accurate and predictable
- Your needs are met promptly

G&K Core Values

- Focus on always satisfying customers by achieving outstanding quality in all we do
- Operate with integrity, especially ensuring safety and environmental stewardship
- Help people and teams develop and succeed together
- Feel an obligation to speak up, challenge, listen, and be open with each other


G&K SERVICES

Consistent with our focus on earning our right to grow, we generated a positive trend line in operating margin.

Douglas A. Milroy
Chief Executive Officer

Fellow Shareholders:

In fiscal 2010, we embarked on a new game plan that redirected our company and strengthened our business. We made measurable progress in the fiscal year and laid the foundation for even better business results ahead.

2010 Results

For the fiscal year, revenue totaled $833.6 million, compared to $936.0 million in the prior year. The revenue decline resulted from continued difficult economic and employment conditions and the divestiture of non-core businesses. However, the company's rental revenue, after adjusting for divestitures and foreign currency translation, continued to stabilize during the year, doing so for all four quarters of fiscal 2010.

G&K's fiscal year net income totaled $1.56 per diluted share, including $0.40 per diluted share of unusual items. This compared to a prior-year net loss of $3.94 per diluted share, of which $5.67 per diluted share related to asset impairment and other unusual items. Accordingly, our adjusted earnings of $1.16 per diluted share, compared to $1.73 per diluted share in the prior fiscal year. Our fiscal 2010 earnings were impacted by the lower revenue; much of this impact was offset by a lower cost structure and gains from specific location profit improvement actions.

Consistent with our focus on earning our right to grow, as you can see from the chart on this page, we generated a positive trend line in operating margin, despite the continued difficult economic conditions.

Throughout the year, we continued to focus on maximizing cash flow, generating cash flow from operations of $72.7 million. We utilized our strong cash flow to reduce debt, net of cash, by $66.7 million and recently announced a significant increase to our quarterly dividend. This marks the fifth consecutive year we've increased our quarterly dividend.

Driving Our New Game Plan

The landmark event of the year was the launching of our new game plan, which is based on four pillars: redoubling our focus on customer satisfaction, improving day-to-day execution, increasing cost management focus and addressing underperforming locations. Let me highlight our progress.


Adjusted Operating Income Margin
8.1
8.1
6.3
4.7
5.3
5.9
5.8
6.7%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
FY09
FY10

Redoubling Focus on Customer Satisfaction

Customer satisfaction drives profitable growth. In fiscal 2010, to build and grow our company, we sharpened our definition of customer satisfaction as you can see reflected in our "Customer Promise" on the first page of this report. We aligned all resources and activities across the company to ensure we deliver against this promise every day.

Improving Execution

We re-examined key business processes, stripping out complexity and emphasizing basic blocking and tackling. This resulted in lower costs and better performance.

Increasing Cost Management Focus

We established aggressive cost management as a central tenant of how we run our company. We continue to manage our overhead, with corporate spending declining more than $9.0 million from 2009. We only spend money on what creates value for our customers.

Addressing Underperforming Locations

Finally, we focused on several underperforming locations and drove a disciplined approach toward stronger management, including some restructuring and divestitures, that produced remarkable results. As we exited the fiscal year, our under-performing locations had increased operating income by nearly $3.0 million on a quarterly run rate basis.

Looking Ahead

Moving forward, we'll continue to execute our new game plan. Customers endorse it, our team is behind it and, most importantly, the plan is showing up in our results.

Moreover, after one full year of executing our new game plan, we felt it important to establish long-term financial goals for our shareholders and clear motivational goals for our team. Accordingly, we recently introduced our new "10/10" goals, driving to 10 percent return on invested capital (ROIC) and 10 percent operating margin within two to four years.

Leadership

Before closing, I would like to recognize and thank recently retired board member Paul Baszucki, whose commitment to G&K spanned more than 15 years. Even in the short time we worked together, I found his counsel invaluable.

Summary

In closing, I would like to thank our team. I have the privilege of leading a group of people who are up to meeting the challenges ahead of us in every respect. As fellow shareholders in our company, I assure you that you can count on them. I do.

We're excited about our prospects and I look forward to working with our team to further improve the company's operating performance and position G&K for long-term success.

Regards,



Douglas A. Milroy
Chief Executive Officer

Revenues
(dollars in millions)


881
930
1,002
936
$834
06
07
08
09
10

Adjusted Earnings per Diluted Share


1.97
2.02
2.27
1.73
$1.16
06
07
08
09
10

Cash Flow From Operations
(dollars in millions)


70
80
103
103
$73
06
07
08
09
10

Eleven-Year Summary

G&K Services, Inc. and Subsidiaries

	2010 (1)	2009	2008	2007	2006	2005	2004 (1)	2003	2002	2001	2000 (1)
Per Share (diluted)											
Revenues	**$ 45.43**	$ 50.90	$ 49.44	$ 43.39	$ 41.45	$ 36.86	$ 35.09	$ 34.10	$ 32.80	$ 32.09	$ 30.55
Assets	**44.36**	46.62	51.94	46.29	44.75	42.20	38.41	37.64	33.00	30.31	29.04
Equity	**25.45**	23.78	27.49	27.63	25.76	22.42	20.55	18.55	16.58	14.79	13.26
Earnings (2)	**1.56**	(3.94)	2.27	2.02	1.97	1.78	1.61	1.54	1.75	1.56	1.74
Dividends	**0.30**	0.28	0.20	0.16	0.07	0.07	0.07	0.07	0.07	0.07	0.07
Price: High	**28.83**	38.15	44.46	40.06	43.10	45.25	40.96	37.00	41.60	30.25	54.00
Low	**19.95**	15.32	28.08	31.12	34.17	35.97	28.26	21.57	21.86	17.00	14.75
Income Data (000s)											
Revenues	**$833,592**	$935,965	$1,002,395	$929,542	$880,843	$788,775	$733,447	$705,588	$677,591	$656,381	$625,855
Operating Income/(Loss) (3)	**59,621**	(76,043)	90,523	79,362	74,863	72,666	66,221	65,970	73,456	70,483	76,140
Interest Expense	**(13,849)**	(13,996)	(15,543)	(13,901)	(13,226)	(11,338)	(11,966)	(13,691)	(13,609)	(17,239)	(16,702)
Pretax Income/(Loss) (3)	**45,772**	(90,039)	74,980	65,461	61,637	61,328	54,255	52,279	59,847	53,244	59,438
(Provision)/Benefit for Income Taxes	**(17,160)**	17,575	(28,901)	(22,271)	(19,786)	(23,149)	(20,617)	(20,433)	(23,708)	(21,405)	(23,864)
Net Income/(Loss) (4)	**28,612**	(72,464)	46,079	43,190	41,851	38,179	33,638	31,846	36,139	31,839	35,574
Average Diluted Shares Outstanding	**18,348**	18,389	20,277	21,424	21,253	21,400	20,900	20,691	20,660	20,457	20,487
Balance Sheet (000s)											
Current Assets	**$239,132**	$261,202	$ 292,457	$276,727	$271,237	$236,511	$207,367	$192,044	$185,810	$188,671	$176,302
Net Fixed Assets	**194,988**	216,736	253,041	255,996	249,001	243,307	240,609	250,757	230,530	225,965	216,434
Total Assets	**813,868**	857,292	1,053,174	991,814	951,092	903,169	802,747	778,806	681,699	619,963	594,952
Current Liabilities	**102,002**	125,426	123,200	163,244	129,021	132,686	119,594	95,526	73,568	127,772	115,938
Long-Term Debt	**160,398**	224,781	280,428	149,005	195,355	210,462	184,305	236,731	214,977	148,951	167,345
Stockholders' Equity	**466,896**	437,356	557,476	591,988	547,388	479,750	429,462	383,720	342,503	302,585	271,674
Cash Flow Data (000s)											
Cash from Operations	**$ 72,710**	$103,180	$ 103,058	$ 80,389	$ 69,521	$ 63,534	$ 96,267	$ 96,913	$ 79,679	$ 84,930	$ 83,314
Property, Plant and Equipment Additions, Net	**(16,710)**	(23,330)	(27,057)	(31,515)	(31,968)	(19,408)	(17,349)	(31,403)	(29,156)	(34,115)	(43,699)
Ratio Analysis (%)											
Operating Margin (3)	**7.2%**	(8.1)%	9.0%	8.5%	8.5%	9.2%	9.0%	9.3%	10.8%	10.7%	12.2%
Pretax Margin (3)	**5.5%**	(9.6)%	7.5%	7.0%	7.0%	7.8%	7.4%	7.4%	8.8%	8.1%	9.5%
Effective Tax Rate	**37.5%**	19.5%	38.5%	34.0%	32.1%	37.7%	38.0%	39.1%	39.6%	40.2%	40.1%
Net Margin (4)	**3.4%**	(7.7)%	4.6%	4.6%	4.8%	4.8%	4.6%	4.5%	5.3%	4.9%	5.7%
Return on Assets (4), (5)	**3.3%**	(6.9)%	4.6%	4.5%	4.6%	4.8%	4.3%	4.7%	5.8%	5.4%	6.6%
Return on Average Equity (4)	**6.3%**	(14.6)%	8.0%	7.6%	8.1%	8.4%	8.3%	8.8%	11.2%	11.1%	14.1%

(1) The company utilizes a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2010, 2004 and 2000 results are based on 53 weeks, whereas the remaining years shown reflect 52 weeks.

(2) Fiscal 2010 results include a benefit from a change in accounting related to certain in-service merchandise items of $0.23 per diluted share, gains from divestiture activities of $0.21 per diluted share and charges from cost reduction activities and reserves for certain matters of $0.04 per diluted share. Fiscal 2009 results include charges per diluted share of $5.13 for goodwill and other impairment charges, $0.43 for cost reduction activities and reserves for certain matters and $0.11 for leadership transition charges.

(3) Fiscal 2010 results include a benefit from a change in accounting related to certain in-service merchandise items of $6,651, gains from divestiture activities of $5,118 and charges from cost reduction activities and reserves for certain matters of $1,114. Fiscal 2009 results include pretax charges of $126,719 for goodwill and other impairment charges, $10,358 for cost reduction activities and reserves for certain matters and $2,986 for leadership transition charges.

(4) Fiscal 2010 results include a benefit from a change in accounting related to certain in-service merchandise items of $4,199, gains from divestiture activities of $3,836 and charges from cost reduction activities and reserves for certain matters of $688. Fiscal 2009 results include after-tax charges of $94,358 for goodwill and other impairment charges, $7,838 for cost reduction activities and reserves for certain matters and $2,019 for leadership transition charges.

(5) Based on beginning amounts.

Annual Report on Form 10-K

Proxy Statement for the
2010 Annual Meeting of Shareholders

G&K Services, Inc.

For the fiscal year ending July 3, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


G&K SERVICES

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended July 3, 2010

Commission file number 0-4063

G&K SERVICES, INC.

(Exact name of registrant as specified in its charter)

MINNESOTA	**41-0449530**
(State of incorporation)	(I.R.S. Employer Identification No.)

5995 Opus Parkway
Minnetonka, Minnesota 55343
(Address of principal executive offices)

Registrant's telephone number, including area code (952) 912-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Class A Common Stock (par value $0.50 per share)	The NASDAQ Stock Market LLC
Common Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(b) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

As of December 26, 2009 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the registrant's voting common equity held by non-affiliates was approximately $465,041,067.

On August 20, 2010, 18,582,098 shares of the registrant's Class A Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the annual meeting of shareholders to be held in November 2010, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

G&K Services, Inc.
Form 10-K
For the fiscal year ended July 3, 2010

Table of Contents

Item 1. Business

G&K Services, Inc., founded in 1902 and headquartered in Minnetonka, Minnesota, is a market leader in providing branded work apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industrial, service and high-technology companies providing them with work apparel and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We believe that the existing North American rental market is approximately $7.0 billion, while the existing portion of the direct sale market targeted by us is approximately $5.0 billion.

We have over 160 locations in North America. These locations serve customers in 90 of the top 100 metropolitan markets in the United States and Canada.

We target our marketing efforts towards customers and industries in market segments that are expanding and need work apparel and facility services solutions. Further, we are dedicated to providing superior customer service and high quality products through multiple sales channels and best in class program management abilities.

Customers, Products and Services

We serve approximately 165,000 customers, from Fortune 100 companies to small and midsize firms. No single customer represents more than 2.0% of our total revenues. We serve customers in virtually all industries, including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, retail, restaurants, hospitality, and many others. Over 1.1 million people wear our work apparel every work day.

Customers use branded work apparel programs to meet a variety of critical business needs in the workplace, including:

- Image – work apparel helps companies project a professional image through their employees and frame the perception of credibility, knowledge, trust and a commitment to quality to their customers. Uniformed employees are perceived as trained, competent and dependable.
- Organization safety and security – work apparel helps identify employees working for a particular organization or department.
- Brand awareness – work apparel promotes a company's brand identity and employees serve as "walking billboards."
- Employee retention – work apparel enhances worker morale and helps build a teamwork attitude in addition to providing a tangible employee benefit.
- Worker protection – work apparel helps protect workers from difficult environments such as heavy soils, heat, flame or chemicals.
- Product protection – work apparel and facility services help protect products against sources of contamination in the food, pharmaceutical, and health care industries.

We provide our work apparel-rental customers with a full range of services and solutions. A consultative approach is used to advise and assist our customers in creating specialized solutions which include garment application decisions, setting service and distribution requirements and choosing the appropriate fabrics, styles and colors to meet their branding, identity and safety needs. We can quickly source and access new and used garments to provide rapid response as customer needs change due to increases, decreases or turnover in their work force. Professional cleaning, finishing, repair, embellishment and replacement of uniforms in use is a normal part of the rental service. Soiled uniforms are picked up at the customer's location and returned clean and in good condition on a service cycle frequency that meets the needs of the customer with all merchandise subject to a rigorous seven point inspection program. The most common service cycle provides for weekly service.

Work apparel rental programs offer flexibility in styles, colors and quantities as customer requirements change; assure consistent image with professional cleaning, finishing, repair and replacement of items in use; and provide freedom from the operating, labor, energy and maintenance expense, environmental exposure and management time necessary to administer an on premise laundry.

Our facility services programs provide a wide range of dust control, maintenance, hand care and hygiene products and services. They include floor mat offerings (traction control, logo, message, scraper and anti-fatigue), dust, microfiber and wet mops, wiping towels, fender covers, selected linen items and restroom hygiene products. These products support customers' efforts in maintaining a clean, safe and attractive environment within their facilities for their employees and customers.

We also offer direct sale of work apparel through comprehensive uniform programs and through catalog programs. Comprehensive direct sale uniform programs to large national account customers are provided through our Lion Uniform Group (Lion). Lion serves many different industries and specializes in serving the security, transportation, airline and convenience store/retail industries. They handle all aspects of the uniform program, including design, sourcing, inventory management, distribution, embellishment, information reporting, customer service and program management. The direct sale uniform programs can be used for departments and/or customers that require highly customized and branded apparel particularly for customer facing employees, or for workers who do not start at the same location each day and need work apparel they can launder themselves and can be a more economical approach for high turnover positions. Direct sale and custom-embroidered logo apparel catalog programs are also offered to meet customer branded identity needs. Our catalog programs can be used for uniform programs employee rewards and recognition, trade shows, events or customer/vendor appreciation programs.

Acquisitions

We have participated in the industry consolidation from many family owned and small local providers to several large providers. Our acquisition strategy is focused on acquisitions that expand our geographic presence and/or expand our local market share and further leverage our existing production facilities.

We did not complete any acquisitions related to our uniform rental business during fiscal 2010 or fiscal 2009; however, we did make several small acquisitions in fiscal 2008. The pro forma effect of these acquisitions, had they been acquired at the beginning of fiscal year 2008 was not material individually or in the aggregate. The total purchase consideration, including related acquisition costs of these transactions, was $63.8 million in fiscal 2008. The total purchase price exceeded the estimated fair values of assets acquired and liabilities assumed by $51.7 million in fiscal 2008.

Competition

Customers in the work apparel and facility services industry choose suppliers primarily based upon the excellence of the service they receive and the quality, fit, comfort, price and breadth of products offered and the fit with their unique business environment and brand positioning needs. While we rank among the nation's largest work apparel suppliers, we encounter competition from many companies in the geographic areas we serve. Competitors include large publicly held companies such as Cintas Corporation, UniFirst Corporation and others. We also compete with numerous regional and local businesses that vary by geographic region. We believe that we compete effectively in our lines of business because of the quality and breadth of our product line, segmented marketing solutions that meet customers' unique needs, the service excellence we provide, and our proven ability as a trusted outsource partner.

Manufacturing and Suppliers

We manufactured approximately 55% of the work apparel garments that we placed into service in fiscal 2010. These garments are primarily manufactured in the Dominican Republic. Various outside vendors are used to supplement our additional product needs, including garments, floor mats, dust mops, wiping towels, linens and related products. We are not aware of any circumstances that would limit our ability to obtain raw materials to support the manufacturing process or to obtain garments or other items to meet our customers' needs.

Environmental Matters

Our operations, like those of our competitors, are subject to various federal, state and/or local laws, rules and regulations respecting the environment, including potential discharges into wastewater and air and the generation, handling, storage, transportation and disposal of waste and hazardous substances. We generate certain amounts of waste in connection with our laundry operations, including detergent wastewater, wastewater sludge, waste oil and other residues. Some of these wastes are classified as hazardous under these laws. We continue to make significant investments in properly handling and disposing of these wastes to ensure compliance with these regulations.

We discuss certain legal matters in this Annual Report on Form 10-K under Part I, Item 1A. Risk Factors – Compliance with environmental laws and regulations could result in significant costs that adversely affect our operating results, Item 3. Legal Proceedings, Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under Environmental Matters and Item 8. Financial Statements and Supplementary Data in Note 13 entitled "Commitments and Contingencies" of "Notes to Consolidated Financial Statements." Any environmental liability relating to such matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, could be material to our results of operations or financial position. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, legal matters, claims and environmental contingencies, based on information currently available and our best assessment of the ultimate amount and timing of environmental-related events, we believe that the cost of these environmental-related matters are not expected to have a material adverse effect on our results of operations of financial position. While we believe the possibility is remote, there is a potential that we may incur additional losses in excess of established reserves due to the imposition of clean-up obligations, the discovery of alleged contamination or other changes.

Employees

Our U.S. operations had approximately 6,200 employees as of July 3, 2010, which includes approximately 3,100 production employees and 3,100 sales, office, route and management personnel. Unions represent approximately 12% of our U.S. employees. Management believes its U.S. employee relations are satisfactory.

Our Canadian operations had approximately 1,300 employees as of July 3, 2010, which includes approximately 650 production employees and 650 sales, office, route and management personnel. Unions represent approximately 65% of our Canadian employees. Management believes its Canadian employee relations are satisfactory.

Foreign and Domestic Operations

Financial information relating to foreign and domestic operations is set forth in Note 14 of our Consolidated Financial Statements included in Item 8 of this Form 10-K.

Intellectual Property

We own a portfolio of registered trademarks, trade names and licenses, and certain U.S. and foreign process and manufacturing patents relating to our business. These proprietary properties, in the aggregate, constitute a valuable asset. We do not believe, however, that our business is dependent upon any single proprietary property or any particular group of proprietary properties.

Seasonality and Working Capital

We do not consider our business to be seasonal to any significant extent or subject to any unusual working capital requirements.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports are available free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at http://www.gkservices.com. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

In addition, this section sets forth statements which constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may" and "will" or the negative versions thereof and similar expressions and by the context in which they are used. Such statements are based upon our current expectations and speak only as of the date made. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in or implied by this Annual Report on Form 10-K. Factors that might cause such a difference include, but are not limited to, the possibility of greater than anticipated operating costs, lower sales volumes, the performance and costs of integration of acquisitions or assumption of unknown liabilities in connection with acquisitions, fluctuations in costs of materials and labor, costs and possible effects of union organizing activities, loss of key management, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, failure to achieve and maintain effective internal controls for financial reporting required by the Sarbanes-Oxley Act of 2002, the initiation or outcome of litigation or governmental investigation, higher than assumed sourcing or distribution costs of products, the disruption of operations from catastrophic events, disruptions in capital markets, the liquidity of counterparties in financial transactions, changes in federal and state tax laws, economic uncertainties and the reactions of competitors in terms of price and service. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made except as required by law.

Also note that we provide the following cautionary discussion of risks, uncertainties and assumptions relevant to our businesses. Actual results may differ from certain assumptions we have made causing actual events to vary from expected results. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

General economic factors may adversely affect our financial performance.

General economic conditions may adversely affect our financial performance. Continued high levels of unemployment, inflation, tax rates and other changes in tax laws and other economic factors could adversely affect the demand for our products and services. Increases in labor costs, including healthcare and insurance costs, higher material costs for items, such as linens and textiles, higher fuel and other energy costs, higher interest rates, inflation, higher tax rates and other changes in tax laws and other economic factors could increase our costs of rental and direct sales and selling and administrative expenses and could adversely affect our operating results.

Increased competition could adversely affect our financial performance.

We operate in highly competitive industries and compete with national, regional and local providers. Product, design, price, quality, service and convenience to the customer are the primary competitive elements in these industries. If existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower prices, which could be detrimental to our operating results. Our competitors also generally compete with us for acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates. In addition, our customers and prospects may decide to perform certain services in-house instead of outsourcing such services. These competitive pressures could adversely affect our sales and operating results.

Risks associated with potential impairment of goodwill and intangible assets.

In fiscal 2009, we recorded a non-cash impairment charge of $107.0 million, which reduced the carrying value of our goodwill to $319.9 million as of June 27, 2009. We continue to monitor relevant circumstances, including customer spending levels, general economic conditions and the market price for our common stock, and the potential impact that such circumstances might have on the valuation of our goodwill. It is possible that changes in such circumstances, or in the numerous variables associated with the judgments, assumptions and estimates made by us in assessing the appropriate valuation of our goodwill, could require us to further reduce our goodwill and record related non-cash impairment charges. If we were required to further reduce our goodwill and record related non-cash impairment charges, our financial position and results of operations would be adversely affected.

Risks associated with the suppliers from whom our products are sourced could adversely affect our operating results.

The products we sell are sourced from a variety of domestic and international suppliers. Global sourcing of many of the products we sell is an important factor in our financial performance. All of our suppliers must comply with applicable laws, including, without limitation, labor and environmental laws, and otherwise be certified as meeting our required supplier standards of conduct. Our ability to find qualified suppliers who meet our standards, and to access products in a timely and efficient manner can be a significant challenge, especially with respect to suppliers located and goods sourced outside the United States. Political and economic stability in the countries in which foreign suppliers are located, the financial stability of suppliers, suppliers' failure to meet our supplier standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, currency exchange rates, transport availability and cost, inflation and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, United States and Canadian foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our operating results.

Failure to comply with the regulations of the U.S. Occupational Safety and Health Administration and other state and local agencies that oversee safety compliance could adversely affect our results of operation.

The Occupational Safety and Health Act of 1970, as amended, or "OSHA", establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various record keeping, disclosure and procedural requirements. Various OSHA standards apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with OSHA and other state and local laws and regulations. Any failure to comply with these regulations could result in fines by government authorities and payment of damages to private litigants and affect our ability to service our customers and adversely affect our results of operation.

Compliance with environmental laws and regulations could result in significant costs that adversely affect our operating results.

Our operating locations are subject to stringent environmental laws, rules and regulations relating to the protection of the environment and health and safety matters, including those governing the potential discharges of pollutants to the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including, without limitation, clean-up costs, fines, sanctions and claims by regulators or third parties for property damage and personal injury, as a result of violations or liabilities under these laws and regulations. As a result of violations of these laws and regulations, among other things, we could be required to reduce or cease use of certain equipment and/or limit or stop production at certain facilities. These consequences could have a material adverse affect on our results of operations and financial condition and disrupt customer relationships. We are currently involved in a limited number of legal matters and remedial investigations and actions at various locations. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, legal matters and environmental contingencies, based on information currently available and our assessment of the ultimate amount and timing of environmental-related events, we believe that the cost of these environmental-related matters are not reasonably likely to have a material adverse effect on our results of operations or financial position. It is possible, however, that our future financial position or results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies, the imposition of clean-up obligations, and the discovery of alleged contamination or changes out of our control. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Under environmental laws, an owner or operator of real estate may be required to pay the costs of removing or remediating hazardous materials located on or emanating from property, whether or not the owner or operator knew of or was responsible for the presence of such hazardous materials. While we regularly engage in environmental due diligence in connection with acquisitions, we can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make us liable under these laws or expose us to regulator or third-party actions, including tort suits.

Additionally, we must maintain compliance with various permits and licenses issued to us in connection with our operations, or we must apply for and obtain such permits and licenses. Any failure on our part to maintain such compliance or to apply for and receive such permits and licenses could have a material effect on our ability to continue operations at a particular location. At each reporting period, we assess our operations to determine whether the costs of resolution of legal matters or of investigation and remediation of environmental conditions are probable and can be reasonably estimated, as well as the adequacy of our reserves with respect to such costs. At July 3, 2010, our reserves for environmental matters were approximately $3.2 million. We cannot guarantee that our reserves with respect to environmental matters will be sufficient or that the costs of resolution of legal matters or of remediation and investigation will not substantially exceed our reserves as new facts, circumstance or estimates arise.

Volatility in the global economy could adversely affect results.

Global financial markets have experienced disruption in recent years, including, among other things, volatility in security prices, diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. There can be no assurance that there will not be further change, which could lead to challenges in our business and negatively impact our financial results. The continued tightening of credit in financial markets adversely affects the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in orders and spending for our products and services. In addition, changes in the economic environment could adversely impact assumptions we use to value our pension plan assets and obligations which could result in a material adverse impact to our financial results in future periods.

Fluctuations in demand for our products and services may harm our financial results and are difficult to forecast.
Current uncertainty in global economic conditions poses a risk to the overall economy as consumers and businesses may defer purchases in response to tighter credit and negative financial news. This could negatively impact our customers and consequently have a negative impact on our financial performance. If demand for our products and services fluctuates as a result of economic conditions or otherwise, our revenue and operating margin could be negatively impacted. Important factors that could cause demand for our products and services to fluctuate include:

- changes in business and economic conditions, including further downturns in specific industry segments and/or the overall economy;
- changes in consumer confidence caused by changes in market conditions, including changes in the credit market, expectations for inflation, and energy prices;
- competitive pressures, including pricing pressures, from companies that have competing products and services;
- changes in customer needs;
- changes in our customers' employment levels, which impacts the number of users of our products and services;
- strategic actions taken by our competitors; and
- market acceptance of our products and services.

If our customers' demand for our products and services decreases, our plant and manufacturing capacity could be underutilized, and we may be required to record an impairment on our long-lived assets, including facilities and equipment, as well as intangible assets, which would increase our expenses. The change in demand for our products and services, and changes in our customers' needs, could have a variety of negative effects on our competitive position and our financial results, and, in certain cases, may reduce our revenue, increase our costs, lower our gross margin percentage, or require us to recognize impairments of our assets.

Legal proceedings that may adversely affect our financial condition and operating results.
From time to time we are party to various litigation claims and legal proceedings. Certain of these lawsuits or potential future lawsuits, if decided adversely to us or settled by us, may result in a liability that is material to our financial condition and operating results. We discuss these lawsuits and other litigation to which we are party in greater detail within Item 3. Legal Proceedings, Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under Environmental Matters and Item 8. Financial Statements and Supplementary Data in Note 13 entitled "Commitments and Contingencies" of "Notes to Consolidated Financial Statements."

Risks associated with our acquisition strategy could adversely affect our operating results.
Historically, a portion of our growth has come from acquisitions. We continue to evaluate opportunities for acquiring businesses that may supplement our internal growth. However, there can be no assurance that we will be able to identify and purchase suitable operations. In addition, the success of any acquisition depends in part on our ability to integrate the acquired company. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our management's attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover all operational deficiencies or material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our operating results.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.
Gasoline, diesel, natural gas and electricity represent a significant cost within our business. The price of these commodities, which are required to run our vehicles and equipment, can be unpredictable and can fluctuate based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Increases in these commodities could adversely affect our results of operations and financial condition.

Fluctuations in Canadian, Dominican Republic and Ireland currencies could have an adverse effect on our results of operations and financial condition.
Certain of our foreign revenues and operating expenses are transacted in local currencies. Therefore, our results of operations and certain receivables and payables are subject to foreign exchange rate fluctuations.

Failure to preserve positive labor relationships.
Significant portions of our Canadian labor force are unionized, and a lesser portion of United States employees are unionized. Competitors within our industry have been the target of unionization campaigns. While we believe that our Canadian and U.S. employee relations are satisfactory, we could experience pressure from labor unions similar to those faced by our competitors. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products and services. In addition, significant union representation would require us to negotiate with many of our employees collectively and could adversely affect our results by restricting our ability to maximize the efficiency of our operations.

Inability to attract and retain employees could adversely impact our operations.
Our ability to attract and retain employees is important to our operations. Our ability to expand our operations is in part impacted by our ability to

increase our labor force. In the event of a labor shortage, or in the event of a change in prevailing labor and/or immigration laws, we could experience difficulty in delivering our services in a high-quality or timely manner and we could be forced to increase wages in order to attract and retain employees, which would result in higher operating costs.

Loss of our key management or other personnel could adversely impact our business.
Our success is dependent on the skills, experience and efforts of our senior management and other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our company, our results of operations could be adversely affected.

Unexpected events could disrupt our operations and adversely affect our operating results.
Unexpected events, including, without limitation, fires at facilities, natural disasters, such as hurricanes and tornados, public health emergencies, war or terrorist activities, unplanned utility outages, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our business, could adversely affect our operating results. These events could result in disruption of customer service, physical damage or temporary closure of one or more key operating facilities, or the temporary disruption of information systems.

Failure to achieve and maintain effective internal controls could adversely affect our business and stock price.
Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, as such standards are modified, supplemented or amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Failure to execute our business plan could adversely affect our business and stock price.
We are in the process of executing a new business plan with the goal of improving our financial performance. Successful execution of our business plan is not assured as there are several obstacles to success, including a continued difficult economic environment and a competitive industry. In addition, there can be no assurance that our efforts, if properly executed, will result in our desired outcome of improved financial performance.

Multi-Employer Union Pension plans may have a material adverse affect on our financial performance.
We participate in a number of union sponsored, collectively bargained multi-employer pension plans ("Union Plans"). We are responsible for our proportional share of any unfunded vested benefits related to the Union Plans. The funded status of these various plans has substantially deteriorated in the recent past. In the future, if local union employees vote to decertify their respective union, it could trigger a liability under the associated Union Plan, which could be greater than currently estimated amounts. The liability, if incurred, could have a material adverse impact on our financial performance. We do not have the ability to predict or influence the timing of the votes to decertify a Union. We may miss our projected earnings per share and operating results during any given quarter due to the inherent difficulty in predicting or controlling the events which precipitate a liability.

Cash generated from operations could be affected by a number of risks and uncertainties.
In fiscal 2011, we may actively seek and consider acquisitions of business assets. The consummation of any acquisition could affect our liquidity profile and level of outstanding debt. However, we believe that our earnings and cash flows from operations, existing credit facilities and our ability to obtain additional debt or equity capital, if necessary, will be adequate to finance acquisition opportunities.

Access to the capital markets, including bank financing, to provide sources of liquidity for general corporate purposes, including share repurchases.
Although we believe that we will be able to maintain sufficient access to the capital markets, changes in current market conditions, deterioration in our business performance, or adverse changes in the economy could limit our access to these markets. Although we cannot predict the availability of future funding, we do not believe that the current credit environment will impede our ability to access the capital markets because of our financial position.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We occupy over 160 facilities located in the United States, Canada, the Dominican Republic and Ireland. These facilities include our processing, branch, garment manufacturing, distribution and administrative support locations. We clean and supply rental items from approximately 53 facilities located in 41 cities in the United States, 9 cities in Canada and one city in Ireland. We own approximately 90% of our processing facilities, which average approximately 44,000 square feet in size.

Item 3. Legal Proceedings

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters arising in the normal course of business, including, without limitation, those described below.

On February 19, 2010, we settled the previously disclosed matter brought against us by the Commissioner of Environmental Protection of the State of Connecticut. The aggregate settlement amount was within previously established reserves.

In August 2008, we became aware that our Des Moines, Iowa facility allegedly violated the facility's wastewater treatment permit. In addition, we became aware that this facility allegedly did not properly report its wastewater sampling results to the City of Des Moines. We promptly brought this matter to the attention of the City of Des Moines Attorney's office and the City of Des Moines water reclamation authority. We also immediately launched our own investigation. As part of our investigation, we learned, among other things, that the City of Des Moines' water reclamation authority was aware of the situation and had referred this matter to the U.S. Environmental Protection Agency ("U.S. EPA"). The U.S. EPA has also referred this matter to the U.S. Attorneys' office in Des Moines, Iowa. We have reached settlement with the Des Moines Metropolitan Wastewater Reclamation Authority and resolved this matter with the city. We are in the midst of resolving this matter with the U.S. EPA and the U.S. Attorney.

On July 24, 2008, the U.S. EPA inspected our facility in South Chicago, Illinois. As part of its inspection, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the overall environmental compliance and permitting of the facility. The U.S. EPA provided written record of its inspection findings to us and identified alleged noncompliance with certain provisions of the Resource Conservation and Recovery Act. The U.S. EPA has subsequently visited this facility. We have responded to the U.S. EPA and will continue to work cooperatively with the U.S. EPA to resolve this matter.

In the summer and fall of 2008, the U.S. EPA inspected our facility in Manchester, New Hampshire. As part of its inspection, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the facility's overall environmental compliance and permitting. The U.S. EPA requested additional information regarding our Manchester and Portsmouth, New Hampshire facilities to evaluate compliance with the Clean Air Act and applicable state and federal regulations, and the U.S. EPA issued a testing order at the Manchester facility. We have completed the requested testing and submitted a test report to the U.S. EPA and the New Hampshire Department of Environmental Services ("NHDES"). Subsequently, in September 2009, the U.S. EPA issued a Notice of Violation alleging noncompliance with state and federal laws concerning air emissions and permitting. We will continue to work cooperatively with the U.S. EPA to resolve this matter.

While we cannot predict the outcome of these matters with certainty, we currently do not expect any of these matters to have a material adverse effect on our results of operations or financial position. However, while we believe the possibility is remote, there is the potential that we may incur additional losses in excess of established reserves, and these losses could be material.

Item 4. Submission of Matters to a Vote of Security Holders

None.

ITEM 5. Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A Common Stock is quoted on the Global Select Market of The NASDAQ Stock Market LLC under the symbol "GKSR." The following table sets forth the high and low reported sales prices for the Class A Common Stock as quoted on the Global Select Market of The NASDAQ Stock Market LLC, for the periods indicated.

	Fiscal 2010		Fiscal 2009	
	High	**Low**	High	Low
1st Quarter	**$25.91**	**$19.95**	$38.15	$30.08
2nd Quarter	**26.55**	**19.97**	35.45	18.73
3rd Quarter	**28.33**	**23.05**	21.00	15.32
4th Quarter	**28.83**	**20.09**	27.53	18.29

As of August 20, 2010, we had 873 registered holders of record of our common stock.

We paid dividends of $5.6 million in fiscal 2010, $5.2 million in fiscal 2009 and $4.0 million in fiscal 2008. Dividends per share were $0.30, $0.28 and $0.20 in fiscal years 2010, 2009 and 2008, respectively. We anticipate dividends in fiscal year 2011 to increase from $0.30 to $0.38 per share, which will result in approximately $7.1 million of dividends in fiscal year 2011. Our debt agreements contain restrictive covenants, which, under specific circumstances, could limit the payment of cash dividends we declare during any fiscal year.

The following table sets forth certain information as of July 3, 2010 with respect to equity compensation plans under which securities are authorized for issuance:

Plan Category[1]	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders:			
2006 Equity Incentive Plan[2]	**811,735**	**$33.40**	**541,196**
Employee Plans[3]	**628,842**	**34.94**	**–**
1996 Directors' Stock Option Plan	**40,500**	**35.79**	**–**
Total:	**1,481,077**	**$34.13**	**541,196**
Equity compensation plans not approved by stockholders:			
None	–	–	–
Total	**1,481,077**	**$34.13**	**541,196**

(1) See Note 10 to our audited financial statements included in the accompanying financial statements.
(2) Approved at the November 16, 2006 shareholder meeting.
(3) Includes our 1989 Stock Option and Compensation Plan and 1998 Stock Option and Compensation Plan.

Issuer Purchase of Equity Securities

In May 2008, we announced the authorization to expand our share repurchase program from $100.0 million to $175.0 million, which increases the share repurchase program previously approved by our Board of Directors in May 2007. Under the program we did not repurchase any shares in fiscal 2010. In fiscal 2009, we repurchased 650,387 shares for $16.1 million. At the end of fiscal 2010, we had approximately $57.9 million remaining under this authorization. Our debt agreements contain restrictive covenants, which, under certain circumstances, could limit the amount of share repurchases.

Stockholder Return Performance Graph

The following graph shows a five-year comparison of the cumulative total return on $100 invested in our Common Stock, the Standard and Poor's ("S&P") 500 Stock Index and a nationally recognized group of companies in the uniform services industry (the "Peer Index"). The companies included in the Old Peer Index are Angelica Corporation, Cintas Corporation, and UniFirst Corporation. The companies included in the New Peer Index are Cintas Corporation and UniFirst Corporation, which the company believes is the most appropriate comparison.

The graph illustrates the cumulative values at the end of each succeeding fiscal year resulting from the change in the stock price, assuming a dividend reinvestment.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
July 2010



$140
$120
$100
$80
$60
$40
$20
$0
2005
2006
2007
2008
2009
2010
G&K Services Inc.
S&P 500 Index - Total Returns
New Peer Group
Old Peer Group

Prepared by Zacks Investment Research, Inc. Used with permission.

Item 6. Selected Financial Data

The following table sets forth certain selected financial data. All amounts are in millions, except per share data.

	2010	2009	2008	2007	2006
Revenues	**$833.6**	$936.0	$1,002.4	$929.5	$880.8
Net Income/(Loss)	**28.6**	(72.5)	46.1	43.2	41.9
Per Share Data:					
Basic earnings per share	**1.56**	(3.94)	2.29	2.03	1.98
Diluted earnings per share	**1.56**	(3.94)	2.27	2.02	1.97
Dividends per share	**0.30**	0.28	0.20	0.16	0.07
Total Assets	**813.9**	857.3	1,053.2	991.8	951.1
Long-Term Debt	**160.4**	224.8	280.4	149.0	195.4
Stockholders' Equity	**466.9**	437.4	557.5	592.0	547.4

We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal year 2010 was a 53 week year. Fiscal years 2006 through 2009 were 52 week years. The net loss in fiscal year 2009 is the result a non-cash impairment primarily related to goodwill which is fully discussed in Note 3 to our audited financial statements included in the accompanying financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes thereto which are included herein. We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal year 2010 was a 53 week year. Fiscal year 2009 and 2008 were 52 week years.

Overview

G&K Services, Inc., founded in 1902 and headquartered in Minnetonka, Minnesota, is a market leader in providing branded work apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industrial, service and high-technology companies providing them with work apparel and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We believe that the existing North American rental market is approximately $7.0 billion, while the existing portion of the direct sale market targeted by us is approximately $5.0 billion.

We have participated in the industry consolidation from family owned and small local providers to several large providers. Our acquisition strategy is focused on acquisitions that expand our geographic presence and/or expand our local market share and further leverage our existing production facilities.

Critical Accounting Policies

The discussion of the financial condition and results of operations are based upon the Consolidated Financial Statements, which have been prepared in conformity with United States generally accepted accounting principles. As such, management is required to make certain estimates, judgments and assumptions that are believed to be reasonable based on the information available. These estimates and assumptions affect the reported amount of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, the most important and pervasive accounting policies used and areas most sensitive to material changes from external factors. See Note 1 to the Consolidated Financial Statements for additional discussion of the application of these and other accounting policies.

Revenue Recognition and Allowance for Doubtful Accounts

Our rental business is largely based on written service agreements whereby we agree to collect, launder and deliver uniforms and other related products. The service agreements generally provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, we recognize revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or damaged uniforms and replacement fees for non-personalized merchandise that is lost or damaged. Direct sale revenue is recognized in the period in which the product is shipped.

We changed our business practices regarding the replacement of certain in-service towel and linen inventory and accordingly, during the fourth quarter of fiscal year 2010, we modified our revenue recognition policy related to the associated replacement fees. This revenue, which has historically been deferred and recognized over the estimated useful life of the associated in-service inventory, is now recognized upon billing. The effect of this change was to increase revenue and income from operations by $6.7 million, net income by $4.2 million and basic and diluted earnings per common share by $0.23 in fiscal year 2010.

Estimates are used in determining the collectability of accounts receivable. Management analyzes specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances when evaluating the adequacy of the allowance for doubtful accounts. Significant management judgments and estimates are used in connection with establishing the allowance in any accounting period.

Inventories

Inventories consist of new goods and rental merchandise in service. We estimate our reserves for inventory obsolescence by periodically examining our inventory to determine if there are indicators that carrying values of the inventories exceed the net realizable value. Experience has shown that significant indicators that could require the need for additional inventory write-downs include the age of the inventory, anticipated demand for our products, historical inventory usage, revenue trends and current economic conditions. We believe that adequate reserves for inventory obsolescence have been made in the Consolidated Financial Statements, however, in the future, product lines and customer requirements may change, which could result in additional inventory write-downs. New goods are stated at lower of first-in, first-out (FIFO) cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by the merchandise. Estimated lives of rental merchandise in service range from six months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

We review the estimated useful lives of our in-service inventory assets on a periodic basis. During the fourth quarter of 2010, we completed an analysis of certain in-service inventory assets which resulted in the estimated useful lives for these assets being modified to better reflect the estimated periods in which the assets will remain in service. The effect of the change in estimate in fiscal year 2010 was not material.

Environmental Costs

We accrue various environmental related costs, which consist primarily of estimated cleanup costs, fines and penalties, when it is probable that we have incurred a liability and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, we accrue the minimum amount. This accrued amount reflects our assumptions regarding the nature of the remedy, and the outcome of discussions with regulatory agencies. Changes in the estimates on which the accruals are based, including unanticipated government enforcement actions, or changes in environmental regulations could result in higher or lower costs.

Accordingly, as investigations and other actions proceed, it is likely that adjustments in our accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on our results of operations or cash flows in a given period. While we cannot predict the ultimate outcome of these environmental matters, currently, none of these actions are expected to have a material adverse effect on our results of operations or financial position. While we believe the possibility is remote, there is the potential that we may incur additional losses in excess of established reserves and these losses could be material.

Accruals for environmental liabilities are included in the "Other" accrued expenses line item in the Consolidated Balance Sheets. Environmental costs are capitalized if they extend the life of the related property, increase its capacity, and/or mitigate or prevent future contamination. The cost of operating and maintaining environmental control equipment is charged to expense.

For additional information see Note 13, "Commitments and Contingencies".

Impairments of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with applicable accounting standards. Recoverability of assets in accordance with these standards compares the projected undiscounted future cash flows from use and disposition of assets to the carrying amounts of those assets. When the sum of projected undiscounted cash flows is less than the carrying amount, impairment losses are recognized. In determining such impairment losses, discounted cash flows are utilized to determine the fair value of the assets being evaluated. During the third quarter of fiscal 2009, we recorded an impairment loss of $19.7 million related to certain long-lived assets and included that loss in the "Goodwill and other impairment charges" line item in the Consolidated Statements of Operations. We did not record any impairment losses on long-lived assets in the Consolidated Financial Statements in fiscal 2010 or 2008.

For additional information see Note 3, "Goodwill and Other Impairment Charges".

Goodwill and Intangible Assets

The carrying value of goodwill is reviewed annually in our fourth quarter for possible impairment or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill has been assigned to reporting units for purposes of impairment testing. Our reporting units are U.S. Rental operations, Canadian Rental operations and Direct Sales operations. The associated goodwill balances were $259.7 million, $63.4 million and $0, respectively, at July 3, 2010. There have been no changes to our reporting units or in the allocation of goodwill to each respective reporting unit in fiscal year 2008, 2009 or 2010.

The goodwill impairment test involves a two-step process. First, we assess whether the fair value of the reporting unit exceeds the carrying amount of the unit including goodwill. Our evaluation generally considers changes in the operating environment, competitive position, market trends, operating performance, quoted market prices for our equity securities, fair value models and research prepared by independent analysts, and if necessary, discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, we would perform a second test, and if necessary, reduce the reporting unit's goodwill to its implied fair value. The second step requires us to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit. There were no impairments of goodwill in fiscal 2010 or 2008.

During the second quarter of fiscal year 2009, there was a significant deterioration in general economic conditions and in the market value of our stock. The resulting decline in our market capitalization prompted us to conduct a goodwill analysis to determine if an impairment of goodwill existed as of December 27, 2008. Our analysis evaluated the estimated fair value of each reporting unit relative to the net book value. We prepared a discounted cash flow model to estimate fair value, which validated the reasonableness of the estimated market value plus a control premium. As a result of this analysis, no impairment was recorded as of December 27, 2008.

The significant job losses in the North American economy during the third quarter of fiscal year 2009 and the resultant decline in the employment levels of our customers and our associated financial results prompted us to update our assessment of goodwill and adjust our cash flow assumptions to reflect an extended economic downturn and more severe job losses than were previously considered in our interim goodwill impairment analysis at the end of the fiscal second quarter. The adjusted assumptions assumed that employment levels would continue to decline into fiscal 2010 and begin to moderately improve in fiscal 2011, returning to more normalized levels in fiscal 2012 and beyond. This revision of assumptions drove a decrease in the calculated fair values of the U.S. Rental and Direct Sales reporting units, which resulted in our goodwill impairment charge in the third quarter of fiscal year 2009. After completing the assessment, we determined that the carrying value of our U.S. Rental and Direct Sales reporting units exceeded the fair value and as described in Note 3, an impairment charge of $107.0 million was required. Please see the discussion of our sensitivity analysis in Note 3 for an understanding of the impact that each significant assumption has on the calculated fair values of each reporting unit.

Determining a reporting unit's discounted cash flows requires significant management judgment with respect to sales, gross margin and selling, general and administrative (SG&A) expense rates, capital expenditures and the selection and use of an appropriate discount rate. The projected sales, gross margin and SG&A expense rate assumptions and capital expenditures were based on our annual business plan and other forecasted results. Discount rates reflected a market-based weighted average cost of capital taking into consideration the risks associated with the projected cash flows directly resulting from the use of those assets in operations. The estimated fair value of reporting units was based on the best information available as of the date of the assessment. The use of different assumptions would have increased or decreased estimated discounted future operating cash flows and could have increased or decreased any impairment charge. As identified in Note 3, the terminal growth rate we used in our discounted cash flow model was 2.5%-3.0%. While we do not believe historical operating results are necessarily indicative of future operating results, we believe our assumptions are reasonable when compared to our historical 10 year compound annual growth rate in operating cash flow of 3.3%.

We performed our annual goodwill impairment test as of June 27, 2009 and determined that no further impairment of goodwill occurred in fiscal year 2009.

Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

For additional information see Note 3, "Goodwill and Other Impairment Charges".

Insurance

We carry large deductible insurance policies for certain obligations related to health, workers' compensation, auto and general liability programs. These deductibles range from $0.4 million to $0.8 million. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. Management estimates generally consider historical claims experience, escalating medical cost trends, expected timing of claim payments and actuarial analyses provided by third parties. Changes in the cost of medical care, our ability to settle claims and the present value estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Income Taxes

Provisions for federal, state, and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Significant judgment is required in determining income tax provisions and evaluating tax positions. We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that our tax position will be sustained, we record our best estimate of the resulting tax liability and any applicable interest and penalties in the Consolidated Financial Statements.

Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory rates in effect for the year in which the differences are expected to reverse. We present the tax effects of these deferred tax assets and liabilities separately for each major tax jurisdiction. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that the changes are enacted. We record valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized. We evaluate our deferred tax assets and liabilities on a periodic basis. We believe that we have adequately provided for our future income tax obligations based upon current facts, circumstances and tax law.

Results of Operations

The percentage relationships to revenues of certain income and expense items for the three fiscal years ended July 3, 2010, June 27, 2009 and June 28, 2008, and the percentage changes in these income and expense items between years are presented in the following table:

	Percentage of Revenues Years Ended			Percentage Change Between Years	
	Fiscal 2010	Fiscal 2009	Fiscal 2008	FY 2010 vs. FY 2009	FY 2009 vs. FY 2008
Revenues:					
Rental operations	**93.1%**	92.0%	92.4%	**(9.9)%**	(7.0)%
Direct sales	**6.9**	8.0	7.6	**(23.4)**	(2.1)
Total revenues	**100.0**	100.0	100.0	**(10.9)**	(6.6)
Operating expenses:					
Cost of rental operations	**69.5**	70.1	67.6	**(10.6)**	(3.6)
Cost of direct sales	**74.0**	74.2	72.6	**(23.5)**	0.1
Total cost of sales	**69.9**	70.4	68.0	**(11.7)**	(3.3)
Selling and administrative	**23.0**	24.2	22.9	**(15.2)**	(1.7)
Goodwill and other impairment charges	**–**	13.5	–	**(100.0)**	–
Income/(Loss) from operations	**7.2**	(8.1)	9.0	**178.4**	(184.0)
Interest expense	**1.7**	1.5	1.6	**(1.1)**	(10.0)
Income/(Loss) before income taxes	**5.5**	(9.6)	7.5	**150.8**	(220.1)
Provision/(Benefit) for income taxes	**2.1**	(1.9)	2.9	**197.6**	(160.8)
Net income/(loss)	**3.4%**	(7.7)%	4.6%	**139.5%**	(257.3)%

Fiscal 2010 Compared to Fiscal 2009

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, we will periodically have a fiscal year that consists of 53 weeks. Fiscal year 2010 had 53 weeks and fiscal year 2009 had 52 weeks. We estimate that the extra week of operations generated incremental revenue of approximately $15.0 million and incremental earnings of approximately $0.03 per share in fiscal year 2010.

Revenues. Total revenues in fiscal 2010 declined 10.9% to $833.6 million from $936.0 million in fiscal 2009.

Rental revenue decreased $84.8 million in fiscal 2010, a 9.9% decrease from fiscal 2009. The organic rental growth rate was negative 11.5%, a decrease from negative 5.25% in fiscal 2009. Our organic rental growth was negatively impacted by significantly reduced customer employment levels and lower new account sales due to adverse economic conditions. Organic rental revenue is calculated using rental revenue, adjusted to exclude foreign currency exchange rate changes, divestitures, acquisitions and the impact of the 53rd week compared to prior-period results. We believe that the organic rental revenue reflects the growth of our existing rental business and is, therefore, useful in analyzing our financial condition and results of operations. In addition, rental revenue was positively impacted by $12.4 million, or 1.4%, compared to the prior year due to the favorable impact of foreign currency translation rates, $14.0 million due to the extra week and $6.7 million due to the modification of our revenue recognition policy related to certain towel and linen replacement fees. These positive impacts were offset by the divestiture of several operations that resulted in a decrease in rental revenue of approximately $22.3 million or 2.6%.

Direct sale revenue was $57.5 million in fiscal 2010, a 23.4% decrease from $75.0 million in fiscal 2009. The organic direct sale growth rate was approximately negative 28.25% in fiscal year 2010 compared to negative 1.5% in fiscal year 2009. The decrease in direct sale revenue was due to the loss of a significant customer at the end of fiscal year 2009 and the continued difficult economic environment. Also, fiscal 2009 included increased revenues from the rollout of an apparel program to a major airline industry customer. These decreases were partially offset by several large new customer accounts and the impact of the extra week.

Cost of Rental. Cost of rental operations which includes merchandise, production and delivery expenses decreased 10.6% to $539.7 million in fiscal 2010 from $603.5 million in fiscal 2009. As a percentage of rental revenue, our gross margin from rental sales increased to 30.5% in fiscal 2010 from 29.9% in the prior fiscal year. During fiscal 2010, we experienced significant margin pressure resulting from our 11.5% negative organic rental growth, the impact of higher vehicle leasing costs and the impact of fixed costs absorbed over a lower revenue base. These decreases in rental gross margin were offset by a decrease in our merchandise expense related to more effectively using and sharing garments, lower energy prices and cost control efforts.

Cost of Direct Sales. Cost of direct sales decreased to $42.6 million in fiscal 2010 from $55.7 million in fiscal 2009. Gross margin from direct sales increased in fiscal 2010 to 26.0% from 25.8% in fiscal 2009. The slight increase in gross margin is primarily due to the change in product mix to include an increased percentage of higher margin items in fiscal 2010 compared to fiscal 2009.

Selling and Administrative. Selling and administrative expenses decreased 15.2% to $191.7 million in fiscal 2010 from $226.1 million in fiscal 2009. As a percentage of total revenues, selling and administrative expenses decreased to 23.0% in fiscal 2010 from 24.2% in fiscal 2009. The decrease is primarily the result of cost reduction activities, net gains associated with the sale, divestiture and write-down of certain business assets in fiscal 2010 of $4.0 million, environmental and severance expense in the prior year of $9.6 million that did not reoccur in the current year and lower selling expenses as a result of lower new account sales. These decreases were partially offset by the impact of fixed costs absorbed over a lower revenue base.

Goodwill and Other Impairment Charges. As discussed in Note 3 to the Consolidated Financial Statements, during fiscal year 2009, we conducted an impairment analysis for our goodwill and our intangible assets and long-lived assets. This analysis concluded that certain of our goodwill, intangible assets, and long-lived assets carrying values exceeded their related fair values by $126.7 million. This non-cash charge consisted of $107.0 million related to goodwill, $16.2 million related to long-lived assets and $3.5 million related to certain acquired customer lists.

Interest Expense. Interest expense was $13.8 million in fiscal 2010 as compared to $14.0 million in fiscal 2009. The decreased interest expense associated with the reduction in overall debt balances was partially offset by higher effective interest rates and increased debt closing costs amortization related to the new revolving credit agreement.

Provision for Income Taxes. Our effective tax rate for fiscal 2010 increased to 37.5% from 19.5% in fiscal 2009. The current year tax rate is lower than our statutory rate due to the adjustment of deferred tax liabilities related to Canada, the enactment of a provincial tax rate reduction and the favorable tax treatment on the sale of certain assets, offset by the reduction of a deferred tax asset associated with equity based compensation. The prior year tax rate was significantly lower than our statutory rate primarily due to the impact of nondeductible goodwill impairment charges, nondeductible environmental charges, and the write-off of deferred tax assets associated with certain expiring stock options. Both periods included adjustments resulting from the final calculation and filing of our annual income tax returns and the decrease in tax reserves for uncertain tax positions due to the expiration of certain tax statutes.

Fiscal 2009 Compared to Fiscal 2008

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, we will periodically have a fiscal year with 53 weeks of results. Fiscal years 2009 and 2008 both had 52 weeks.

Revenues. Total revenues in fiscal 2009 declined 6.6% to $936.0 million from $1,002.4 million in fiscal 2008.

Rental revenue decreased $64.8 million in fiscal 2009, a 7.0% decrease from fiscal 2008. The organic industrial rental growth rate was approximately negative 5.25%, a decrease from approximately 3.0% in fiscal 2008. Our organic rental growth was negatively impacted by economic-driven customer attrition, reduced customer employment levels, lower usage levels and lower new account sales due to difficult economic conditions. Organic rental revenue is calculated using rental revenue, adjusted for foreign currency exchange rate changes and revenue from newly acquired businesses compared to prior-period results. We believe that the organic rental revenue reflects the growth of our existing rental business and is, therefore, useful in analyzing our financial condition and results of operations. In absolute dollars, rental revenue was negatively impacted by approximately $20.8 million, or 2.3%, compared to the prior year rental revenue due to the unfavorable impact of foreign currency translation rates with Canada.

Direct sale revenue was $75.0 million in fiscal 2009, a 2.1% decrease from $76.6 million in fiscal 2008. The organic direct sale growth rate was approximately negative 1.5% in fiscal year 2009 compared to negative 9.5% in fiscal year 2008. The decrease in direct sale revenue was due to the non-renewal of a contract with a major customer during fiscal 2009 and by an economic driven decrease in demand from other customers, which was substantially offset by increased revenues from the rollout of an apparel program to a major airline industry customer.

Cost of Rental. Cost of rental operations, which includes merchandise, production and delivery expenses decreased 3.6% to $603.5 million in fiscal 2009 from $626.3 million in fiscal 2008. As a percentage of rental revenue, our gross margin from rental sales decreased to 29.9% in fiscal 2009 from 32.4% in the prior year. The decrease in rental gross margins resulted from the effect of fixed cost absorption on a lower sales volume, additional costs in fiscal 2009 associated with a recent change in compensation law of $3.3 million, a charge of $1.4 million associated with expense reduction actions and increased healthcare costs.

Cost of Direct Sales. Cost of direct sales increased to $55.7 million in fiscal 2009 from $55.6 million in fiscal 2008. Gross margin from direct sales decreased in fiscal 2009 to 25.8% from 27.4% in fiscal 2008. The decrease in gross margin is primarily due to the impact of fixed cost absorption associated with lower direct sales volume.

Selling and Administrative. Selling and administrative expenses decreased 1.7% to $226.1 million in fiscal 2009 from $230.0 million in fiscal 2008. As a percentage of total revenues, selling and administrative expenses increased to 24.2% in fiscal 2009 from 22.9% in fiscal 2008. The increase is primarily the result of approximately $4.6 million of expense associated with certain environmental reserves for fines, penalties and related expenses; approximately $5.0 million related to severance, including $2.9 million of severance costs contractually obligated to the former chief executive officer; and increased bad debt expense. These increases were partially offset by cost reduction efforts and lower incentive based compensation expense. In addition, we have maintained a consistent number of sales people, which has resulted in an increase in selling expense as a percentage of revenue due to the declining revenue base.

Goodwill and Other Impairment Charges. As discussed in Note 3 to the Consolidated Financial Statements, during fiscal year 2009, we conducted an impairment analysis for our goodwill and our intangible assets and long-lived assets. This analysis concluded that certain of our goodwill, intangible assets and long-lived assets carrying values exceeded their related fair values by $126.7 million. This non-cash charge consisted of $107.0 million related to goodwill, $16.2 million related to long-lived assets and $3.5 million related to certain acquired customer lists.

Interest Expense. Interest expense was $14.0 million in fiscal 2009 as compared to $15.5 million in fiscal 2008. The decrease was due primarily to significantly lower average debt balances and lower average interest rates.

Provision for Income Taxes. Our effective tax rate for fiscal 2009 decreased to 19.5% from 38.5% in fiscal 2008. This decrease is due to the nondeductible goodwill impairment charges, the result of lower book income, weakening of the Canadian dollar, and a decrease in tax reserve additions in the current year.

Liquidity, Capital Resources and Financial Condition

Financial Condition. We believe our financial condition is strong. In assessing our financial condition, we consider factors such as working capital, cash flows provided by operations, capital expenditures, and debt service obligations. We continue to fund our operations through a combination of cash flow from operations and debt financing. We believe we have sufficient access to capital markets to fund our operations.

Our primary sources of cash are net cash flows from operations and borrowings under our debt arrangements. Primary uses of cash are payments on indebtedness, capital expenditures, acquisitions, and general corporate purposes.

Working capital at July 3, 2010 was $137.1 million, a $1.3 million increase from $135.8 million at June 27, 2009.

Operating Activities. Net cash provided by operating activities was $72.7 million in fiscal 2010, $103.2 million in fiscal 2009 and $103.1 million in fiscal 2008. Cash provided by operations in fiscal 2010 decreased primarily due to lower net income, when the prior year impairment charge is excluded, and a decreased benefit from accounts receivable collections. Cash provided by operations increased slightly in fiscal year 2009, compared to fiscal year 2008 primarily as a result of strong cash collections on accounts receivable and a focus on inventory management. These improvements were mostly offset by lower net income.

Investing Activities. Net cash provided by investing activities was $4.9 million in fiscal 2010. Net cash used for investing activities was $23.3 million in fiscal 2009 and $94.1 million in fiscal 2008. In fiscal 2010, we disposed of certain business assets for $21.6 million, which was partially offset by capital expenditures of $16.7 million. In fiscal 2009, cash was used largely for acquisition of property, plant and equipment. In fiscal 2008, cash was largely used for acquisition of business assets and acquisition of property, plant and equipment.

Financing Activities. Financing activities used cash of $81.8 million in fiscal 2010, $78.3 million in fiscal 2009 and $19.4 million in fiscal 2008. Cash used for financing activities in fiscal 2010 was used primarily for repayment of debt. Cash used for financing activities in fiscal 2009 was used primarily for the repayment of debt and repurchases of our common stock. Cash used in fiscal 2008 was primarily the result of cash expended for our common stock share repurchase program, partially offset by net borrowings under our credit facilities. We paid dividends of $5.6 million in fiscal 2010, $5.2 million in fiscal 2009 and $4.0 million in fiscal 2008. Dividends per share were $0.30, $0.28, and $0.20 in fiscal years 2010, 2009 and 2008, respectively. We anticipate dividends in fiscal year 2011 to increase from $0.30 to $0.38 per share, which will result in an estimated total dividend of $7.1 million in fiscal year 2011.

Capital Structure. Total debt was $161.4 million at July 3, 2010, a decrease of $71.1 million from the prior year balance of $232.5 million. This decrease was primarily due to the decision to use our strong free cash flow to reduce debt obligations during fiscal year 2010. The ratio of debt to capitalization (total debt divided by the sum of the stockholder's equity plus total debt) was 25.7% at fiscal year end 2010 a significant decrease from 34.7% at fiscal year end 2009.

We believe that we will be able to fund all of the currently anticipated cash requirements for fiscal 2011, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, and possible business acquisitions, from operating cash flow and our revolving credit facility.

On July 1, 2009, we completed a new $300.0 million, three-year unsecured revolving credit facility with a syndicate of banks, which expires on July 1, 2012. This facility replaced our $325.0 million unsecured revolving credit facility, which was scheduled to mature in August 2010. Borrowings in U.S. dollars under the new credit facility will, at our election, bear interest at (a) the adjusted London Interbank Offered Rate ("LIBOR") for specified interest periods plus a margin, which can range from 2.25% to 3.25%, determined with reference to our consolidated leverage ratio or (b) a floating rate equal to the greatest of (i) JPMorgan's prime rate, (ii) the federal funds rate plus 0.50% and (iii) the adjusted LIBOR for a one month interest period plus 1.00%, plus, in each case, a margin determined with reference to our consolidated leverage ratio. Swingline loans will, at our election, bear interest at (i) the rate described in clause (b) above or (ii) a rate to be agreed upon by us and JPMorgan. Borrowings in Canadian dollars under the credit facility will bear interest at the greater of (a) the Canadian Prime Rate and (b) the Adjusted LIBOR for a one month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1.00%.

As of July 3, 2010, borrowings outstanding under the revolving credit facility were $64.5 million. The unused portion of the revolver may be used for general corporate purposes, acquisitions, share repurchases, working capital needs and to provide up to $50.0 million in letters of credit. As of July 3, 2010, letters of credit outstanding against the revolver totaled $23.6 million and primarily relate to our property and casualty insurance programs. No amounts have been drawn upon these letters of credit. Availability of credit under this new facility requires that we maintain compliance with certain covenants. In addition, there are certain restricted payment limitations on dividends or other distributions, including share repurchases. The covenants under this agreement are the most restrictive when compared to our other credit facilities. The following table illustrates compliance with regard to the material covenants required by the terms of this facility as of July 3, 2010:

	Required Covenant Amount	Actual Covenant Amount
Maximum Leverage Ratio (Debt/EBITDA)	3.50	1.77
Minimum Interest Coverage Ratio (EBITDA/Interest Expense)	3.00	7.53
Minimum Net Worth	$315.9	$466.9

Our maximum leverage ratio and minimum interest coverage ratio covenants are calculated by adding back non-cash charges, as defined in our debt agreement.

Advances outstanding as of July 3, 2010 bear interest at a weighted average all-in rate of 3.03% (LIBOR plus 2.50%) for the Eurocurrency rate loans and an all-in rate of 3.25% (Lender Prime Rate) for overnight Swingline Base Rate loans. We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis. At July 3, 2010 this fee was 0.3% of the unused daily balance.

We have $75.0 million of variable rate unsecured private placement notes. The notes bear interest at 0.60% over LIBOR and are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. Interest payments are reset and paid on a quarterly basis. As of July 3, 2010, the outstanding balance of the notes was $75.0 million at an all-in rate of 1.13% (LIBOR plus 0.60%).

We maintain an accounts receivable securitization facility, whereby the lender will make loans to us on a revolving basis. The original amount of credit available to us under this facility was $50.0 million. Effective July 1, 2010, we voluntarily reduced the loan agreement's facility limit to

$40.0 million. All of the terms of the facility agreement remain unchanged. The amount of funds available under the loan agreement as of July 3, 2010 was $37.9 million, which was the amount of eligible receivables as of the prior month end less a calculated reserve requirement. The agreement will expire on September 26, 2012.

We are required to pay interest on outstanding loan balances at an annual rate of one month LIBOR plus a margin or, if the lender is funding the loan through the issuance of commercial paper to third parties, at an annual rate equal to the commercial paper rate plus a margin. In connection with the loan agreement, we granted a first priority security interest in certain of our U.S.-based receivables. As of July 3, 2010, there was $20.0 million outstanding under this loan agreement at an all-in interest rate of 1.49% (commercial paper plus 1.10%). We are also required to pay a fee on the unused balance of the facility.

We had $50.0 million, 8.4% unsecured fixed rate private placement notes with certain institutional investors. The 10-year notes had a nine-year average life with a final maturity on July 20, 2010. Beginning on July 20, 2004, and annually thereafter, we repaid $7.1 million of the principal amount at par. On January 20, 2010, we repaid these notes prior to their original maturity date and incurred additional costs associated with the prepayment of approximately $0.3 million which is included in the "Selling and administrative" line of the Consolidated Statements of Operations for fiscal year 2010.

See Note 7 of the Consolidated Financial Statements for details of our interest rate swap and hedging activities related to our outstanding debt.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that among other matters require us to maintain a minimum stockholders' equity and a maximum leverage ratio. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. At July 3, 2010, we were in compliance with all debt covenants and only a material adverse change in our financial performance and condition could result in a potential event of default. In the unlikely situation that an event of default would be imminent, we believe that we would be able to successfully negotiate amended covenants or obtain waivers; however, certain financial concessions might be required. Our results of operations and financial condition could be adversely affected if amended covenants or waivers in acceptable terms could not be successfully negotiated.

Cash Obligations. Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under the revolving credit facility, capital lease obligations and rent payments required under operating leases with initial or remaining terms in excess of one year.

The following table summarizes our cash payment obligations as of July 3, 2010 for the next five fiscal years and thereafter (in millions):

	Less than one year	One to three years	Three to five years	After five years	Total
Variable rate revolving credit facility	$ –	$ 64.5	$ –	$ –	$ 64.5
Variable rate notes	–	–	–	75.0	75.0
Variable rate loan	–	20.0	–	–	20.0
Other debt arrangements, including capital leases	1.0	0.9	–	–	1.9
Operating leases	25.4	35.0	18.5	7.5	86.4
Retirement benefit payments	2.2	5.1	5.5	17.7	30.5
Total contractual cash obligations	$28.6	$125.5	$24.0	$100.2	$278.3

As of July 3, 2010, we have entered into certain interest rate swap agreements whereby we have limited our exposure to future interest rate increases. See Note 7 to the Consolidated Financial Statements for a further discussion.

At July 3, 2010, we had approximately $229.8 million of available capacity under our revolving and accounts receivable credit facilities. However, borrowings would be limited to $180.5 million due to debt covenants. Our revolving credit facility contributes $162.6 million of liquidity while our accounts receivable securitization facility contributes $17.9 million based on the eligible receivables balance at July 3, 2010. We anticipate that we will generate sufficient cash flows from operations to satisfy our cash commitments and capital requirements for fiscal 2011 and to reduce the amounts outstanding under the revolving credit facility; however, we may utilize borrowings under the revolving credit facility to supplement our cash requirements from time to time. We estimate that capital expenditures in fiscal 2011 will be approximately $20-$30 million.

Off Balance Sheet Arrangements

At July 3, 2010, we had $23.6 million of stand-by letters of credit that were issued and outstanding, primarily in connection with our property and casualty insurance programs. No amounts have been drawn upon these letters of credit. In addition, we have outstanding operating leases with contractual obligations totaling $86.4 million related to facility, equipment and vehicle leases. We do not utilize special purpose entities to facilitate off-balance sheet financing arrangements.

Pension Obligations

Pension expense is recognized on an accrual basis over the employees' approximate service periods. Pension expense is generally independent of funding decisions or requirements. We recognized expense for our defined benefit pension plan of $1.5 million, income of $0.2 million and income of $0.5 million in fiscal 2010, 2009 and 2008, respectively. At July 3, 2010, the fair value of our pension plan assets totaled $39.8 million. We anticipate making cash contributions of approximately $2.5 million in fiscal 2011.

Effective January 1, 2007, we froze our defined benefit pension plan and related supplemental executive retirement plan. Future growth in benefits has not occurred beyond December 31, 2006.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. At July 3, 2010, we estimated that the pension plan assets will generate a long-term rate of return of 7.75%. This rate is lower than the assumed rate used at both June 27, 2009 and June 28, 2008 of 8.0%, and was developed by evaluating input from our outside actuary as well as long-term inflation assumptions. The expected long-term rate of return on plan assets at July 3, 2010 is based on an allocation of equity and fixed income securities. Decreasing the expected long-term rate of return by 0.5% (from 7.75% to 7.25%) would increase our estimated 2011 pension expense by approximately $0.2 million. Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 5.60% at July 3, 2010, 6.90% at June 27, 2009 and 7.20% at June 28, 2008. Our outside actuary determines the discount rate by creating a yield curve based on high quality bonds. Decreasing the discount rate by 0.5% (from 5.60% to 5.10%) would increase our accumulated benefit obligation at July 3, 2010 by approximately $6.2 million and increase the estimated fiscal 2011 pension expense by approximately $0.6 million.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plan will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future. As part of our assessment of the expected return on plan assets, we considered the recent decline in the global equity markets and concluded that a 7.75% long term rate was appropriate.

Union Pension Plans

We participate in a number of union sponsored, collectively bargained multi-employer pension plans ("Union Plans"). We made contributions to these plans of $3.1 million, $3.2 million and $2.5 million in fiscal 2010, 2009 and 2008, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Several factors could result in potential funding deficiencies which could cause us to make significantly higher future contributions to these plans, including unfavorable investment performance, changes in demographics, and increased benefits to participants. At this time, we are unable to determine the amount of additional contributions, if any.

We are responsible for our proportional share of any unfunded vested benefits related to the Union Plans. Under the applicable accounting rules, we are not required to record a liability for our portion of the withdrawal liability, if any, until we exit from the plan. In fiscal year 2009, we exited from one multi-employer pension plan and recorded a liability of $1.0 million. In fiscal year 2010, local union members at another facility voted to leave their union which resulted in recording a pension liability of $0.8 million. There are two locations that are currently considering whether to leave their union. If the members at these locations vote to decertify their unions, the decertification will result in a partial withdrawal from their Union Plan and we will be required to record an estimated liability of up to $1.3 million.

If a future withdrawal from a plan occurs, we will record our proportional share of any unfunded vested benefits. Based upon the most recent information available from the trustees managing the Union Plans, our share of the unfunded vested benefits for these plans is estimated to be approximately $20.0 to $26.0 million. This estimate includes our estimated liability associated with the pending decertifications previously discussed.

Share-based Payments

We grant share-based awards, including restricted stock and options to purchase our common stock. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Share-based compensation for awards is recognized in the Consolidated Statements of Operations on a straight-line basis over the requisite service period. The amortization of share-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. We review our estimated forfeiture rates on an annual basis. As share-based compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from the exercise of stock options or release of restrictions on the restricted stock. At the time share-based awards are exercised, cancelled, expire or restrictions lapse, we recognize adjustments to income tax expense.

Impact of Inflation

In general, we believe that our results of operations are not significantly affected by moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships and a continued focus on operational productivity improvements. Our customer agreements generally provide for price increases consistent with the rate of inflation or 5.0%, whichever is greater.

Significant increases in energy costs, specifically natural gas and gasoline, can materially affect our results of operations and financial condition. Currently, energy costs represent approximately 4.1% of our total revenue.

Exit, Disposal and Related Activities

We continuously monitor our operations and related cost structure to ensure that our resource levels are appropriate and from time to time take various actions to ensure that these resources are utilized in the most efficient manner. These actions may consist of facility closures, divestitures, expansions and increases or decreases in staffing levels. During fiscal 2009 and 2010, we took a number of actions to adjust our business operations as a result of the changes in the economic environment. The most significant of these actions are discussed below.

In the first quarter of fiscal year 2009, we closed three processing plants, two branch locations, reduced selected headcount and outsourced our fleet maintenance function. As a result of these actions, we recorded approximately $2.6 million of expense in the Consolidated Statements of Operations during the quarter. These charges principally impacted our United States operating segment. Of these amounts, approximately $1.0 million was recorded in the "Cost of rental operations" line item and the remaining $1.6 million was recorded in the "Selling and administrative" line item. All severance associated with this action has been paid.

In the third quarter of fiscal year 2009, we restructured our workforce to better align our cost structure with our revenue levels. As a result of this action, we recorded approximately $0.9 million in severance costs in the Consolidated Statements of Operations. These charges impacted both our United States and Canadian operating segments and did not significantly impact any one line item on our Consolidated Statements of Operations. Substantially all severance costs related to these actions have been paid.

During the first quarter of fiscal year 2010, we continued to align our workforce and cost structure to better match our revenue levels. As a result, we reduced selected administrative, regional and corporate headcount, divested an unprofitable operation and recorded approximately $1.4 million in associated severance costs in the "Selling and administrative" line item. Of the $1.4 million in severance, $1.3 million was paid by July 3, 2010, with the remaining $0.1 million to be paid by October 31, 2010. These actions primarily impacted our United States operating segment.

In the second quarter of fiscal year 2010, we sold all of the customer lists and certain assets related to our U.S. Cleanroom operations. In addition, we disposed of a non-core linen operation at one of our production facilities. As a result of these transactions, including the associated asset impairment charges, we recognized a net gain of $1.2 million in the "Selling and administrative" line in the Consolidated Statements of Operations.

In the third quarter of fiscal year 2010, we sold a portion of the customer list and certain assets related to a non-core linen operation and refined our estimates related to the disposition of our Cleanroom operations. As a result of these transactions, including the associated impairment charges, we recognized a net gain of $2.5 million in the "Selling and administrative" line in the Consolidated Statements of Operations.

Environmental Matters

We are currently involved in several environmental-related proceedings by certain governmental agencies, which relate primarily to allegedly operating certain facilities in noncompliance with required permits. In addition to these proceedings, in the normal course of our business, we are subject to, among other things, periodic inspections by regulatory agencies. We continue to dedicate substantial operational and financial resources to environmental compliance, and we remain fully committed to operating in compliance with all environmental laws and regulations. As of July 3, 2010, we had reserves of approximately $3.2 million related to these matters.

Descriptions of certain matters are as follows:

On February 19, 2010, we settled the previously disclosed matter brought against us by the Commissioner of Environmental Protection of the State of Connecticut. The aggregate settlement amount was within previously established reserves.

In August 2008, we became aware that our Des Moines, Iowa facility allegedly violated the facility's wastewater treatment permit. In addition, we became aware that this facility allegedly did not properly report its wastewater sampling results to the City of Des Moines. We promptly brought this matter to the attention of the City of Des Moines Attorney's office and the City of Des Moines water reclamation authority. We also immediately launched our own investigation. As part of our investigation, we learned, among other things, that the City of Des Moines' water reclamation authority was aware of the situation and had referred this matter to the U.S. Environmental Protection Agency ("U.S. EPA"). The U.S. EPA has also referred this matter to the U.S. Attorneys' office in Des Moines, Iowa. We have reached settlement with the Des Moines Metropolitan Wastewater Reclamation Authority and resolved this matter with the city. We are in the midst of resolving this matter with the U.S. EPA and the U.S. Attorney.

On July 24, 2008, the U.S. EPA inspected our facility in South Chicago, Illinois. As part of its inspection, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the overall environmental compliance and permitting of the facility. The U.S. EPA provided written record of its inspection findings to us and identified alleged noncompliance with certain provisions of the Resource Conservation and Recovery Act. The U.S. EPA has subsequently visited this facility. We have responded to the U.S. EPA and will continue to work cooperatively with the U.S. EPA to resolve this matter.

In the summer and fall of 2008, the U.S. EPA inspected our facility in Manchester, New Hampshire. As part of its inspection, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the facility's overall environmental compliance and permitting. The U.S. EPA requested additional information regarding our Manchester and Portsmouth, New Hampshire facilities to evaluate compliance with the Clean Air Act and applicable state and federal regulations, and the U.S. EPA issued a testing order at the Manchester facility. We have completed the requested testing and submitted a test report to the U.S. EPA and the New Hampshire Department of Environmental Services ("NHDES"). Subsequently, in September 2009, the U.S. EPA issued a Notice of Violation alleging noncompliance with state and federal laws concerning air emissions and permitting. We will continue to work cooperatively with the U.S. EPA to resolve this matter.

While we cannot predict the outcome of these matters with certainty, we currently do not expect any of these matters to have a material adverse effect on our results of operations or financial position. However, while we believe the possibility is remote, there is the potential that we may incur additional losses in excess of established reserves, and these losses could be material.

Adoption of New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued revised guidance regarding accounting for business combinations. The guidance retains the requirement that the acquisition method of accounting (previously called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This guidance also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We adopted this revised guidance effective at the beginning of fiscal year 2010. Our adoption did not impact our consolidated financial position or results of operations.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06 or the ASU). The ASU amends ASC 820 to require a number of additional disclosures regarding fair value measurements. Specifically, the ASU requires entities to disclose the following:

- The amounts of significant transfers between level 1 and level 2 of the hierarchy and the reasons for the transfer.
- The reason for any transfer in or out of level 3.
- Information in the reconciliation of recurring level 3 measurements about purchases, sales, issuance and settlements on a gross basis.
- Additional information about both the valuation techniques and inputs used in estimating level 2 and level 3 fair value measurements.

The levels within the fair value hierarchy are defined in Note 6, to the Consolidated Financial Statements.

ASU 2010-06 was effective for our third quarter ended March 27, 2010, and did not impact our financial position or results of operations.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

We are exposed to market risks. Market risk is the potential loss arising from adverse changes in interest rates, energy prices and foreign currency exchange rates. We do not enter into derivative or other financial instruments for speculative purposes.

Interest Rate Risk

We are subject to market risk exposure related to changes in interest rates. We use financial instruments such as interest rate swap agreements, to manage the interest rate on our fixed and variable rate debt. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate swap agreements are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures.

A sensitivity analysis was performed to measure our interest rate risk over a one-year period to changes in market interest rates for forecasted debt levels and interest rate swaps. The base rates used for the sensitivity analysis for variable debt and interest rate swaps is the three month LIBOR market interest rates at July 3, 2010. The credit spread is included in the base rates used in the analysis. The two scenarios include measuring the sensitivity to interest expense with an immediate 50 basis point change in market interest rates and the impact of a 50 basis point change distributed evenly throughout the year. Based on the forecasted average debt level, outstanding interest rate swaps and current market interest rates, the forecasted interest expense is $9.7 million. The scenario with an immediate 50 basis point change would increase or decrease forecasted interest by $0.2 million or 1.9%. The scenario that distributes the 50 basis point change would increase or decrease forecasted interest expense by $0.1 million or 1.2%.

For additional information regarding our debt see Note 5 to our Consolidated Financial Statements as well as the Liquidity, Capital Resources and Financial Condition section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Energy Cost Risk

We are subject to market risk exposure related to changes in energy costs and, at times we use derivative financial instruments to manage the risk that changes in gasoline costs will have on our future financial results. Periodically, we purchase fuel commodity futures contracts to effectively hedge a portion of anticipated actual energy purchases. Under these contracts, we agree to exchange, at specified intervals, the difference between fixed and floating commodity prices calculated by reference to an agreed-upon notional principal amount.

A sensitivity analysis was performed to measure our energy cost risk over a one-year period for forecasted levels of unleaded and diesel fuel purchases. The sensitivity analysis that was performed assumed gasoline prices at July 3, 2010, hedged gallons of 0.6 million (including unleaded and diesel) and forecasted gasoline and diesel purchases over a one-year period. For each one percentage point increase or decrease in gasoline and diesel prices under these forecasted levels and prices, our forecasted energy cost would change by approximately $0.1 million.

Production costs at our plants are also subject to fluctuations in natural gas costs. To reduce our exposure to changes in natural gas prices, we utilize natural gas supply contracts in the normal course of business. These contracts meet the definition of "normal purchase" and, therefore, are not considered derivative instruments for accounting purposes.

Foreign Currency Exchange Risk

Our material foreign subsidiaries are located in Canada. The assets and liabilities of these subsidiaries are denominated in the Canadian dollar and, as such, are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in results of operations.

Item 8. Financial Statements and Supplementary Data

Following is a summary of the results of operations for each of the quarters within the fiscal years ended July 3, 2010 and June 27, 2009. All amounts are in millions, except per share data.

Quarterly Financial Data

G&K Services, Inc. and Subsidiaries

(Unaudited)	First	Second	Third	Fourth
2010				
Revenues	**$208.1**	**$206.4**	**$198.9**	**$220.2**
Gross Profit	**60.3**	**60.7**	**59.2**	**71.1**
Income from Operations	**9.8**	**14.3**	**14.0**	**21.5**
Net Income	**3.3**	**7.2**	**7.0**	**11.1**
Basic Earnings per Share	**0.18**	**0.39**	**0.38**	**0.61**
Diluted Earnings per Share	**0.18**	**0.39**	**0.38**	**0.61**
Dividends per Share	**0.075**	**0.075**	**0.075**	**0.075**
2009				
Revenues	$ 245.2	$ 241.8	$ 231.0	$ 218.0
Gross Profit	71.3	74.5	68.4	62.6
Income/(Loss) from Operations	9.4	19.5	(112.3)	7.4
Net Income/(Loss)	1.5	9.5	(86.3)	2.8
Basic Earnings per Share	0.08	0.52	(4.74)	0.16
Diluted Earnings per Share	0.08	0.52	(4.74)	0.16
Dividends per Share	0.070	0.070	0.070	0.070

We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2010 was a 53 week year with the extra week reported in the fourth quarter and fiscal year 2009 was a 52 week year. The net loss in the third quarter of fiscal year 2009, is the result of a non-cash impairment charge primarily related to goodwill which is fully discussed in Note 3 to our audited financial statements included in the accompanying financial statements.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for G&K Services, Inc. ("the Company") as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed under the supervision of the Company's principal executive officer, principal financial officer, principal accounting officer and other members of management, and effected by the Company's Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Our management completed an assessment of the Company's internal control over financial reporting. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of July 3, 2010.

Ernst & Young LLP, the Company's independent registered public accounting firm that audited the consolidated financial statements and schedule and the effectiveness of the Company's internal control over financial reporting, has issued an unqualified attestation report on the Company's effectiveness of internal control over financial reporting, as stated in their report which is included herein.

Any internal control system over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the control objectives over the reliability of financial reporting and preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States are met.

/s/ Douglas A. Milroy

Douglas A. Milroy
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jeffrey L. Wright

Jeffrey L. Wright
Executive Vice President,
Chief Financial Officer and Director
(Principal Financial Officer)

/s/ Thomas J. Dietz

Thomas J. Dietz
Vice President and Controller
(Principal Accounting Officer)

August 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
G&K Services, Inc.

We have audited the accompanying consolidated balance sheets of G&K Services, Inc. and subsidiaries (the Company) as of July 3, 2010, and June 27, 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income/(loss), and cash flows for each of the three years in the period ended July 3, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of G&K Services, Inc. and subsidiaries at July 3, 2010, and June 27, 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 3, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of July 3, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 26, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Minneapolis, Minnesota
August 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
G&K Services, Inc.

We have audited G&K Services, Inc. and subsidiaries' (the Company's) internal control over financial reporting as of July 3, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, G&K Services, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of July 3, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of July 3, 2010, and June 27, 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income/(loss), and cash flows for each of the three years in the period ended July 3, 2010, and our report dated August 26, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Minneapolis, Minnesota
August 26, 2010

Consolidated Statements of Operations

G&K Services, Inc. and Subsidiaries

(In thousands, except per share data)	For the Fiscal Years Ended July 3, 2010 (53 weeks)	June 27, 2009 (52 weeks)	June 28, 2008 (52 weeks)
Revenues			
Rental operations	**$776,098**	$ 860,921	$ 925,767
Direct sales	**57,494**	75,044	76,628
Total revenues	**833,592**	935,965	1,002,395
Operating Expenses			
Cost of rental operations	**539,711**	603,524	626,270
Cost of direct sales	**42,555**	55,650	55,615
Selling and administrative	**191,705**	226,115	229,987
Goodwill and other impairment charges	**–**	126,719	–
Total operating expenses	**773,971**	1,012,008	911,872
Income/(Loss) from Operations	**59,621**	(76,043)	90,523
Interest expense	**13,849**	13,996	15,543
Income/(Loss) before Income Taxes	**45,772**	(90,039)	74,980
Provision/(Benefit) for income taxes	**17,160**	(17,575)	28,901
Net Income/(Loss)	**$ 28,612**	$ (72,464)	$ 46,079
Basic weighted average number of shares outstanding	**18,299**	18,389	20,138
Basic Earnings per Common Share	**$ 1.56**	$ (3.94)	$ 2.29
Diluted weighted average number of shares outstanding	**18,348**	18,389	20,277
Diluted Earnings per Common Share	**$ 1.56**	$ (3.94)	$ 2.27
Dividends per Share	**$ 0.30**	$ 0.28	$ 0.20

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

G&K Services, Inc. and Subsidiaries

(In thousands, except share data)	July 3, 2010	June 27, 2009
Assets		
Current Assets		
Cash and cash equivalents	**$ 8,774**	$ 13,136
Accounts receivable, less allowance for doubtful accounts of $3,118 and $3,848	**82,754**	85,209
Inventories, net	**126,325**	141,616
Other current assets	**17,509**	18,213
Current income taxes receivable	**3,770**	3,028
Total current assets	**239,132**	261,202
Property, Plant and Equipment		
Land	**31,414**	31,062
Buildings and improvements	**154,200**	158,842
Machinery and equipment	**307,318**	317,308
Automobiles and trucks	**14,624**	23,450
Less accumulated depreciation	**(312,568)**	(313,926)
Total property, plant and equipment	**194,988**	216,736
Other Assets		
Goodwill	**323,055**	319,942
Customer contracts and non-competition agreements, net	**22,634**	29,539
Other, principally retirement plan assets	**34,059**	29,873
Total other assets	**379,748**	379,354
Total assets	**$ 813,868**	$ 857,292
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	**$ 25,944**	$ 29,134
Accrued expenses		
Salaries and employee benefits	**29,408**	32,047
Other	**42,070**	53,087
Deferred income taxes	**3,557**	3,414
Current maturities of long-term debt	**1,023**	7,744
Total current liabilities	**102,002**	125,426
Long-Term Debt, net of Current Maturities	**160,398**	224,781
Deferred Income Taxes	**1,242**	1,893
Accrued Income Taxes – Long Term	**10,113**	12,016
Other Noncurrent Liabilities	**73,217**	55,820
Commitments and Contingencies (Notes 12 and 13)		
Stockholders' Equity		
Common stock, $0.50 par value, non-convertible		
Class A, 400,000,000 shares authorized, 18,581,064 and 18,511,768 shares issued and outstanding	**9,292**	9,256
Additional paid-in capital	**8,009**	3,543
Retained earnings	**444,986**	421,953
Accumulated other comprehensive income	**4,609**	2,604
Total stockholders' equity	**466,896**	437,356
Total liabilities and stockholders' equity	**$ 813,868**	$ 857,292

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income/(loss)

G&K Services, Inc. and Subsidiaries

(In thousands, except per share data)	Class A Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Stockholders' Equity
Balance June 30, 2007	$10,645	$ 66,863	$ 485,954	$ 28,526	$ 591,988
Comprehensive income:					
Net income	–	–	46,079	–	46,079
Other comprehensive income (see Note 9)	–	–	–	6,833	6,833
Comprehensive Income					52,912
Cumulative effect of the adoption of FIN 48	–	–	(1,559)	–	(1,559)
Issuance of common stock under stock plans, net of income tax (282 shares)	141	4,216	–	–	4,357
Equity based compensation	–	5,932	–	–	5,932
Share repurchase program (2,470 shares, see Note 10)	(1,235)	(77,011)	(13,867)	–	(92,113)
Cash dividends ($0.20 per share)	–	–	(4,041)	–	(4,041)
Balance June 28, 2008	9,551	–	512,566	35,359	557,476
Comprehensive Loss:					
Net loss	–	–	(72,464)	–	(72,464)
Other comprehensive loss (see Note 9)	–	–	–	(32,755)	(32,755)
Comprehensive Loss					(105,219)
Issuance of common stock under stock plans, net of income tax (90 shares)	45	165	–	–	210
Equity based compensation	–	7,149	–	–	7,149
Share repurchase program (680 shares, see Note 10)	(340)	(3,771)	(12,936)	–	(17,047)
Cash dividends ($0.28 per share)	–	–	(5,213)	–	(5,213)
Balance June 27, 2009	9,256	3,543	421,953	2,604	437,356
Comprehensive income:					
Net income	–	–	28,612	–	28,612
Other comprehensive income (see Note 9)	–	–	–	2,005	2,005
Comprehensive Income					30,617
Issuance of common stock under stock plans, net of income tax (88 shares)	44	340	–	–	384
Equity based compensation	–	4,513	–	–	4,513
Share repurchase program (16 shares, see Note 10)	(8)	(387)	–	–	(395)
Cash dividends ($0.30 per share)	–	–	(5,579)	–	(5,579)
Balance July 3, 2010	**$ 9,292**	**$ 8,009**	**$444,986**	**$ 4,609**	**$466,896**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

G&K Services, Inc. and Subsidiaries

(In thousands)	July 3, 2010 (53 weeks)	June 27, 2009 (52 weeks)	June 28, 2008 (52 weeks)
	For the Fiscal Years Ended		
Operating Activities:			
Net income/(loss)	**$ 28,612**	$ (72,464)	$ 46,079
Adjustments to reconcile net income/(loss) to net cash provided by operating activities –			
Depreciation and amortization	**40,188**	44,252	48,404
Goodwill and other impairment charges	**–**	126,719	–
Deferred income taxes	**(1,824)**	(34,999)	3,741
Share-based compensation	**4,513**	7,149	5,932
Changes in current operating items, exclusive of acquisitions/divestitures –			
Accounts receivable and prepaid expenses	**371**	22,155	(10,068)
Inventories	**22,157**	6,762	1,470
Accounts payable and other accrued expenses	**(12,576)**	121	976
Other	**(8,731)**	3,485	6,524
Net cash provided by operating activities	**72,710**	103,180	103,058
Investing Activities:			
Property, plant and equipment additions, net	**(16,710)**	(23,330)	(27,057)
Divestiture/(Acquisition) of business assets, net of cash	**21,620**	–	(63,820)
Purchases of investments, net	**–**	–	(3,223)
Net cash provided by (used for) investing activities	**4,910**	(23,330)	(94,100)
Financing Activities:			
Payments of long-term debt	**(7,535)**	(7,740)	(7,534)
(Payments of) Proceeds from revolving credit facilities, net	**(68,710)**	(48,500)	81,001
Cash dividends paid	**(5,579)**	(5,213)	(4,041)
Net issuance of common stock, primarily under stock option plans	**384**	210	4,357
Purchase of common stock	**(395)**	(17,047)	(93,142)
Net cash used for financing activities	**(81,835)**	(78,290)	(19,359)
(Decrease) Increase in Cash and Cash Equivalents	**(4,215)**	1,560	(10,401)
Effect of Exchange Rates on Cash	**(147)**	(1,075)	293
Cash and Cash Equivalents:			
Beginning of year	**13,136**	12,651	22,759
End of year	**$ 8,774**	$ 13,136	$ 12,651
Supplemental Cash Flow Information:			
Cash paid for –			
Interest	**$ 13,161**	$ 14,214	$ 15,560
Income taxes	**$ 13,502**	$ 11,162	$ 22,950

The accompanying notes are an integral part of these Consolidated Financial Statements.

(Amounts in millions, except share and per share data)

1. *Summary of Significant Accounting Policies*

Nature of Business

G&K Services, Inc. is a market leader in providing branded work apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industrial, service and high-technology companies providing them with work apparel and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also manufacture certain work apparel garments that are used to support our garment rental and direct purchase programs. We have two operating segments, United States (includes the Dominican Republic and Ireland operations) and Canada, which have been identified as components of our organization that are reviewed by our Chief Executive Officer to determine resource allocation and evaluate performance.

Basis of Presentation

Our Consolidated Financial Statements include the accounts of G&K Services, Inc. and all subsidiaries in which we have a controlling financial interest. Intercompany transactions and accounts are eliminated in consolidation.

Our fiscal year ends on the Saturday nearest June 30. All references herein to "2010", "2009" and "2008", refer to the fiscal years ended July 3, 2010, June 27, 2009 and June 28, 2008, respectively. Fiscal year 2010 consisted of 53 weeks, fiscal years 2009 and 2008 each consisted of 52 weeks.

We have evaluated subsequent events and have found none that require recognition or disclosure.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current year presentation. These reclassifications did not impact current or historical net income or stockholder's equity.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from our estimates.

Cash and Cash Equivalents

We consider all investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded net of an allowance for expected losses and the fair value approximates the book value. The allowance, recognized as an amount equal to anticipated future write-offs, is based on the age of outstanding balances, analysis of specific accounts, historical bad debt experience and current economic trends.

Inventories

Inventories consist of new goods and rental merchandise in service. New goods are stated at lower of first-in, first-out (FIFO) cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by the merchandise. Estimated lives of rental merchandise in service range from six months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

We review the estimated useful lives of our in-service inventory assets on a periodic basis. During the fourth quarter of 2010, we completed an analysis of certain in-service inventory assets which resulted in the estimated useful lives for these assets being modified to better reflect the estimated periods in which the assets will remain in service. The effect of the change in estimate in fiscal year 2010 was not material.

We estimate our reserves for inventory obsolescence by periodically examining our inventory to determine if there are indicators that carrying values exceed the net realizable value. Experience has shown that significant indicators that could require the need for additional inventory write-downs include the age of the inventory, anticipated demand for our products, historical inventory usage, revenue trends and current economic conditions. We believe that adequate reserves for inventory obsolescence have been made in the Consolidated Financial Statements; however, in the future, product lines and customer requirements may change, which could result in additional inventory write-downs.

The components of inventories as of July 3, 2010 and June 27, 2009 are as follows:

	July 3, 2010	June 27, 2009
Raw Materials	**$ 7.5**	$ 9.2
Work in Process	**0.5**	3.6
Finished Goods	**49.0**	55.1
New Goods	**$ 57.0**	$ 67.9
Merchandise In Service	**$ 69.3**	$ 73.7
Total Inventories	**$126.3**	$141.6

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is generally computed using the straight-line method over the following estimated useful lives:

	Life (Years)
Automobiles and trucks	3 to 8
Machinery and equipment	3 to 10
Buildings	20 to 33
Building improvements	10

Costs of significant additions, renewals and betterments, including external and certain internal computer software development costs, are capitalized. When an asset is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss on disposition is reflected in earnings. Repair and maintenance costs are charged to operating expense when incurred. Depreciation expense for fiscal years 2010, 2009, and 2008 was $34.0 million, $37.0 million and

$37.3 million, respectively and includes amortization of assets recorded under capital leases.

Environmental Liabilities

We accrue various environmental related costs, which consist primarily of estimated cleanup costs, fines and penalties, when it is probable that we have incurred a liability and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, we accrue the minimum amount. This accrued amount reflects our assumptions regarding the nature of the remedy and the outcome of discussions with regulatory agencies. Changes in the estimates on which the accruals are based, including unanticipated government enforcement actions, or changes in environmental regulations could result in higher or lower costs. Accordingly, as investigations and other actions proceed, it is likely that adjustments to our accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on our results of operations or cash flows in a given period. While we cannot predict the ultimate outcome of these environmental matters, currently, none of these actions are expected to have a material adverse effect on our results of operations or financial position. While we believe the possibility is remote, there is the potential that we may incur additional losses in excess of established reserves and these losses could be material.

Accruals for environmental liabilities are included in the "Other" accrued expenses line item in the Consolidated Balance Sheets. Environmental costs are capitalized if they extend the life of the related property, increase its capacity, and/or mitigate or prevent future contamination. The cost of operating and maintaining environmental control equipment is charged to expense.

For additional information see Note 13, "Commitments and Contingencies".

Impairments of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with applicable accounting standards. Recoverability of assets in accordance with these standards compares the projected undiscounted future cash flows from use and disposition of assets to the carrying amounts of those assets. When the sum of projected undiscounted cash flows is less than the carrying amount, impairment losses are recognized. In determining such impairment losses, discounted cash flows are utilized to determine the fair value of the assets being evaluated. During the third quarter of fiscal 2009, we recorded an impairment loss of $19.7 million related to certain long-lived assets and included that loss in the "Goodwill and other impairment charges" line item in the Consolidated Statements of Operations. We did not record any impairment losses on long-lived assets in the Consolidated Financial Statements in fiscal 2010 or 2008.

For additional information see Note 3, "Goodwill and Other Impairment Charges".

Goodwill and Intangible Assets

The carrying value of goodwill is reviewed annually in our fourth quarter for possible impairment or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill has been assigned to reporting units for purposes of impairment testing. Our reporting units are U.S. Rental operations, Canadian Rental operations and Direct Sales operations. The associated goodwill balances were $259.7 million, $63.4 million and $0, respectively, at July 3, 2010. There have been no changes to our reporting units or in the allocation of goodwill to each respective reporting unit in fiscal years 2008, 2009, or 2010.

The goodwill impairment test involves a two-step process. First, we assess whether the fair value of the reporting unit exceeds the carrying amount of the unit including goodwill. Our evaluation generally considers changes in the operating environment, competitive position, market trends, operating performance, quoted market prices for our equity securities and fair value models and research prepared by independent analysts and, if necessary, discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, we would perform a second test and if necessary reduce the reporting unit's goodwill to its implied fair value. The second step requires us to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit.

During the second quarter of fiscal year 2009, there was a significant deterioration in general economic conditions and in the market value of our stock. The resulting decline in our market capitalization prompted us to conduct a goodwill analysis to determine if an impairment of goodwill existed as of December 27, 2008. Our analysis evaluated the estimated fair value of each reporting unit relative to the net book value. We prepared a discounted cash flow model to estimate fair value, which validated the reasonableness of the estimated market value plus a control premium. As a result of this analysis, no impairment was recorded as of December 27, 2008. In the third quarter of fiscal year 2009, economic events and circumstances indicated that it was necessary to perform an additional assessment of our goodwill. As part of our assessment, we prepared a discounted cash flow analysis to determine the fair value of each reporting unit.

Determining a reporting unit's discounted cash flows requires significant management judgment with respect to sales, gross margin and selling, general and administrative (SG&A) expense rates, capital expenditures and the selection and use of an appropriate discount rate. The projected sales, gross margin and SG&A expense rate assumptions and capital expenditures are based on our annual business plan and other forecasted results. Discount rates reflect a market-based weighted average cost of capital taking into consideration the risks associated with the projected cash flows directly resulting from the use of those assets in operations. The estimated fair value of reporting units are based on the best information available as of the date of the assessment. The use of different assumptions could increase or decrease the estimated future discounted operating cash flows and therefore, could increase or decrease any impairment charge. As identified in Note 3, the terminal growth rate we used in our discounted cash flow model was 2.5%-3.0%. While we do not believe historical operating results are necessarily indicative of future operating results, we believe our assumptions are reasonable when compared to our historical 10 year compound annual growth rate in operating cash flow of 3.3%. After completing the assessment we determined that the carrying value of our U.S. Rental and Direct Sales reporting units exceeded the fair value, and an impairment charge of $107.0 million was recorded.

We performed our annual goodwill impairment test as of June 27, 2009 and determined that no further impairment of goodwill occurred in fiscal year 2009. There were no impairments of goodwill in fiscal 2010 or 2008.

Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

For additional information see Note 3, "Goodwill and Other Impairment Charges".

Retirement Plan Assets

Retirement plan assets consist primarily of mutual funds and cash equivalents, which are stated at their fair value as determined by quoted market prices, and the cash surrender values of life insurance policies.

Foreign Currency

For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the period-end exchange rates. Income statement accounts are translated using the average exchange rates prevailing during the year. Translation adjustments are reflected within "Accumulated other comprehensive income (loss)" in stockholders' equity. Gains and losses from foreign currency transactions are included in net earnings for the period and were not material in fiscal 2010, 2009 or 2008.

Revenue Recognition

Our rental operations business is largely based on written service agreements whereby we agree to pick-up soiled merchandise, launder and then deliver clean uniforms and other related products. The service agreements generally provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, we recognize revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or damaged uniforms and replacement fees for non-personalized merchandise that is lost or damaged. Direct sale revenue is recognized in the period in which the product is shipped. Total revenues do not include sales tax as we consider ourselves a pass-through conduit for collecting and remitting sales taxes.

We changed our business practices regarding the replacement of certain in-service towel and linen inventory and accordingly, during the fourth quarter of fiscal year 2010, we modified our revenue recognition policy related to the associated replacement fees. This revenue, which has historically been deferred and recognized over the estimated useful life of the associated in-service inventory, is now recognized upon billing. The effect of this change was to increase revenue and income from operations by $6.7 million, net income by $4.2 million, basic and diluted earnings per common share by $0.23 in fiscal year 2010.

Insurance

We carry large deductible insurance policies for certain obligations related to health, workers' compensation, and auto and general liability programs. These deductibles range from $0.4 million to $0.8 million. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. Management estimates generally consider historical claims experience, escalating medical cost trends, expected timing of claim payments and actuarial analyses provided by third parties. Changes in the cost of medical care, our ability to settle claims and the present value estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Income Taxes

Provisions for federal, state, and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Significant judgment is required in determining income tax provisions and evaluating tax positions. We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. When it is not more likely than not that our tax position will be sustained, we record our best estimate of the resulting tax liability and any applicable interest and penalties in the Consolidated Financial Statements.

Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using statutory rates in effect for the year in which the differences are expected to reverse. We present the tax effects of these deferred tax assets and liabilities separately for each major tax jurisdiction. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that the changes are enacted. We record valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized. We evaluate our deferred tax assets and liabilities on a periodic basis. We believe that we have adequately provided for our future tax obligations based upon current facts, circumstances and tax law.

Per Share Data

Basic earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share was computed similarly to the computation of basic earnings per share, except that the denominator is increased for the assumed exercise of dilutive options and other dilutive securities, including non-vested restricted stock, using the treasury stock method.

For the Fiscal Years Ended (In thousands)	**2010**	2009	2008
Weighted average number of common shares outstanding used in computation of basic earnings per share	**18,299**	18,389	20,138
Weighted average effect of non-vested restricted stock grants and assumed exercise of options	**49**	–	139
Shares used in computation of diluted earnings per share	**18,348**	18,389	20,277

Potential common shares of 1,486,000, 1,840,000, and 1,126,000 related to our outstanding stock options and restricted stock grants were excluded from the computation of diluted earnings per share for fiscal 2010, 2009 and 2008, respectively, as inclusion of these shares would have been anti-dilutive.

Derivative Financial Instruments

All derivative financial instruments are recognized at fair value and are recorded in the "Other current assets" or "Accrued expenses" line items in the Consolidated Balance Sheets. The accounting for changes in the fair value of a derivative financial instrument depends on whether it has been designated and qualifies as a hedging relationship and on the type of the hedging relationship. For those derivative financial instruments that are designated and qualify as hedging instruments, we designate the hedging instrument (based on the exposure being hedged) as cash flow hedges. We do not have any derivative financial instruments that have been designated as either a fair value hedge or a hedge of a net investment in a foreign operation. Cash flows associated with derivative financial instruments are classified in the same category as the cash flows hedged in the Consolidated Statements of Cash Flows.

In the ordinary course of business, we are exposed to market risks. We utilize derivative financial instruments to manage interest rate risk and commodity price risk and periodically foreign exchange risk. Interest rate swap contracts are entered into to manage interest rate risk associated with our fixed and variable rate debt. Futures contracts on energy commodities are entered into to manage the price risk associated with forecasted purchases of gasoline and diesel fuel used in our rental operations. Forward exchange contracts on foreign currencies are periodically entered into to manage the foreign currency exchange risk associated with firm commitments denominated in foreign currencies. We designate interest rate swap contracts as cash flow hedges of the interest expense related to variable rate debt and futures contracts on energy commodities as cash flow hedges of forecasted purchases of gasoline and diesel fuel.

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of "Accumulated other comprehensive income" and reclassified into the Consolidated Statements of Operations in the same line item associated with the forecasted transaction and in the same period as the expenses from the cash flows of the hedged items are recognized. We perform an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether our derivatives are highly effective in offsetting changes in the value of the hedged items. Any changes in the fair value resulting from hedge ineffectiveness, is immediately recognized as income or expense.

We do not engage in speculative transactions or fair value hedging nor do we hold or issue financial instruments for trading purposes.

Share-based Payments

We grant share-based awards, including restricted stock and options to purchase our common stock. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Share-based compensation for awards is recognized in the Consolidated Statements of Operations on a straight-line basis over the requisite service period. The amortization of share-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. Forfeiture rates are reviewed on an annual basis. As share-based compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from the exercise of stock options or release of restrictions on the restricted stock. At the time share-based awards are exercised, cancelled, expire or restrictions lapse, we recognize adjustments to income tax expense.

Adoption of New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued revised guidance regarding accounting for business combinations. The guidance retains the requirement that the acquisition method of accounting (previously called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This guidance also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We adopted this revised guidance effective at the beginning of fiscal year 2010. Our adoption did not impact our consolidated financial position or results of operations.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06 or the ASU). The ASU amends ASC 820 to require a number of additional disclosures regarding fair value measurements. Specifically, the ASU requires entities to disclose the following:

- The amounts of significant transfers between level 1 and level 2 of the hierarchy and the reasons for the transfer.
- The reason for any transfer in or out of level 3.
- Information in the reconciliation of recurring level 3 measurements about purchases, sales, issuance and settlements on a gross basis.
- Additional information about both the valuation techniques and inputs used in estimating level 2 and level 3 fair value measurements.

The levels within the fair value hierarchy are defined in Note 6, to the Consolidated Financial Statements.

ASU 2010-06 was effective for our third quarter ended March 27, 2010, and did not impact our financial position or results of operations.

2. *Business Combinations*

We did not complete any acquisitions associated with our rental operations during fiscal 2009 or fiscal 2010; however, we did make several small acquisitions during fiscal 2008. The pro forma effects of these acquisitions, had they been acquired at the beginning of each fiscal year, were not material, either individually or in the aggregate. The total purchase consideration, including related acquisition costs, and purchase price adjustments from prior year acquisitions as well as the amounts exceeding the estimated fair values of assets acquired and liabilities assumed were as follows:

Fiscal Years	**2010**	2009	2008
Total purchase price and related acquisition costs	**$–**	$–	$63.8
Goodwill	**–**	–	51.7

3. *Goodwill and Other Impairment Charges*

The following table identifies the major components of the goodwill and other impairment charges that are reflected in the Consolidated Statements of Operations for fiscal year 2009:

Goodwill	$107.0
Computer software	7.6
Property, plant and equipment	7.2
Customer contracts	3.5
Assets held for sale	1.4
Goodwill and other impairment charges	$126.7

Goodwill

During the third quarter of fiscal 2009, we recorded a non-cash impairment charge of $107.0 million related to our goodwill. Of this amount, $100.0 million was associated with U.S. Rental operations and $7.0 million was related to Direct Sales operations. The goodwill impairment charges described above are recorded on the "Goodwill and other impairment charges" line of the Consolidated Statements of Operations.

The carrying value of goodwill is reviewed annually in our fourth quarter for possible impairment or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may be impaired. During our annual test in the fourth quarter, we use a market valuation approach to determine fair value for each reporting unit.

In the third quarter of fiscal year 2009, the accelerated deterioration in the economic environment continued to negatively impact our operations. The resultant increased disparity between our carrying value and our market capitalization as of our interim measurement date of January 31, 2009 prompted us to perform an interim goodwill impairment test. Goodwill has been assigned to reporting units for purposes of impairment testing and consists of U.S. Rental operations, Canadian Rental operations and Direct Sales operations. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. During the third quarter of fiscal year 2009, we engaged a third party independent valuation consulting firm to assist in determining the fair value of each reporting unit. Based on consultation with our valuation specialist, we used both a market valuation and income valuation approach, weighted evenly, to determine the fair values of our reporting units. The income valuation was derived by discounting future forecasted cash flows using a market based weighted average cost of capital. The market valuation was derived by referencing a measure of invested capital compared to earnings and cash flows of a peer group of companies and applying the resultant multiples to our reporting units. The combination of these valuations produced an estimated fair value that was less than the carrying amount for the U.S. Rental and Direct Sales reporting units. The fair value of our Canadian Rental reporting unit exceeded its carrying amount by more than 20%. Since the carrying value of the U.S. reporting unit and the Direct Sales reporting unit exceeded its estimated fair value in the first step, a second step was performed, in which the reporting unit's goodwill was written down to its implied fair value. In the second step, we are required to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets. The second step also requires, among other things, us to determine the estimated fair market value of our tangible and intangible assets. Any fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill for that reporting unit.

The goodwill impairment testing process is subject to inherent uncertainties and subjectivity. The fiscal year 2009 determination of the fair value required significant management judgment with respect to various assumptions, including revenue volume, gross margins, selling, general and administrative (SG&A) expense rates, capital expenditures, discount rates, terminal growth rates and the fair values of each reporting unit's tangible and intangible assets and liabilities. The projected revenue levels, gross margins, SG&A rate, and capital expenditure assumptions in fiscal year 2009 were based on the annual business plan or other forecasted results. Discount rates reflected our estimate of a market-based weighted average cost of capital, which took into consideration the risks associated with the projected cash flows that resulted directly from the use of those assets in operations. The estimated fair value of each reporting unit was based on the best information available as of the date of our assessment in fiscal year 2009. The use of different assumptions would have increased or decreased the estimated fair value and could have materially increased or decreased the impairment charge. The discount rates that were used in step one and step two ranged from 9.7%-11.7% and included certain risk premiums. Our forecasted future cash flows considered both current and future economic conditions and a terminal growth rate of 2.5%-3.0%. If we had changed the discount rate by 50 basis points, we would have increased or decreased the calculated fair values of the U.S. Rental, Canadian Rental and Direct Sales reporting units by approximately $45 million, $10 million and $1 million, respectively. If the terminal growth rate had changed by 50 basis points, it would have increased or decreased the calculated fair values of the U.S. Rental, Canadian Rental and Direct Sales reporting units by approximately $25 million, $5 million and $0, respectively. If the fair values of the net assets of the impaired reporting units had increased or decreased by 5% compared to the values that were used in the preparation of the June 27, 2009 financial statements, the goodwill impairment charge would have increased or decreased related to the U.S. Rental and Direct Sales reporting units by approximately $20 million and $0, respectively.

As of July 3, 2010, the date of our most recent impairment test, the fair value exceeded the carrying value of our goodwill related to both our U.S. reporting unit and Canadian reporting unit by over 10%. All goodwill associated with our Direct Sales reporting unit had been previously written off.

Long-Lived Assets

Asset impairment charges in fiscal 2009 include $7.2 million related to properties held and used, $1.4 million related to properties held for sale, $7.6 million related to computer software and $3.5 million related to customer contracts associated with our Direct Sales reporting unit.

Long-lived assets held for use are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In the third quarter of fiscal year 2009, as a result of the continued and accelerated deterioration in the economic environment and expectations regarding future operating performance, management took a series of actions to increase profitability and productivity. Due to a combination of these factors and actions, we determined that the carrying value of certain assets held and used exceeded their fair value. Determination of the recoverability of long-lived assets is based on an estimate of undiscounted future cash flows resulting from the use of those assets in operation. Measurement of an impairment loss for long-lived assets that we expect to hold and use is based on the fair value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value. As a result of our projected undiscounted future cash flows related to certain locations being less than the carrying value of those assets, an impairment charge of $7.2 million was required. The fair values of these asset groups were determined based on prices of similar assets.

In fiscal 2009, we made the decision to close and sell certain under-performing production facilities. In connection with this decision and the plan to dispose of these asset groups, we recorded an impairment charge of $1.4 million. The fair values of the asset groups to be disposed of were determined based on prices of similar assets.

In the third quarter of fiscal year 2009, due to the continued and accelerated deterioration in the economic environment and expectations regarding future operating performance, we tested our Direct Sales reporting unit's long-lived assets for impairment. It was determined that the carrying value of certain computer software and customer contracts exceeded their associated fair values by approximately $7.6 million and $3.5 million, respectively. The estimated fair values were determined based on discounted future cash flows.

In fiscal year 2010, we reviewed our long-lived assets for impairment and determined that no indicators of impairment were present, therefore no impairment charge was recorded in fiscal year 2010.

4. *Goodwill and Intangible Assets*

Goodwill includes the following:

	United States	Canada	Total
Balance as of June 28, 2008	$ 367.5	$ 67.4	$ 434.9
Impairment charges	(107.0)	–	(107.0)
Foreign currency translation and other	(0.3)	(7.7)	(8.0)
Balance as of June 27, 2009	260.2	59.7	319.9
Acquisitions, net of purchase accounting adjustments	0.2	–	0.2
Divestitures	(0.5)	(1.0)	(1.5)
Foreign currency translation and other	(0.2)	4.7	4.5
Balance as of July 3, 2010	**$259.7**	**$63.4**	**$323.1**

Our intangible assets, which are included in "Other assets" on the Consolidated Balance Sheet, are as follows:

	July 3, 2010	June 27, 2009
Customer contracts	**$114.0**	$113.8
Accumulated amortization	**(91.7)**	(85.0)
Net	**$ 22.3**	$ 28.8
Non-competition agreements	**$ 11.1**	$ 11.0
Accumulated amortization	**(10.8)**	(10.3)
Net	**$ 0.3**	$ 0.7

The customer contracts include the combined value of the written service agreements and the related customer relationship. Intangible assets are amortized over a weighted average life of approximately 11 years.

Amortization expense was $6.2 million, $7.2 million and $11.1 million for fiscal 2010, 2009 and 2008, respectively. Estimated amortization expense for each of the next five fiscal years based on the intangible assets as of July 3, 2010 is as follows:

2011	$5.8
2012	5.2
2013	4.1
2014	2.9
2015	2.0

5. *Long-Term Debt*

Debt as of July 3, 2010 and June 27, 2009 includes the following:

	2010	2009
Borrowings under unsecured revolving credit facility	**$ 64.5**	$142.0
Borrowings under unsecured variable rate notes	**75.0**	75.0
Borrowings under secured variable rate loans	**20.0**	–
Borrowings under unsecured fixed rate notes	**–**	14.3
Other debt arrangements including capital leases	**1.9**	1.2
	161.4	232.5
Less current maturities	**(1.0)**	(7.7)
Total long-term debt	**$160.4**	$224.8

On July 1, 2009, we completed a new $300.0 million, three-year unsecured revolving credit facility with a syndicate of banks, which expires on July 1, 2012. This facility replaced our $325.0 million unsecured revolving credit facility, which was scheduled to mature in August 2010. Borrowings in U.S. dollars under the new credit facility will, at our election, bear interest at (a) the adjusted London Interbank Offered Rate ("LIBOR") for specified interest periods plus a margin, which can range from 2.25% to 3.25%, determined with reference to our consolidated leverage ratio or (b) a floating rate equal to the greatest of (i) JPMorgan's prime rate, (ii) the federal funds rate plus 0.50% and (iii) the adjusted LIBOR for a one month interest period plus 1.00%, plus, in each case, a margin determined with reference to our consolidated leverage ratio. Swingline loans will, at our election, bear interest at (i) the rate described in clause (b) above or (ii) a rate to be agreed upon by us and JPMorgan. Borrowings in Canadian dollars under the credit facility will bear interest at the greater of (a) the Canadian Prime Rate and (b) the Adjusted LIBOR for a one month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1.00%.

As of July 3, 2010, borrowings outstanding under the revolving credit facility were $64.5 million. The unused portion of the revolver may be used for general corporate purposes, acquisitions, share repurchases, working capital needs and to provide up to $50.0 million in letters of credit. As of July 3, 2010, letters of credit outstanding against the revolver totaled $23.6 million and primarily relate to our property and casualty insurance programs. No amounts have been drawn upon these letters of credit. Availability of credit under this new facility requires that we maintain compliance with certain covenants. In addition, there are certain restricted payment limitations on dividends or other distributions, including share repurchases. The covenants under this agreement are the most restrictive when compared to our other credit facilities. The following table illustrates compliance with regard to the material covenants required by the terms of this facility as of July 3, 2010:

	Required Covenant Amount	Actual Covenant Amount
Maximum Leverage Ratio (Debt/EBITDA)	3.50	1.77
Minimum Interest Coverage Ratio (EBITDA/Interest Expense)	3.00	7.53
Minimum Net Worth	$315.9	$466.9

Our maximum leverage ratio and minimum interest coverage ratio covenants are calculated by adding back non-cash charges, as defined in our debt agreement.

Advances outstanding as of July 3, 2010 bear interest at a weighted average all-in rate of 3.03% (LIBOR plus 2.50%) for the Eurocurrency rate loans and an all-in rate of 3.25% (Lender Prime Rate) for overnight Swingline Base Rate loans. We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis. At July 3, 2010 this fee was 0.3% of the unused daily balance.

We have $75.0 million of variable rate unsecured private placement notes. The notes bear interest at 0.60% over LIBOR and are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. Interest payments are reset and paid on a quarterly basis. As of July 3, 2010, the outstanding balance of the notes was $75.0 million at an all-in rate of 1.13% (LIBOR plus 0.60%).

We maintain an accounts receivable securitization facility, whereby the lender will make loans to us on a revolving basis. The original amount of credit available to us under this facility was $50.0 million. Effective July 1, 2010, we voluntarily reduced the loan agreement's facility limit to $40.0 million. All of the terms of the facility agreement remain unchanged. The amount of funds available under the loan agreement as of July 3, 2010 was $37.9 million, which was the amount of eligible receivables as of the prior month end less a calculated reserve requirement. The agreement will expire on September 26, 2012.

We are required to pay interest on outstanding loan balances at an annual rate of one month LIBOR plus a margin or, if the lender is funding the loan through the issuance of commercial paper to third parties, at an annual rate equal to the commercial paper rate plus a margin. In connection with the loan agreement, we granted a first priority security interest in certain of our U.S.-based receivables. As of July 3, 2010, there was $20.0 million outstanding under this loan agreement at an all-in interest rate of 1.49% (commercial paper plus 1.10%). We are also required to pay a fee on the unused balance of the facility.

We had $50.0 million, 8.4% unsecured fixed rate private placement notes with certain institutional investors. The 10-year notes had a nine-year average life with a final maturity on July 20, 2010. Beginning on July 20, 2004, and annually thereafter, we repaid $7.1 million of the principal amount at par. On January 20, 2010, we repaid these notes prior to their original maturity date and incurred additional costs associated with the prepayment of approximately $0.3 million which is included in the "Selling and administrative" line of the Consolidated Statements of Operations for fiscal year 2010.

See Note 7 of the Consolidated Financial Statements for details of our interest rate swap and hedging activities related to our outstanding debt.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that among other matters require us to maintain a minimum stockholders' equity and a maximum leverage ratio. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. At July 3, 2010, we were in compliance with all debt covenants.

The fair value of our long-term debt is based on the amount that would be paid to transfer the liability to a credit-equivalent market participant at the measurement date. The fair value of the long-term debt under the unsecured revolving credit facility, unsecured variable rate notes and secured variable rate loans approximates their carrying value as of July 3, 2010 and June 27, 2009. The fair value of the unsecured fixed rate notes was zero and $14.7 million as of July 3, 2010 and June 27, 2009, respectively.

The following table summarizes payments due on long-term debt, including capital leases, as of July 3, 2010 for the next five fiscal years and thereafter:

2011	$ 1.0
2012	65.2
2013	20.2
2014	–
2015 and thereafter	75.0

6. *Fair Value Measurements*

Generally accepted accounting principles (GAAP) defines fair value, establishes a framework for measuring fair value and establishes disclosure requirements about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We considered non-performance risk when determining fair value of our derivative financial instruments. The fair value hierarchy prescribed under GAAP contains three levels as follows:

Level 1 – Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 – Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets in non-active markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

We have not transferred any amounts between fair value levels during fiscal year 2010. In addition, to value our level 2 assets and liabilities, we obtained information from independent third parties for similar assets and liabilities in active markets.

The following tables summarize the balances of assets and liabilities measured at fair value on a recurring basis as of July 3, 2010 and June 27, 2009:

	As of July 3, 2010		
	Fair Value Measurements Using Inputs Considered as		
	Level 1	Level 2	Total
Other current assets:			
Derivative financial instruments	$ –	$ –	$ –
Other assets:			
Non-qualified, non-contributory retirement plan assets	–	9.6	9.6
Non-qualified deferred compensation plan assets	16.9	–	16.9
Total assets	$16.9	$9.6	$26.5
Accrued expenses:			
Derivative financial instruments	$ –	$5.2	$ 5.2
Total liabilities	$ –	$5.2	$ 5.2

	As of June 27, 2009		
	Fair Value Measurements Using Inputs Considered as		
	Level 1	Level 2	Total
Other current assets:			
Derivative financial instruments	$ –	$0.3	$ 0.3
Other assets:			
Non-qualified, non-contributory retirement plan assets	0.5	8.9	9.4
Non-qualified deferred compensation plan assets	15.5	–	15.5
Total assets	$16.0	$9.2	$25.2
Accrued expenses:			
Derivative financial instruments	$ –	$9.5	$ 9.5
Total liabilities	$ –	$9.5	$ 9.5

The fair value of cash, trade receivables and borrowings under the various credit agreements approximates the amounts recorded. We do not have any level 3 assets or liabilities.

7. *Derivative Financial Instruments*

We use interest rate swap contracts to limit exposure to changes in interest rates and balance the total debt that is subject to variable and fixed interest rates. The interest rate swap contracts we utilize effectively modify our exposure to interest rate risk by converting variable rate debt to a fixed rate without an exchange of the underlying principal amount. Approximately 81% of our outstanding variable rate debt had its interest payments modified using interest rate swap contracts at July 3, 2010.

In addition, we purchase fuel commodity futures contracts to limit exposure to energy prices and effectively hedge a portion of our anticipated gasoline and diesel fuel purchases. The objective of these hedges is to reduce the variability of cash flows associated with the forecasted purchases of those commodities without an exchange of the underlying commodity. Approximately 13% of our anticipated gasoline and diesel fuel purchases for the next twelve months are hedged using futures contracts at July 3, 2010.

We do not engage in speculative transactions or fair value hedging nor do we hold or issue financial instruments for trading purposes.

The following tables summarize the classification and fair value of the interest rate swap agreements and fuel commodity futures contracts, which have been designated as cash flow hedging instruments:

		Asset Derivatives Fair Value	
Relationship:	Balance Sheet Classification:	**July 3, 2010**	June 27, 2009
Interest rate swap contracts	Other current assets	**$–**	$ –
Fuel commodity futures contracts	Other current assets	**–**	0.3
Total derivatives designated as cash flow hedging instruments		**$–**	$0.3

		Liability Derivatives Fair Value	
Relationship:	Balance Sheet Classification:	**July 3, 2010**	June 27, 2009
Interest rate swap contracts	Other accrued expenses	**$5.0**	$9.3
Fuel commodity futures contracts	Other accrued expenses	**0.2**	0.2
Total derivatives designated as cash flow hedging instruments		**$5.2**	$9.5

For our interest rate swap contracts that qualify for cash flow hedge designation, the related gains or losses on the contracts are deferred as a component of accumulated other comprehensive income or loss (net of related income taxes) until the interest expense on the related debt is recognized. As the interest expense on the hedged debt is recognized, the other comprehensive income or loss is reclassified to interest expense. Of the $3.7 million net loss deferred in accumulated other comprehensive income as of July 3, 2010, a $2.4 million loss is expected to be reclassified to interest expense in the next twelve months.

As of July 3, 2010, we had interest rate swap contracts to pay fixed rates of interest and to receive variable rates of interest based on three-month London Interbank Offered Rate ("LIBOR") on $105.0 million notional amount, of which, $20.0 million are forward starting interest rate swap contracts. Of the $105.0 notional amount, $30.0 million matures in the next 12 months, $50.0 million matures in 13-24 months and $25.0 million matures in 25-36 months. The average rate on the $105.0 million of interest rate swap contracts was 4.1% as of July 3, 2010. These interest rate swap contracts are highly effective cash flow hedges and accordingly, gains or losses on any ineffectiveness were not material to any period.

As our fuel commodity futures contracts qualify for cash flow hedge designation, the related gains or losses on these contracts are deferred as a component of other comprehensive income or loss (net of related income taxes) until the expense is recognized on the hedged commodity. Upon purchase of the hedged commodity, the other comprehensive income or loss is reclassified to "Cost of rental operations" line item in the Consolidated Statements of Operations. The $0.1 million loss deferred in other comprehensive income as of July 3, 2010 is expected to be reclassified to cost of rental operations in the next twelve months.

As of July 3, 2010, we had fuel commodity futures contracts to pay fixed prices of unleaded gasoline and diesel fuel and receive variable prices based on the Department of Energy (DOE) index on 0.6 million gallons, all of which will occur in the next twelve months. The weighted average fixed price on the 0.6 million gallons of fuel commodity futures contracts was $3.06 per gallon as of July 3, 2010. These commodity contracts have been designated as highly effective cash flow hedges and accordingly, gains or losses on any ineffectiveness was not material to any period.

The following tables summarize the amount of gain or loss recognized in accumulated other comprehensive income or loss and the classification and amount of gains or losses reclassified from accumulated other comprehensive income or loss into the Consolidated Statements of Operations for fiscal years 2010, 2009 and 2008 related to derivative financial instruments used in cash flow hedging relationships:

	Amount of Gain or (Loss) Recognized in Accumulated Other Comprehensive Income (Loss)		
	For the Fiscal Years		
Relationship:	**2010**	2009	2008
Interest rate swap contracts	**$(2.3)**	$(6.4)	$(1.8)
Fuel commodity futures contracts	**(0.2)**	(1.9)	1.9
Total derivatives designated as cash flow hedging instruments	**$(2.5)**	$(8.3)	$ 0.1

		Amount of Gain or (Loss) Reclassified From Accumulated Other Comprehensive Income (Loss) to Consolidated Statements of Operations		
	Statement of Operations	For the Fiscal Years		
Relationship:	Classification:	**2010**	2009	2008
Interest rate swap contracts	Interest expense	**$(3.6)**	$(2.2)	$ –
Interest rate swap contracts	Selling and Administrative	**(0.1)**	–	–
Fuel commodity futures contracts	Cost of rental operations	**–**	(0.8)	0.8
Total derivatives designated as cash flow hedging instruments		**$(3.7)**	$(3.0)	$0.8

The following table summarizes the amount of gain or loss recognized in the Consolidated Statements of Operations for fiscal years 2010, 2009 and 2008 related to derivative financial instruments not designated as hedging instruments.

		Amount of Gain or (Loss) Recognized in Consolidated Statements of Operations		
	Statement of Operations	For the Fiscal Years		
Relationship:	Classification:	**2010**	2009	2008
Interest rate swap contracts	Selling and Administrative	**$(0.3)**	$–	$–

8. *Exit, Disposal and Related Activities*

We continuously monitor our operations and related cost structure to ensure that our resource levels are appropriate and from time to time take various actions to ensure that these resources are utilized in the most efficient manner. These actions may consist of facility closures, divestitures, expansions and increases or decreases in staffing levels. During fiscal 2009 and 2010, we took a number of actions to adjust our business operations as a result of the changes in the economic environment. The most significant of these actions are discussed below.

In the first quarter of fiscal year 2009, we closed three processing plants, two branch locations, reduced selected headcount and outsourced our fleet maintenance function. As a result of these actions, we recorded approximately $2.6 million of expense in the Consolidated Statements of Operations during the quarter. These charges principally impacted our United States operating segment. Of these amounts, approximately $1.0 million was recorded in the "Cost of rental operations" line item and the remaining $1.6 million was recorded in the "Selling and administrative" line item. All severance associated with this action has been paid.

In the third quarter of fiscal year 2009, we restructured our workforce to better align our cost structure with our revenue levels. As a result of this action, we recorded approximately $0.9 million in severance costs in the Consolidated Statements of Operations. These charges impacted both our United States and Canadian operating segments and did not significantly impact any one line item on our Consolidated Statements of Operations. Substantially all severance costs related to these actions have been paid.

During the first quarter of fiscal year 2010, we continued to align our workforce and cost structure to better match our revenue levels. As a result, we reduced selected administrative, regional and corporate headcount, divested an unprofitable operation and recorded approximately $1.4 million in associated severance costs in the "Selling and administrative" line item. Of the $1.4 million in severance, $1.3 million was paid by July 3, 2010, with the remaining $0.1 million to be paid by October 31, 2010. These actions primarily impacted our United States operating segment.

In the second quarter of fiscal year 2010, we sold all of the customer lists and certain assets related to our U.S. Cleanroom operations. In addition, we disposed of a non-core linen operation at one of our production facilities. As a result of these transactions, including the associated asset impairment charges, we recognized a net gain of $1.2 million in the "Selling and administrative" line in the Consolidated Statements of Operations.

In the third quarter of fiscal year 2010, we sold a portion of the customer list and certain assets related to a non-core linen operation and refined our estimates related to the disposition of our Cleanroom operations. As a result of these transactions, including the associated impairment charges, we recognized a net gain of $2.5 million in the "Selling and administrative" line in the Consolidated Statements of Operations.

9. *Comprehensive Income*

The components of comprehensive income for fiscal years 2010, 2009 and 2008 are as follows:

	For the Fiscal Years		
	2010	2009	2008
Net income/(loss)	**$28.6**	$ (72.5)	$46.1
Other comprehensive income/(loss)			
Foreign currency translation adjustments	**9.2**	(18.7)	7.4
Pension benefit liabilities, net of tax $(5.4) million, $(5.4) million and $0.1 million, respectively	**(8.4)**	(8.7)	0.1
Derivative financial instruments gain or (loss) recognized, net of tax $(1.5) million, $(5.0) million and $0.1 million, respectively	**(2.5)**	(8.3)	0.1
Derivative financial instruments gain or (loss) reclassified, net of tax $2.3 million, $1.8 million and $(0.5) million, respectively	**3.7**	3.0	(0.8)
Total other comprehensive income/(loss)	**2.0**	(32.7)	6.8
Total comprehensive income/(loss)	**$30.6**	$(105.2)	$52.9

The components of accumulated other comprehensive income, net of tax, are as follows:

	For the Fiscal Years		
	2010	2009	2008
Foreign currency translation	**$ 25.2**	$16.0	$34.7
Pension benefit liabilities	**(16.8)**	(8.4)	0.3
Derivative financial instruments	**(3.8)**	(5.0)	0.3
Accumulated other comprehensive income	**$ 4.6**	$ 2.6	$35.3

10. *Stockholders' Equity*

We issue Class A shares of our stock, and each share is entitled to one vote and is freely transferable.

In the fourth quarter of fiscal 2008, our Board of Directors authorized the expansion of our share repurchase program from $100.0 million to $175.0 million, which increases the share repurchase program previously approved by our Board of Directors in the fourth quarter of fiscal 2007. We may repurchase shares from time to time in the open market, privately negotiated or other transactions in accordance with applicable federal securities laws. The timing and the amount of the repurchases will be determined by us based on our evaluation of market conditions, share price and other factors. Under the program we did not repurchase any shares in fiscal 2010. In fiscal 2009, we repurchased 650,387 shares for $16.1 million, and in fiscal 2008, we repurchased 2,469,682 shares for $92.1 million. Cash spent on the repurchase of shares totaled $16.1 million during fiscal 2009 and $93.1 million during fiscal 2008. The amount of cash expended for fiscal 2008 includes $1.0 million for shares purchased on June 29, 2007, but due to timing, the $1.0 million cash payment was made on July 2, 2007. At the end of fiscal 2010, we had approximately $57.9 million remaining under this authorization.

We issue restricted stock units as part of our equity incentive plans. For the majority of the restricted stock units granted, the number of shares issued on the vesting date is net of the minimum statutory tax withholding requirements that we pay in cash to the appropriate taxing authorities on behalf of our employees. Although shares withheld are not issued, they are treated as common stock repurchases in our financial statements, as they reduce the number of shares that would have been issued upon vesting.

Share-Based Payment Plans

On November 16, 2006, our shareholders approved the 2006 Equity Incentive Plan (the "2006 plan"). Under the 2006 plan, a maximum of 2,000,000 equity awards can be granted. Only 667,000 of the awards granted under the 2006 plan can be stock appreciation rights, restricted stock, restricted stock units, deferred stock units or stock. As of July 3, 2010, 541,196 equity awards were available for grant. The only plan available to grant equity compensation as of July 3, 2010, is the 2006 plan. Shares that were available but not granted under all previous plans have been deauthorized, and therefore, no additional shares remain available for grant.

The 2006 plan provides for certain stock awards, including stock options at fair market value and non-vested restricted shares, to our key employees and non-employee directors. Exercise periods for the stock options are generally limited to a maximum of 10 years and a minimum of one year. Stock options issued to employees generally vest over three years while restricted stock grants to employees generally vest over five years.

Compensation cost for share-based compensation plans is recognized on a straight-line basis over the requisite service period of the award (or to an employee's eligible retirement date, if earlier). The amount of compensation cost that has been recognized in the Consolidated Statements of Operations was $4.5 million, $7.1 million, and $5.9 million for fiscal years 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1.5 million, $2.7 million and $2.2 million for fiscal years 2010, 2009 and 2008, respectively. No amount of share-based compensation expense was capitalized during the periods presented.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in the following table. Expected volatility is based on the historic volatility of our stock. We use historical data to estimate option exercises and employee terminations within the valuation model. The expected term of the options granted is derived from historical data and represents the period of time that options granted are expected to be outstanding. The risk free interest rate for each option is the interpolated market yield on a U.S. Treasury bill with a term comparable to the expected option term of the granted stock option.

	For the Fiscal Years		
	2010	2009	2008
Expected share price volatility	**21.34% - 23.12%**	20.8%-31.2%	19.5% - 23.5%
Weighted average volatility	**21.67%**	23.2%	22.5%
Expected annual dividend per share	**$0.30**	$0.28	$0.20
Expected term (in years)	**5 - 6**	5 - 6	5 - 6
Risk free rate	**1.95% - 3.01%**	1.5% - 3.3%	2.5% - 4.4%

A summary of stock option activity under our plans as of July 3, 2010, and changes during the year then ended is presented below:

	Shares	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at June 27, 2009	1,804,718	$35.50		
Granted	172,886	22.79		
Exercised	(15,634)	24.89		
Forfeited or expired	(480,893)	35.44		
Outstanding at July 3, 2010	**1,481,077**	**$34.13**	**5.84**	**$0.0**
Exercisable at July 3, 2010	**1,018,296**	**$35.29**	**5.07**	**$0.0**

The weighted-average fair value of stock options on the date of grant during the fiscal years ended 2010, 2009 and 2008 was $4.82, $7.69 and $10.64, respectively. The total intrinsic value of stock options exercised was less than $0.1 million for fiscal years 2010 and 2009 and $0.8 million for fiscal year 2008. As of July 3, 2010, there was $1.6 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our stock option plan.

We received total cash as a result of the exercise of stock options in fiscal years 2010, 2009 and 2008 of $0.3 million, $0.2 million and $4.2 million, respectively.

A summary of the status of our non-vested shares of restricted stock as of July 3, 2010 and changes during the year ended July 3, 2010, is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at June 27, 2009	269,803	$35.44
Granted	116,065	22.30
Vested	(67,543)	36.68
Forfeited	(44,238)	33.13
Non-vested at July 3, 2010	**274,087**	**$30.09**

As of July 3, 2010, there was $6.1 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our restricted stock plan. That expense is expected to be recognized over a weighted-average period of 3.5 years. The total fair value of shares vested during the fiscal years ended 2010, 2009 and 2008 was $2.5 million, $3.1 million and $1.7 million, respectively.

11. Income Taxes

The components of the provision/(benefit) for income taxes are as follows:

Fiscal Years	**2010**	2009	2008
Current:			
Federal	**$ 5.2**	$ 8.3	$10.2
State and local	**1.5**	1.6	2.7
Foreign	**5.2**	6.4	9.5
	11.9	16.3	22.4
Deferred	**5.3**	(33.9)	6.5
Provision/(Benefit) for Income Taxes	**$17.2**	$(17.6)	$28.9

The following table reconciles the United States statutory income tax rate with our effective income tax rate:

Fiscal Years	**2010**	2009	2008
United States statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal tax benefit	**2.3%**	0.9%	1.9%
Foreign earnings taxed at different rates	**(3.8)%**	1.9%	(0.5)%
Change in tax contingency reserve	**0.6%**	0.6%	0.9%
Goodwill impairment	**–**	(15.8)%	–
Non-deductible fines and penalties	**–**	(1.8)%	–
Share-based compensation	**2.9%**	(1.4)%	0.2%
Permanent differences and other, net	**0.5%**	0.1%	1.0%
Effective income tax rate	**37.5%**	19.5%	38.5%

The change in the tax contingency reserve in 2010 and 2008 was the result of the expiration of certain statutes offset by reserve additions during the year. The change in the tax contingency reserve in 2009 was the result of the expiration of certain statutes and the favorable resolution of other tax matters. The negative 15.8% impact on the effective tax rate in 2009 is due to the impact of the non-deductible goodwill impairment charges recorded in fiscal year 2009.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	2010	2009
Deferred tax liabilities:		
Inventory	**$(17.5)**	$(16.9)
Depreciation	**(8.9)**	(12.5)
Intangibles	**(25.0)**	(18.5)
Total deferred tax liabilities	**(51.4)**	(47.9)
Deferred tax assets:		
Accruals and reserves	**43.1**	40.5
Share-based payments	**5.0**	6.5
Derivative financial instruments	**2.4**	3.0
Other	**1.4**	1.1
Gross deferred tax assets	**51.9**	51.1
Less valuation allowance	**(0.4)**	–
Total deferred tax assets	**51.5**	51.1
Net deferred tax assets	**$ 0.1**	$3.2

Net deferred tax assets and liabilities are presented in the Consolidated Balance Sheet separately for each major tax jurisdiction. The net deferred tax assets and liabilities are presented in the Consolidated Balance Sheet as follows:

	2010	2009
Deferred tax assets:		
Other current assets	**$2.0**	$4.1
Other, principally retirement plan assets	**2.9**	4.4
Net deferred tax assets	**4.9**	8.5
Deferred tax liabilities:		
Deferred income taxes, current	**3.6**	3.4
Deferred income taxes, noncurrent	**1.2**	1.9
Net deferred tax liabilities	**4.8**	5.3
Net deferred tax assets	**$0.1**	$3.2

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. During the fiscal year ended July 3, 2010, we established a $0.4 million valuation allowance for deferred tax assets related to foreign net operating loss carry-forwards, which totaled $2.8 million.

We have no foreign tax credit carry-forwards as of July 3, 2010.

We have not provided U.S. income taxes and foreign withholding taxes on undistributed earnings from our foreign subsidiaries of approximately $59.1 million as of both July 3, 2010 and June 27, 2009. These earnings are considered to be indefinitely reinvested in the operations of such subsidiaries.

We continue to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. Net tax-related interest and penalties were immaterial for the years reported. As of July 3, 2010 and June 27, 2009, we had $1.8 million and $2.1 million, respectively, of accrued interest and penalties related to uncertain tax positions, of which $1.2 million and $1.2 million would favorably affect our effective tax rate in any future periods, if recognized.

We file income tax returns in the United States, Canada and multiple state jurisdictions. We have substantially concluded on all U.S. Federal and Canadian income tax examinations through fiscal years 2006 and 2005, respectively. With few exceptions, we are no longer subject to state and local income tax examinations prior to fiscal year 2006.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year 2010	Fiscal Year 2009
Beginning balance	**$14.3**	$15.4
Tax positions related to current year:		
Gross increase	**2.0**	2.9
Gross decrease	**–**	–
Tax positions related to prior years:		
Gross increase	**0.8**	0.5
Gross decrease	**(0.1)**	(0.4)
Settlements	**–**	(0.9)
Lapses in statutes of limitations	**(4.2)**	(3.2)
Ending balance	**$12.8**	$14.3

As of July 3, 2010 and June 27, 2009, the total amount of unrecognized tax benefits was $12.8 million and $14.3 million, respectively, of which $4.5 million and $4.0 million would favorably affect the effective tax rate, if recognized. We are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months.

12. Employee Benefit Plans

Pension Plan and Supplemental Executive Retirement Plan

We have a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all employees, except certain employees who are covered by union-administered plans. Benefits are based on the number of years of service and each employee's compensation near retirement. We make annual contributions to the Pension Plan consistent with federal funding requirements.

Annual benefits under the Supplemental Executive Retirement Plan ("SERP") are based on years of service and individual compensation near retirement. We have purchased life insurance contracts and other investments that could be used to fund the retirement benefits under this plan. The value of these insurance contracts and investments as of July 3, 2010 and June 27, 2009 were $9.6 million and $9.4 million, respectively.

We froze our Pension Plan and SERP effective January 1, 2007. Future growth in benefits has not occurred beyond December 31, 2006.

Applicable accounting standards require that the Consolidated Balance Sheet reflect the funded status of the pension and postretirement plans. The funded status of the plan is measured as the difference between the plan assets at fair value and the projected benefit obligation. We have recognized the aggregate of all under-funded plans within other noncurrent liabilities. The portion of the amount by which the actuarial present value of benefits included in the projected benefit obligation exceeds the fair value of plan assets, payable in the next 12 months, is reflected in accrued liabilities. The measurement date of the plan assets coincides with our fiscal year end. The fair value of the plan assets is determined by reference to unadjusted quoted market prices that are available in active markets for the identical assets at the measurement date.

Unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in "Accumulated other comprehensive income" in our Consolidated Balance Sheet. The difference between actual amounts and estimates based on actuarial assumptions will be recognized in other comprehensive income in the period in which they occur.

The estimated amortization from accumulated other comprehensive income into net periodic benefit cost during fiscal year 2011 is $2.0 million which is related primarily to net actuarial losses.

Obligations and Funded Status at July 3, 2010 and June 27, 2009

	Pension Plan		SERP	
	2010	2009	**2010**	2009
Change in benefit obligation:				
Projected benefit obligation, beginning of year	**$ 52.3**	$ 47.0	**$ 10.8**	$ 10.5
Service cost	**–**	–	**–**	–
Interest cost	**3.5**	3.3	**0.7**	0.7
Actuarial loss	**13.0**	3.4	**2.3**	0.1
Benefits paid	**(1.9)**	(1.4)	**(0.5)**	(0.5)
Projected benefit obligation, end of year	**$ 66.9**	$ 52.3	**$ 13.3**	$ 10.8
Change in plan assets:				
Fair value of plan assets, beginning of year	**$ 36.9**	$ 44.2	**$ –**	$ –
Actual return on plan assets	**3.6**	(6.9)	**–**	–
Employer contributions	**1.2**	1.0	**0.6**	0.5
Benefits paid	**(1.9)**	(1.4)	**(0.6)**	(0.5)
Fair value of plan assets, end of year	**$ 39.8**	$ 36.9	**$ –**	$ –
Funded status-net amount recognized	**$(27.1)**	$(15.4)	**$(13.3)**	$(10.8)

Amounts recognized in the Consolidated Balance Sheets consist of:

	Pension Plan		SERP	
	2010	2009	**2010**	2009
Accrued benefit liability	**$(27.1)**	$(15.4)	**$(13.3)**	$(10.8)
Net amount recognized	**$(27.1)**	$(15.4)	**$(13.3)**	$(10.8)

	Pension Plan		SERP	
	2010	2009	**2010**	2009
Accumulated other comprehensive loss related to:				
Unrecognized net actuarial losses	**$11.4**	$13.8	**$2.3**	$0.2

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $66.9 million, $66.9 million and $39.8 million, respectively, as of July 3, 2010 and $52.3 million, $52.3 million and $36.9 million, respectively, as of June 27, 2009. No pension plans had plan assets in excess of accumulated benefit obligations at July 3, 2010 or June 27, 2009.

Components of Net Periodic Benefit Cost

	Pension Plan			SERP		
	2010	2009	2008	**2010**	2009	2008
Service cost	**$ –**	$ –	$ –	**$ –**	$ –	$ –
Interest cost	**3.5**	3.3	3.2	**0.7**	0.7	0.7
Expected return on assets	**(3.0)**	(3.5)	(3.7)	**–**	–	–
Amortization of net loss	**1.0**	–	–	**–**	–	–
Net periodic benefit cost (income)	**$ 1.5**	$(0.2)	$(0.5)	**$0.7**	$0.7	$0.7

Assumptions

The following weighted average assumptions were used to determine benefit obligations for the plans at July 3, 2010 and June 27, 2009:

	Pension Plan		SERP	
	2010	2009	**2010**	2009
Discount rate	**5.60%**	6.90%	**5.50%**	6.90%
Rate of compensation increase	**N/A**	N/A	**N/A**	N/A

The following weighted average assumptions were used to determine net periodic benefit cost for the plans for the years ended July 3, 2010 and June 27, 2009:

	Pension Plan		SERP	
	2010	2009	**2010**	2009
Discount rate	**6.90%**	7.20%	**6.90%**	7.05%
Expected return on plan assets	**8.00**	8.00	**N/A**	N/A
Rate of compensation increase	**N/A**	N/A	**N/A**	N/A

We have a committee which, assisted by outside consultants, evaluates the objectives and investment policies concerning its long-term investment goals and asset allocation strategies. Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. To develop the expected long-term rate of return on asset assumptions, we consider the historical returns and the future expectations of returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of 7.75% and 8.00% expected return on plan assets for fiscal 2011 and 2010, respectively. As part of our assessment of the expected return on plan assets, we considered the recent decline in the global equity markets and concluded that these rates are appropriate.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plan will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Additional Information

The asset allocations in the pension plan at July 3, 2010 and June 27, 2009 are as follows:

	Target Asset Allocations	Actual Asset Allocations	
	2010	**2010**	2009
International equity	**8 - 18%**	**10.7%**	12.1%
Large cap equity	**20 - 40**	**28.1**	29.9
Small cap equity	**3 - 13**	**7.3**	7.4
Absolute Return Strategy Funds	**10 - 20**	**15.5**	16.4
Fixed income	**20 - 30**	**28.2**	34.2
Long/short equity fund	**5 - 15**	**10.2**	–
Total	**100%**	**100%**	100%

The asset allocation strategy for 2010 targets 20%-30% in high-quality fixed income instruments with the balance of the portfolio to be invested in a diversified and complimentary portfolio of equity vehicles. The objective is to achieve a long-term rate of return of 7.0%-9.5%. In determining investment options, all classes or categories of investments allowed by the Employee Retirement Income Security Act of 1974 ("ERISA") are acceptable investment choices. As directed by ERISA, no single investment will comprise more than 10% of assets, except for certain government backed securities.

Pension assets consist primarily of listed common stocks and U.S. government and corporate obligations. We expect to contribute $2.5 million to our pension plan and $0.6 million to the SERP in fiscal year 2011.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plan	SERP
2011	**$ 1.6**	$0.6
2012	**1.8**	0.7
2013	**1.9**	0.7
2014	**2.0**	0.7
2015	**2.1**	0.7
2016 and thereafter	**13.8**	3.9

Union Pension Plans

We participate in a number of union sponsored, collectively bargained multi-employer pension plans ("Union Plans"). We contributed $3.1 million, $3.2 million and $2.5 million in fiscal 2010, 2009 and 2008, respectively to such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Several factors could result in potential funding deficiencies which could cause us to make significantly higher future contributions to these plans, including unfavorable investment performance, changes in demographics, and increased benefits to participants. At this time, we are unable to determine the amount of additional contributions, if any.

We are responsible for our proportional share of any unfunded vested benefits related to the Union Plans. Under the applicable accounting rules, we are not required to record a liability for our portion of the withdrawal liability, if any, until we exit from the plan. In fiscal year 2009, we exited from one multi-employer pension plan and recorded a liability of $1.0 million. In fiscal year 2010, local union members at another facility voted to leave their union which resulted in recording a pension liability of $0.8 million. There are two locations that are currently considering whether to leave their union. If the members at these locations vote to decertify their unions, the decertification will result in a partial withdrawal from their Union Plan and we will be required to record an estimated liability up to $1.3 million. If a future withdrawal from a plan occurs, we will record our proportional share of any unfunded vested benefits.

401(k) Plan

All full-time non-union, U.S. employees are eligible to participate in a 401(k) plan. We match a portion of the employee's salary reduction contributions and provide investment choices for the employee. The matching contributions under the 401(k) plan made prior to January 1,

2007 vest over a five-year employment period, while matching contributions made after that date vest immediately. We incurred matching contribution expense of $5.5 million in fiscal 2010, $7.0 million in fiscal 2009 and $7.9 million in fiscal 2008.

Executive Deferred Compensation Plan

Under the Executive Deferred Compensation Plan ("DEFCO Plan"), we match a portion of designated employees' contributions. Our matching contributions under the DEFCO Plan were $1.1 million in fiscal 2010, $1.3 million in fiscal 2009 and $1.5 million in fiscal 2008. The accumulated benefit obligation of $16.3 million as of July 3, 2010 and $14.9 million as of June 27, 2009 is included in "Other noncurrent liabilities" in the accompanying Consolidated Balance Sheets. We have purchased investments, including stable income and stock index managed funds, based on investment elections made by the employees, which may be used to fund the retirement benefits. The investments are recorded at estimated fair value based on quoted market prices and are included in "Other assets" in the accompanying Consolidated Balance Sheets. Offsetting unrealized gains and losses are included in income on a current basis. At July 3, 2010 and June 27, 2009, the estimated fair value of the investments was $16.3 million and $14.9 million, and the cost of the investments was $17.0 million and $17.9 million, respectively.

FORM 10-K

13. *Commitments and Contingencies*

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters arising in the normal course of business, including, without limitation those described below.

Environmental Matters

We are currently involved in several environmental-related proceedings by certain governmental agencies, which relate primarily to allegedly operating certain facilities in noncompliance with required permits. In addition to these proceedings, in the normal course of our business, we are subject to, among other things, periodic inspections by regulatory agencies. We continue to dedicate substantial operational and financial resources to environmental compliance, and we remain fully committed to operating in compliance with all environmental laws and regulations. As of June 27, 2009 and July 3, 2010, we had reserves of approximately $4.6 million and $3.2 million respectively, related to these matters.

Descriptions of certain matters are as follows:

On February 19, 2010, we settled the previously disclosed matter brought against us by the Commissioner of Environmental Protection of the State of Connecticut. The aggregate settlement amount was within previously established reserves.

In August 2008, we became aware that our Des Moines, Iowa facility allegedly violated the facility's wastewater treatment permit. In addition, we became aware that this facility allegedly did not properly report its wastewater sampling results to the City of Des Moines. We promptly brought this matter to the attention of the City of Des Moines Attorney's office and the City of Des Moines water reclamation authority. We also immediately launched our own investigation. As part of our investigation, we learned, among other things, that the City of Des Moines' water reclamation authority was aware of the situation and had referred this matter to the U.S. Environmental Protection Agency ("U.S. EPA"). The U.S. EPA has also referred this matter to the U.S. Attorneys' office in Des Moines, Iowa. We have reached settlement with the Des Moines Metropolitan Wastewater Reclamation Authority and resolved this matter with the city. We are in the midst of resolving this matter with the U.S. EPA and the U.S. Attorney.

On July 24, 2008, the U.S. EPA inspected our facility in South Chicago, Illinois. As part of its inspections, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the overall environmental compliance and permitting of the facility. The U.S. EPA provided written record of its inspection findings to us and identified alleged noncompliance with certain provisions of the Resource Conservation and Recovery Act. The U.S. EPA has subsequently visited this facility. We have responded to the U.S. EPA and will continue to work cooperatively with the U.S. EPA to resolve this matter.

In the summer and fall of 2008, the U.S. EPA inspected our facility in Manchester, New Hampshire. As part of its inspection, the U.S. EPA identified certain alleged deficiencies with respect to the operations at this facility, including potential recordkeeping violations and opportunities to improve the facility's overall environmental compliance and permitting. The U.S. EPA requested additional information regarding our Manchester and Portsmouth, New Hampshire facilities to evaluate compliance with the Clean Air Act and applicable state and federal regulations, and the U.S. EPA issued a testing order at the Manchester facility. We have completed the requested testing and submitted a test report to the U.S. EPA and the New Hampshire Department of Environmental Services ("NHDES"). Subsequently, in September 2009, the U.S. EPA issued a Notice of Violation alleging noncompliance with state and federal laws concerning air emissions and permitting. We will continue to work cooperatively with the U.S. EPA to resolve this matter.

While we cannot predict the outcome of these matters with certainty, we currently do not expect any of these matters to have a material adverse effect on our results of operations or financial position. However, while we believe the possibility is remote, there is the potential that we may incur additional losses in excess of established reserves, and these losses could be material.

Leases

We lease certain facilities and equipment for varying periods. Most facility leases contain renewal options from one to five years. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule as of July 3, 2010 of future minimum base rental payments for operating leases that had initial or remaining lease terms in excess of one year:

	Operating Leases
2011	$22.3
2012	17.4
2013	13.9
2014	10.1
2015	7.1
2016 and thereafter	7.5
Total minimum lease payments	$78.3

Total rent expense for operating leases, including those with terms of less than one year, was $33.1 million in fiscal 2010, $32.1 million in fiscal 2009 and $30.0 million in fiscal 2008.

14. *Segment Information*

We have two operating segments, United States (includes the Dominican Republic and Ireland Operations) and Canada, which have been identified as components of our organization that are reviewed by our Chief Executive Officer to determine resource allocation and evaluate performance. Each operating segment derives revenues from the branded identity apparel and facility services industry, which includes rental of garments, direct purchase items and non-apparel items such as floor mats, dust mops, wiping towels, selected linen items and restroom products. No single customer's transactions accounted for more than 2.0% of our total revenues. Substantially all of our customers are in the United States or Canada.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). Corporate expenses are allocated to the segments based on segment revenue. We evaluate performance based on income from operations.

The segment income from operations includes the impact of an intercompany management fee which is self-eliminated in the total income from operations below. The annual intercompany management fee was $8.5 million, $9.5 million and $9.9 million for fiscal years 2010, 2009 and 2008, respectively.

Financial information by segment is as follows:

	United States	Canada	Elimination	Total
2010				
Revenues	$688.0	$145.6	$ –	$ 833.6
Income from operations	42.5	17.1	–	59.6
Interest expense	13.8	–	–	13.8
Total assets	758.5	136.1	(80.7)	813.9
Capital expenditures-net	15.9	0.8	–	16.7
Depreciation and amortization expense	34.5	5.7	–	40.2
Income tax expense	14.6	2.6	–	17.2
2009				
Revenues	$789.4	$146.6	$ –	$ 936.0
Income/(Loss) from operations	(87.1)	11.1	–	(76.0)
Interest expense	14.0	–	–	14.0
Total assets	809.7	137.8	(90.2)	857.3
Capital expenditures-net	20.1	3.2	–	23.3
Depreciation and amortization expense	38.6	5.7	–	44.3
Income tax expense/(benefit)	(21.5)	3.9	–	(17.6)
2008				
Revenues	$820.3	$182.1	$ –	$1,002.4
Income from operations	64.7	25.8	–	90.5
Interest expense	15.4	0.1	–	15.5
Total assets	983.1	171.2	(101.1)	1,053.2
Capital expenditures-net	27.2	(0.1)	–	27.1
Depreciation and amortization expense	41.3	7.1	–	48.4
Income tax expense	20.4	8.5	–	28.9

G&K Services, Inc.
Schedule II — Valuation and Qualifying Accounts and Reserves
(In millions)

Description	Balance at Beginning of Year	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Year
Allowance for Doubtful Accounts					
July 3, 2010	$ 3.8	$ 2.5	$ –	$ 3.2	$ 3.1
June 27, 2009	$ 4.5	$ 4.1	$ –	$ 4.8	$ 3.8
June 28, 2008	$ 3.4	$ 3.6	$ –	$ 2.5	$ 4.5
Inventory Reserve					
July 3, 2010	$ 2.3	$ 0.4	$ –	$ 0.3	$ 2.4
June 27, 2009	$ 2.2	$ 0.8	$ –	$ 0.7	$ 2.3
June 28, 2008	$ 2.3	$ 0.7	$ –	$ 0.8	$ 2.2

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of July 3, 2010. Based on that evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures are effective in recording, processing, summarizing and timely reporting information required to be disclosed in the reports that we file or submit under the Exchange Act.

Management's Annual Report on Internal Control Over Financial Reporting

The report of management required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Management's Report on Internal Control Over Financial Reporting."

Attestation Report of Registered Public Accounting Firm

The attestation report required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Controls

There were no changes in our internal control over financial reporting during the fourth quarter of fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 10. Directors, Executive Officers and Corporate Governance

Reference is made to information with respect to our Proxy Statement for the fiscal year 2010 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 11. Executive Compensation

Reference is made to information with respect to our Proxy Statement for the fiscal year 2010 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to information with respect to our Proxy Statement for the fiscal year 2010 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Reference is made to information with respect to our Proxy Statement for the fiscal year 2010 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 14. Principal Accountant Fees and Services

Reference is made to information with respect to our Proxy Statement for the fiscal year 2010 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this report:

(1) Financial Statements
The Consolidated Financial Statements of the Registrant are set forth in Item 8 of Part II of this report.

(2) Financial Statement Schedules
All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted as not required or not applicable, or the information has been included elsewhere by reference in the financial statements and related notes.

(3) Exhibits
The following exhibits, as required by Item 601 of Regulation S-K are filed as a part of this report:

3(a) Articles of Amendment and Restatement of the Registrant, as filed with the Secretary of State of Minnesota (incorporated herein by reference to Exhibit 3(i) to the Registrant's Form 10-Q filed November 13, 2001).

3(b) Amended and Restated Bylaws of the Registrant (incorporated herein by reference to the Registrant's Form 10-Q filed February 2, 2007).

4(a) Rights Agreement, dated as of September 17, 2001, by and between G&K Services, Inc. and Wells Fargo Bank Minnesota, National Association (incorporated by reference to the Registrant's Form 8-K filing dated September 19, 2001).

10(a) Amended and Restated 1996 Director Stock Option Plan, as amended March 10, 2004 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A filed on October 12, 2005).**

10(b) 1998 Stock Option and Compensation Plan, as amended November 7, 2002 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A, exhibit A, filed on September 26, 2002).**

10(c) Loan Agreement dated June 30, 2005 among G&K Services, Inc. and various institutional investors (incorporated by reference to Registrant's Form 10-K filed September 15, 2005).

10(d) Form of Executive Employment Agreement between Registrant and each of Douglas Milroy, Robert Wood, and Jeffrey Wright, dated March 1, 2007 (incorporated herein by reference to the Registrant's Form 8-K filed March 19, 2007).**

10(e) 2006 Equity incentive plan (incorporated herein by reference to the Registrant's Form 10-Q filed February 2, 2007).**

10(f) Amended and Restated Loan Agreement dated as of October 1, 2008 among G&K Receivables Corp., G&K Services, Inc., Three Pillars Funding LLC and Suntrust Robinson Humphrey, Inc. (incorporated herein by reference to Registrant's exhibit 10.1 Form 8-K filed on October 6, 2008).

10(g) Form of Executive Employment Agreement between Registrant and Timothy N. Curran dated October 23, 2008 (incorporated herein by reference to the Registrant's exhibit 10.1 Form 8-K filed on October 29, 2008).**

10(h) Form of Amended Executive Employment Agreement between Registrant and each of Timothy N. Curran, Douglas A. Milroy, Robert G. Wood and Jeffrey L. Wright, dated April 10, 2009 (incorporated herein by reference to the Registrant's exhibit 10 Form 8-K filed April 14, 2009).**

10(i) Form of Amended Executive Employment Agreement between Registrant and each of Douglas A. Milroy and Jeffrey L. Wright, dated May 7, 2009 (incorporated herein by reference to the Registrant's exhibit 10 Form 8-K filed May 13, 2009).**

10(j) Credit Agreement, dated July 1, 2009, by and among the Registrant, G&K Services Canada Inc., JPMorgan Chase Bank, N.A. and various lenders (incorporated herein by reference to the Registrant's exhibit 10.1 Form 8-K filed July 2, 2009).

10(k) First Amendment, dated September 30, 2009, to the Amended and Restated Loan Agreement dated as of October 1, 2008 among G&K Receivables Corp., G&K Services, Inc., Three Pillars Funding LLC and Suntrust Robinson Humphrey, Inc. (incorporated herein by reference to Registrant's exhibit 10.1 Form 8-K filed October 1, 2009).

10(l) Voluntary Facility Limit Reduction, dated June 21, 2010, in accordance with the terms of the Amended and Restated Loan Agreement dated as of October 1, 2008 among G&K Receivables Corp., G&K Services, Inc., Three Pillars Funding LLC and Suntrust Robinson Humphrey, Inc. (incorporated herein by reference to Registrant's exhibit 10.1 Form 8-K filed June 22, 2010).

10(m) Terms of Non-Qualified Employee Stock Option (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(n) Terms of Non-Qualified Employee Stock Option for Chairman and CEO (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(o) Terms of Non-Qualified Non-Employee Director Stock Option (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(p) Terms of Restricted Stock Grant (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(q) Terms of Restricted Stock Grant with Three Year Cliff Vesting (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(r) Supplemental Executive Retirement Plan, amended and restated generally as of January 1, 2008 (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(s) Executive Deferred Compensation Plan, amended and restated generally as of January 1, 2008 (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(t) Amended and Restated Director's Deferred Compensation Plan, dated August 25, 2005 (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

21 Subsidiaries of G&K Services, Inc.*

23 Consent of Independent Registered Public Accounting Firm.*

24 Power of Attorney dated as of August 19, 2010.*

31.1 Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

Footnotes:

* Filed herewith

** Compensatory plan or arrangement

(b) Exhibits

See exhibits listed under Item 15(a)(3).

(c) Financial Statement Schedules

See the financial statement schedules listed under Item 15(a)(2).

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 26, 2010

G&K SERVICES, INC.
(Registrant)

By: /s/ Douglas A. Milroy

Douglas A. Milroy
Chief Executive Officer and Director
(Principal Executive Officer)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below on the 26th day of August, 2010, by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Capacity
/s/ Douglas A. Milroy Douglas A. Milroy	Chief Executive Officer (Principal Executive Officer) and Director
* John S. Bronson	Director
* Lynn Crump-Caine	Director
* J. Patrick Doyle	Director
* Wayne M. Fortun	Director
* Ernest J. Mrozek	Director
* M. Lenny Pippin	Chairman of the Board and Director
* Alice M. Richter	Director
/s/ Jeffrey L. Wright Jeffrey L. Wright	Executive Vice President, Chief Financial Officer and Director
/s/ Thomas J. Dietz Thomas J. Dietz	Vice President and Controller

*By: /s/ Douglas A. Milroy
Douglas A. Milroy
Attorney-in-fact

G&K SERVICES, INC.
5995 Opus Parkway
Minnetonka, Minnesota 55343


G&K SERVICES

Notice of Annual Meeting of Shareholders, Thursday, November 4, 2010

To the Shareholders of G&K Services, Inc.:

The Annual Meeting of Shareholders of G&K Services, Inc. will be held, pursuant to due call by our Board of Directors, at our corporate headquarters, 5995 Opus Parkway, Minnetonka, Minnesota 55343, on Thursday, November 4, 2010 at 10:00 a.m. Central Daylight Time, or at any adjournment or postponement thereof, for the purpose of considering and taking appropriate action with respect to the following:

1. to elect the three "Class III" directors named in the attached proxy statement to serve for terms of three years;
2. to approve our Restated Equity Incentive Plan (2010);
3. to ratify the appointment of Ernst & Young LLP, independent registered public accounting firm, as our independent auditors for fiscal 2011; and
4. to transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

Pursuant to action of our Board of Directors, shareholders of record on September 7, 2010 will be entitled to vote at the meeting or any adjournment or postponement thereof.

A proxy for the meeting is enclosed. You are requested to complete and sign the proxy, which is solicited by our Board of Directors, and promptly return it in the enclosed envelope.

By Order of the Board of Directors
G&K Services, Inc.

Jeffrey L. Cotter
Vice President, General Counsel and Corporate Secretary

October 4, 2010

Proxy Statement of G&K Services, Inc.

Annual Meeting of Shareholders to be Held Thursday, November 4, 2010

Voting by Proxy and Revocation of Proxies

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of G&K Services, Inc. to be used at the annual meeting of our shareholders to be held on Thursday, November 4, 2010, at 10:00 a.m. Central Daylight Time, at our corporate headquarters, 5995 Opus Parkway, Minnetonka, Minnesota 55343, or at any adjournment or postponement thereof, for the purpose of considering and taking appropriate action with respect to the following:

1. to elect the three "Class III" directors named in this proxy statement to serve for terms of three years;
2. to approve our Restated Equity Incentive Plan (2010);
3. to ratify the appointment of Ernst & Young LLP, independent registered public accounting firm, as our independent auditors for fiscal 2011; and
4. to transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

The approximate date on which this proxy statement and the accompanying proxy were first sent or given to shareholders was October 4, 2010.

Each shareholder who signs and returns a proxy in the form enclosed with this proxy statement may revoke the same at any time prior to its use and prior to the annual meeting by giving notice of such revocation to the company in writing, at the meeting or by executing and delivering a new proxy to our Corporate Secretary. Unless so revoked, the shares represented by each proxy will be voted at the annual meeting and at any adjournment or postponement thereof. Mere presence at the annual meeting by a shareholder who has signed a proxy does not, alone, revoke that proxy; revocation must be announced by the shareholder at the time of the meeting. All shares which are entitled to vote and are represented at the annual meeting by properly executed proxies received prior to or at the annual meeting, and not revoked, will be voted at the annual meeting and any adjournment or postponement thereof.

Voting Procedures

The company has one class of voting securities outstanding: Class A Common Stock, $0.50 par value per share, of which 18,570,880 shares were outstanding as of the close of business on September 7, 2010, the record date for the annual meeting. Each share of Class A Common Stock is entitled to one vote on each matter put to a vote of shareholders. Our Class A Common Stock is referred to in this proxy statement as common stock. Only shareholders of record at the close of business on the record date for the annual meeting will be entitled to vote at the annual meeting or any adjournment or postponement thereof. A quorum, consisting of the holders of a majority of the stock issued and outstanding and entitled to vote at the annual meeting, is required for the transaction of business at the annual meeting. Such quorum must be present, either in person or represented by proxy, for the transaction of business at the annual meeting, except as otherwise required by law, our Amended and Restated Articles of Incorporation or our Amended and Restated Bylaws.

All shares entitled to vote and represented by properly executed proxies received prior to the annual meeting, and not revoked, will be voted as instructed on those proxies. If no instructions are indicated, the shares will be voted as recommended by our Board of Directors. If any director nominee should withdraw or otherwise become unavailable for reasons not presently known, the proxies which would have otherwise been voted for that director nominee may be voted for a substitute director nominee selected by our Board of Directors.

A plurality of votes cast is required for the election of each director in Proposal No. 1. Each other proposal requires the affirmative vote of the holders of the greater of (i) a majority of the voting power of shares present and entitled to vote on that item of business, or (ii) a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the annual meeting.

A shareholder who abstains with respect to any proposal is considered to be present and entitled to vote on that proposal, and is effectively casting a negative vote. A shareholder, including a broker, who does not give authority to a proxy to vote, or withholds authority to vote, on any proposal shall not be considered present and entitled to vote on that proposal.

The Board of Directors unanimously recommends that you vote "FOR" the election of each director nominee named in this proxy statement, "FOR" the approval of our Restated Equity Incentive Plan (2010) and "FOR" the ratification of Ernst & Young LLP's appointment as our independent accountant for fiscal 2011.

PROPOSAL NUMBER 1:

Election of Class III Directors

Pursuant to our Amended and Restated Articles of Incorporation, our Board of Directors is comprised of not less than three and not more than 12 directors, and our Amended and Restated Bylaws state that the number of directors is established by resolution of our Board of Directors. Presently, our Board of Directors consists of nine directors. Pursuant to our Amended and Restated Articles of Incorporation, our directors are divided into three classes, designated as Class I, Class II and Class III, and are elected to serve for staggered three-year terms of office that expire in successive years. The current terms of office for the directors in Class I, Class II and Class III expire, respectively, at the 2011, 2012 and 2010 annual shareholders' meetings.

Messrs. Bronson, Fortun and Mrozek, each of whom currently serves as a Class III director, have been nominated by our Board of Directors to serve as our Class III directors for a three-year term commencing immediately following the annual meeting and expiring at our 2013 annual shareholders' meeting, or until his successor is elected and qualified. If elected, each nominee has consented to serve as a Class III director.

Set forth below is information regarding the three individuals nominated for election to our Board of Directors as Class III directors, which includes information furnished by them as to their principal occupations for the last five years, certain other directorships held by them, and their ages as of the date of this proxy statement.

Name (and age) of Director/Nominee	Principal Occupation, Past Five Years Business Experience and Directorships in Public Companies	Director Since
Class III Nominees:		
John S. Bronson (62)	Mr. Bronson is a director of the company and serves as a member of the Compensation and Corporate Governance Committees of our Board of Directors. Mr. Bronson was Senior Vice President, Human Resources for Williams-Sonoma, Inc., a specialty retailer of home furnishings, from 1999 to 2003. Prior to his employment with Williams-Sonoma, Inc., Mr. Bronson held several senior human resource-related management positions with PEPSICO, from 1979 to 1999, most recently as its Executive Vice President, Human Resources Worldwide for Pepsi-Cola Worldwide.	2004
	Mr. Bronson's 24 years in human resource-related positions with Williams Sonoma and PEPSICO and its related entities provides him with substantial experience and knowledge with respect to the many complex issues surrounding human resources, benefits and compensation. Mr. Bronson offers us a unique perspective on leadership development, employee relations and compensation issues. Mr. Bronson also has extensive international business experience, and he understands the complexities of managing a route distribution system. Mr. Bronson has a deep understanding of the diverse and complex issues that must be addressed by a large public company.	
Wayne M. Fortun (61)	Mr. Fortun is a director and serves as Chair of the Compensation Committee of our Board of Directors. In 1983, Mr. Fortun was elected director, President and Chief Operating Officer of Hutchinson Technology, Inc. (NASDAQ: HTCH), a world leader in precision manufacturing of suspension assemblies for disk drives, and was appointed its Chief Executive Officer in May 1996, a position he continues to hold today. Mr. Fortun also serves as a director of C.H. Robinson Worldwide, Inc. (NASDAQ: CHRW), a global provider of multimodal transportation services and logistics solutions, where he serves as the chair of the Compensation Committee and serves on the Governance Committee.	1994
	As the longest-serving member of our board, Mr. Fortun has abundant knowledge of our company and its business. Mr. Fortun's significant experience with Hutchinson Technology provides him with critical knowledge of the management, financial and operational requirements of a large company. Mr. Fortun also provides our board with insight into international business issues. In addition, as a result of his long tenure as a director of another large public company, Mr. Fortun is well possessed with a deep understanding of the roles and responsibilities of public company board members.	
Ernest J. Mrozek (57)	Mr. Mrozek is a director and serves as a member of the Audit Committee of our Board of Directors. Mr. Mrozek is also one of our Audit Committee Financial Experts. Mr. Mrozek served as Vice Chairman and Chief Financial Officer of The ServiceMaster Company, a residential and commercial service company, from November 2006 until his retirement in March 2008. Mr. Mrozek also served as President and Chief Financial Officer of The ServiceMaster Company from January 2004 to November 2006 and as its President and Chief Operating Officer from 2002 to January 2004. He served as President and Chief Operating Officer of ServiceMaster Consumer Services, ServiceMaster's largest segment, from January 1997 until 2002. Mr. Mrozek joined ServiceMaster in 1987 and has held various senior positions in general management, operations and finance, in addition to those specifically noted above. Prior to joining ServiceMaster, Mr. Mrozek spent 12 years with Arthur Andersen & Co. Mr. Mrozek previously served on the board of Chemed Corporation (NYSE: CHE) until May 2010 and currently serves on the board of IDEX Corporation (NYSE: IEX), where he is a member of the Audit Committee.	2005
	Mr. Mrozek's executive positions with The ServiceMaster Company and his other board service provide him with a keen understanding of the management, financial and operational requirements of a large public company, as well as an understanding of the roles and responsibilities of board members of such companies. Additionally, Mr. Mrozek is able to draw upon his public accounting experience and financial oversight positions as he evaluates our financial results and our financial reporting process in general. Mr. Mrozek also assists our board in its understanding of risk management and internal control over financial reporting.	

Directors and Executive Officers of the Company

Set forth below is information regarding our executive officers and our directors, which includes information furnished by them as to their principal occupations for the last five years, certain other directorships held by them, and their ages as of the date of this proxy statement.

Name	Age	Title	Director Term Expires
Douglas A. Milroy	51	Chief Executive Officer and Director (Class II)	2012
Jeffrey L. Wright	48	Executive Vice President, Chief Financial Officer and Director (Class II)	2012
Robert G. Wood	62	President, G&K Services Canada Inc.	—
Jeffrey L. Cotter	43	Vice President, General Counsel and Corporate Secretary	—
Timothy N. Curran	49	Senior Vice President, U.S. Field	—
John S. Bronson	62	Director (Class III)	2010
Lynn Crump-Caine	54	Director (Class I)	2011
J. Patrick Doyle	47	Director (Class I)	2011
Wayne M. Fortun	61	Director (Class III)	2010
Ernest J. Mrozek	57	Director (Class III)	2010
M. Lenny Pippin	63	Director, Chairman of the Board and Presiding Director (Class I)	2011
Alice M. Richter	57	Director (Class II)	2012

Douglas A. Milroy – Mr. Milroy has served as our Chief Executive Officer and a director since May 2009. Mr. Milroy served as our President, Direct Purchase and Business Development from November 2006 to May 2009. Mr. Milroy joined us with more than 20 years of global leadership experience in business-to-business organizations. Most recently, since 2004, Mr. Milroy was managing director of The Milroy Group LLC, a firm focused on the acquisition and management of industrial companies in partnership with other investors. Prior to that, between 2000 and 2004, Mr. Milroy was the Vice President and General Manager – Food and Beverage North America and Water Care for Ecolab, Inc. Mr. Milroy has also held senior positions with FMC Corporation and McKinsey & Company. Mr. Milroy serves on the board of JSJ Corporation, where he chairs the Compensation Committee and serves on the Audit Committee.

Mr. Milroy brings to our board his broad strategic vision for our company, and he is a trusted advisor. Mr. Milroy has in-depth knowledge of all aspects of our company and its business, together with a deep understanding and appreciation of our customers and their business operations. Mr. Milroy creates a critical link between management and the board, enabling the board to perform its oversight function with the benefit of management's perspective on the business. As Chief Executive Officer, Mr. Milroy is responsible for determining the company's strategy and for communicating that strategy throughout the organization. Mr. Milroy's prior business experience, including his international business experience, provides him with a valuable perspective on operational, strategic and management matters facing large companies and an intimate understanding of motivating employees to ensure effective execution of initiatives. Mr. Milroy also has extensive experience with merger and acquisition transactions, including integrating companies to realize synergies and create efficiencies.

Jeffrey L. Wright – Mr. Wright has served as our Executive Vice President and a director since May 2009 and as our Chief Financial Officer since 1999. Previously, Mr. Wright served as our Senior Vice President from January 2004 until May 2009, our Secretary from February 1999 until May 2004, and our Treasurer from February 1999 until November 2001. Mr. Wright was employed with BMC Industries, Inc. from 1996 until the time he joined the company, serving as its Controller from 1996 to 1998 and its Treasurer from 1998 to 1999. From 1993 to 1996, Mr. Wright was Treasurer for Employee Benefit Plans, Inc. From 1984 to 1993, Mr. Wright was employed with Arthur Andersen & Co. Mr. Wright serves as Chairman of the Textile Rental Services Association and is a director of Hawkins, Inc. (NASDAQ: HWKN), where he serves on the Compensation and Governance and Nominating Committees and chairs the Audit Committee.

Mr. Wright's experience provides him with deep institutional knowledge. Mr. Wright also has a comprehensive knowledge of the industrial laundry business, including as a result of his service as Chairman of our industry trade association. Mr. Wright is also able to provide our board with valuable insight with respect to the negotiation and implementation of mergers and acquisitions. Mr. Wright's financial and public accounting experience provide him with a breadth of knowledge related to financial oversight, internal control over financial reporting and the alignment of financial and strategic initiatives.

Robert G. Wood – Mr. Wood has served as President of G&K Services Canada Inc. and affiliated entities since 1998, and as one of our Regional Vice Presidents between 1997 and 1998. Mr. Wood joined the company in 1995 as a General Manager and served as an Executive Vice President of the company from May 2000 until July 2002. Prior to joining the company, Mr. Wood was Vice President of Marketing and Director of Sales with Livingston International, Inc., where he spent 23 years in a variety of operating, sales, service and marketing positions.

Jeffrey L. Cotter – Mr. Cotter has served as our Vice President and General Counsel since June 2008. Mr. Cotter joined the company as Senior Corporate Counsel in January 2006, and was named Director of Legal Services and Corporate Secretary in September 2007. Prior to joining the company, since 2003, Mr. Cotter was a shareholder in the law firm of Leonard, Street and Deinard Professional Association, where he specialized in securities law, as well as in mergers, acquisitions and related transactions. Prior to being a shareholder in Leonard, Street and Deinard,

Mr. Cotter was an associate at the firm (1997-1999; 2001-2003), as well as Assistant General Counsel of Stockwalk.com, Inc. (1999-2001) and an associate in the law firm of Briggs & Morgan, P.A. Mr. Cotter also serves on the Textile Rental Services Association's Government Affairs Committee.

Timothy N. Curran. Mr. Curran has served as our Senior Vice President, U.S. Field since October 2008. Mr. Curran joined the company as Regional Vice President of the Southeast Region in 2004. Prior to joining the company, Mr. Curran served as Vice President, Operations for a distribution division of WebMD from 2002 to 2004, and served as Division General Manager and Director of Business Development for OMNOVA Solutions, a performance chemical and decorative products company, from 2000 to 2002. Mr. Curran also held various operating and leadership positions with Honeywell International Inc. from 1993 to 2000.

John S. Bronson – *see* information under "Election of Class III Directors" above.

Lynn Crump-Caine – Ms. Crump-Caine is a director of the company and serves as a member of the Audit Committee of our Board of Directors. Ms. Crump-Caine founded Outsidein Consulting and she currently serves as its Chief Executive Officer. Between 1974 and her retirement in 2004, Ms. Crump-Caine served in various senior capacities with McDonald's Corporation, including as its Executive Vice President, Worldwide Operations and Restaurant Systems, from 2002 to 2004, its Executive Vice President, U.S. Restaurant Systems, from 2000 to 2002, and its Senior Vice President, U.S. Operations, from 1998 to 2000. Ms. Crump-Caine serves on the board of Krispy Kreme Doughnuts, Inc. (NYSE: KKD), where she chairs the Compensation Committee and serves on the Nominating and Corporate Governance Committees. She also chairs the board of Advocate Health Care and is a member of that board's Executive, Audit and Compensation Committees.

Ms. Crump-Caine's far-reaching operational experience, including in various senior positions with McDonald's Corporation, gives her a unique understanding of complex operating systems. Ms. Crump-Caine provides a valuable perspective to our board in a multitude of areas, including training, brand development and operations. Ms. Crump-Caine is likewise well positioned to understand the multifaceted governance matters facing large public companies today.

J. Patrick Doyle – Mr. Doyle is a director and serves as a member of the Compensation Committee of our Board of Directors. Mr. Doyle currently serves as a director and as President and Chief Executive Officer of Domino's Pizza, Inc. (NYSE: DPZ), a position he has held since March 2010. Prior to being named Domino's President and Chief Executive Officer, Mr. Doyle served as President of Domino's U.S.A. from September 2007 to March 2010, as Domino's Executive Vice President of U.S. Corporate Stores from October 2004 to September 2007, as Domino's Executive Vice President of International from May 1999 to October 2004, as Domino's interim Executive Vice President, Build the Brand, from December 2000 to July 2001 and as Domino's Senior Vice President of Marketing from the time he joined Domino's in 1997 until May 1999. Prior to joining Domino's, Mr. Doyle served as Vice President and General Manager for the U.S. baby food business of Gerber Products Company.

Mr. Doyle's experience with Domino's Pizza, including, most recently, as its President and Chief Executive Officer and a director, enable him to understand the importance of achieving sales growth, building shareholder value and cultivating a business environment committed to quality, productivity and continuous improvement. Mr. Doyle also has experience managing complex route delivery systems. Our board has benefited from Mr. Doyle's extensive merger and acquisition experience, as well as his familiarity with international business issues. Finally, Mr. Doyle's wide-ranging experience in the food service industry provides our board with valuable insight into creating relevant marketing and growth strategies and building brand awareness.

Wayne M. Fortun – *see* information under "Election of Class III Directors" above.

Ernest J. Mrozek – *see* information under "Election of Class III Directors" above.

M. Lenny Pippin – Mr. Pippin is a director, serves as the Chairman and Presiding Director of our Board of Directors and serves as Chair of the Corporate Governance Committee. Mr. Pippin served as Vice Chairman, President and Chief Executive Officer of The Schwan Food Company, a branded frozen-food company, from November 1999 until February 2008. Mr. Pippin is currently a business consultant. Prior to joining Schwan's, Mr. Pippin served as President and Chief Executive Officer of Lykes Brothers, Inc., a privately held corporation with operating divisions in the food, agriculture, transportation, energy and insurance industries.

Mr. Pippin's prior business experience with the The Schwan Food Company and Lykes Brothers provides him with a keen understanding of the many strategic and operational challenges facing companies such as ours, including the importance of managing a complex route delivery system. Mr. Pippin also has experience with building sales, improving brand awareness, ensuring leadership development and understanding issues facing international businesses. As Chairman of our board, Mr. Pippin possesses valuable leadership, analytical, strategic and risk assessment skills. Mr. Pippin is also well versed with corporate governance requirements facing boards of large public companies.

Alice M. Richter – Ms. Richter is a director and serves as Chair of the Audit Committee of our Board of Directors. Ms. Richter is also one of our Audit Committee Financial Experts. Ms Richter has been retired since June 2001. Prior to her retirement, Ms. Richter was a certified public accountant with KPMG LLP for 26 years. Ms. Richter joined KPMG's Minneapolis office in 1975 and was admitted to the KPMG partnership in 1987. During her tenure at KPMG, Ms. Richter served as the National Industry Director of KPMG's U.S. Food and Beverage practice and also served as a member of the Board of Trustees of the KPMG Foundation from 1991 to 2001. Ms. Richter is a member of the Boards of Directors of West Marine, Inc. (NASDAQ: WMAR), where she serves as Chair of the Audit Committee, Bluestem Brands, Inc., where she serves as the Chair of the Audit Committee, and Thrivent Financial for Lutherans, where she serves on the Human Resources and Executive Compensation Committee and is Chair of the Technology Committee.

With more than 25 years of experience with an international "Big 4" public accounting firm, Ms. Richter possesses vast understanding of accounting principles and financial reporting, evaluating financial results and the processes of financial reporting, risk management and internal control over financial reporting of both publicly and privately held companies. Ms. Richter also brings useful corporate governance and compliance insights from, among other things, her service on boards and other audit committees and her commitment to continuing education as it pertains to board service and Sarbanes-Oxley compliance issues.

Executive Compensation

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of our total compensation program for our Named Executive Officers (NEOs). Our NEOs include our Chief Executive Officer, our Executive Vice President and Chief Financial Officer, and the three most highly compensated executive officers, other than our Chief Executive Officer and our Executive Vice President and Chief Financial Officer, who were serving as our executive officers at the end of fiscal 2010. The discussion focuses on our compensation program and decisions, each as they relate to these individuals, for fiscal 2010. We address why we believe the program is right for our company and our shareholders, and we explain how compensation is determined.

Overview

What person or group is responsible for determining the compensation levels of executive officers?

The Compensation Committee of our Board of Directors, which consists entirely of independent directors and whose membership is determined by our board, is responsible for:

- approving the design and implementation of our executive compensation program;
- regularly reporting on committee actions and recommendations at board meetings;
- working with the Audit and Corporate Governance Committees of our Board of Directors, as appropriate; and
- reviewing NEO compensation and making recommendations to our board, which is responsible for approving all NEO compensation.

Hay Group serves as an independent compensation consultant to our Compensation Committee. The Compensation Committee also works with our human resources and compensation and benefits professionals on the design and implementation of executive compensation programs and certain retirement plans that are of material significance.

The Compensation Committee annually reviews NEO compensation. The Compensation Committee considers information provided by its internal compensation team and independent compensation consultant, and reviews and recommends compensation actions for NEOs for approval by our board.

Role of Compensation Consultant

Hay Group provides independent compensation consultation and advice to the Compensation Committee to help ensure that executive compensation decisions are aligned with the long-term interests of shareholders and with corporate goals and strategies. Although Hay Group primarily supports the Compensation Committee, on occasion, Hay Group provides market data and general compensation consultation to management. As requested by the Compensation Committee, Hay Group provides guidance as it relates to the following committee responsibilities:

- reviews Compensation Committee agendas and supporting materials in advance of each meeting;
- as requested, attends Compensation Committee meetings;
- makes recommendations on companies to include in our peer group, analyzes the selected peer group information and reviews other survey data for competitive comparisons;
- reviews our executive compensation programs and competitive positioning for reasonableness and appropriateness;
- reviews our total executive compensation program and advises the Compensation Committee of plans or practices that might be changed to improve effectiveness;
- oversees survey data on executive pay practices and amounts that come before the Compensation Committee;
- provides market data and recommendations on Chief Executive Officer compensation without prior review by management, except for necessary fact checking;
- provides market data and recommendations on director compensation;
- reviews any significant executive employment or change-in-control provisions in advance of being presented to the Compensation Committee and/or the board for approval;
- periodically reviews the Compensation Committee's charter and recommends changes;
- advises the Compensation Committee on best-practice ideas for board governance as it pertains to executive compensation as well as areas of risk in our compensation program;
- as requested, advises the Compensation Committee on management proposals; and
- undertakes other projects at the request of the Compensation Committee.

In fiscal 2010, as part of its ongoing services to the Compensation Committee as described above, a Hay Group representative attended all regularly scheduled meetings of the Compensation Committee (either in person or telephonically) and worked on the following projects:

- reviewed our peer group and made recommendations on changes thereto;
- participated in review and design of our long-term incentive and equity programs;

- reviewed Board of Director compensation (in fiscal 2010, no changes were made to our board's compensation package); and
- conducted market analysis of Chief Executive Officer compensation and made recommendations on changes to Mr. Milroy's total compensation package.

Certain of our senior officers also have roles in the compensation process, as follows:

- Mr. Milroy recommends compensation actions with respect to our NEOs, other than for himself, and submits those recommendations to the Compensation Committee for review;
- Mr. Milroy provides his perspective on recommendations provided by the compensation consultant regarding compensation program design issues;
- our Senior Vice President, Human Resources plays an active role by providing input on plan design, structure and cost, and assessing the implications of all recommendations on recruitment, retention and motivation of company employees, as well as company financial results; and
- when requested by the Compensation Committee, other executive officers, such as the Executive Vice President and Chief Financial Officer, Vice President and Controller, and our Vice President, General Counsel and Corporate Secretary, may also review recommendations on plan design, structure and cost, and provide a perspective to the Compensation Committee on how these recommendations may affect recruitment, retention and motivation of our employees, as well as our financial results.

Discussion and Analysis
The following discussion and analysis is limited to our NEO compensation program, focuses on the program and decisions for fiscal 2010 and specifically answers the following questions:

1. What are the objectives of our compensation program?
2. What is our compensation program designed to reward?
3. What is each element of compensation?
4. Why do we choose to pay each element?
5. How do we determine the amount/formula for each element?
6. How does each element and our decision regarding that element fit into our overall compensation objectives and affect decisions regarding other elements?

What are the objectives of our compensation program?
Our compensation program's objectives are to provide compensation and benefits plans that enable us to attract, motivate and retain highly qualified, experienced executives and reward them for performance that creates long-term shareholder value. We seek to increase shareholder value by rewarding performance with cost-effective compensation that ensures appropriate linkage between pay, company performance and results for our shareholders. We strive to reward employees fairly and competitively through a mix of base salary, short- and long-term incentives, benefits, career growth and development opportunities. We believe the mix of base pay, short-term incentives, long-term incentives and other benefits drives performance.

What is our compensation program designed to reward?
Our compensation program strives to effectively utilize elements of compensation under a total reward philosophy that combines annual and multi-year reward opportunities, which are designed to:

- provide competitive levels of compensation that link compensation to the achievement of our annual objectives and long-term goals;
- reward the achievement of company performance objectives; and
- recognize and reward strong individual initiative and team performance.

Shareholder value and corporate performance are realized through our ongoing business strategy to:

- achieve year-over-year growth in revenue and earnings;
- drive strong cash flow;
- maintain financial strength and flexibility; and
- reward strong individual performance that is aligned with company goals and objectives.

What is each element of compensation?
There are five components of our executive compensation program:

- base salary;
- annual management incentive compensation (referred to as our MIP);
- long-term equity-based compensation;
- benefits and perquisites; and
- severance and change-in-control benefits.

Base Salary
Base salary is fixed compensation designed to compensate NEOs for their level of experience and continued performance excellence in their individual roles. Providing executives with competitive base salaries allows us to attract high-caliber talent and retain executives' on-going services by providing them with a level of financial certainty. Base salary is set in relation to the competitive market for the position and individual performance. We review executive base salary on an annual basis (generally comparing to the median of the competitive market for each position), and any increases are based on individual performance and prevailing market conditions.

For fiscal 2011, at Mr. Milroy's request, our Compensation Committee did not increase his base salary. In his request, Mr. Milroy noted continued sluggish economic conditions, and he highlighted that although most of our management employees did not receive a base salary increase following fiscal 2009, he did receive a salary adjustment by virtue of his promotion to Chief Executive Officer. Our board is pleased with Mr. Milroy's performance and is confident that his strategic vision with respect to both short- and long-term goals will benefit the company as a whole. That being said, the Compensation Committee honored Mr. Milroy's request; thus, on an annualized basis, Mr. Milroy's base salary reported for our next fiscal year will be identical to his base salary reported in this proxy statement for fiscal 2010.

For NEOs (excluding Mr. Milroy), individual performance is assessed against business performance objectives and individual performance at mid-year and at fiscal year-end. Each NEO provides a self-evaluation during his performance review with Mr. Milroy. Twice annually, Mr. Milroy provides a performance review of the NEOs assessing each NEO's performance, strengths and accomplishments, along with challenges and areas for improvement. Mr. Milroy makes compensation recommendations (base, assessment of individual performance on the MIP calculation and equity grant), which are reviewed by the Compensation Committee and then submitted to our board for final review and approval.

Mr. Milroy must also conduct a self-assessment of his performance during the fiscal year, which he reviews with the Chairs of the Compensation and Corporate Governance Committees. Each of our directors and the members of our executive management team also complete separate evaluations of Mr. Milroy's performance. The Chairs of the Compensation and Corporate Governance Committee review the assessments with the Corporate Governance Committee. Hay Group then works with the Chair of the Compensation Committee to make compensation recommendations for review by the Compensation Committee and final review and approval by the board. In fiscal 2010, no merit increases were granted for the NEOs, consistent with other company-wide actions, provided that Mr. Milroy received a salary adjustment when he was elevated to Chief Executive Officer in May 2009, and our board also approved a base adjustment in fiscal 2010 for the Vice President, General Counsel and Corporate Secretary based on market data.

Annual Management Incentive Plan

Our MIP is a variable pay program tied to achievement of annual business and individual performance goals. The MIP is designed to compensate NEOs for meeting specific company financial goals and for individual performance. MIP target incentive levels are based on competitive market data, job content and responsibilities, and internal equity. Cash incentive awards to our Chief Executive Officer that are based on quantitative measures are settled in cash as performance awards pursuant to our 2006 Equity Incentive Plan, under terms similar to our MIP awards, so that the payments will be deductible pursuant to Section 162(m) of the Internal Revenue Code. Target incentive levels are expressed as a percentage of base salary, as follows:

Position	Target Incentive (as a % of Base Salary)
Chief Executive Officer	75%
Executive Vice President and Chief Financial Officer	60%
President, G&K Services Canada	50%
Senior Vice President, US Rental Operations	50%
Vice President, General Counsel and Corporate Secretary	40%

Management Incentive Plan Payouts

In fiscal 2010, our MIP design was divided into two measurement periods for financial goals. The first period was comprised of the first two fiscal quarters of the year, and the second period was comprised of the last two quarters of the fiscal year. MIP payouts were calculated based on actual performance against measures set at the beginning of each period. These measures were reviewed and approved by the Compensation Committee. The measures aligned NEOs with clear line-of-sight responsibility to:

- *Quantitative Financial Measures:* revenue and earnings benchmarks were chosen as the key financial measures for the MIP because they best represent our primary short-term growth goals and align with and support the attainment of our long-term strategy.
- *Individual Discretionary:* discretionary assessment of performance, which considers all dimensions of performance over the year, including individual performance, functional leadership, teamwork and collaboration and results achieved on assigned tasks or projects.

Plan Measures and Weights and Performance Targets

The plan measures and weights, as well as the performance targets and results, are as follows:

Plan Measures	Weights		Performance Targets for Financial Measures				Results[5]	
	CEO	EVP, President G&K Canada, SVP and VP		Threshold-	Target-	Maximum-	Achievement	Payout Factor
Company Financial Measures:			[4]	30% Payout	100% Payout	200% Payout		
Revenue Achievement[1]	32%	28%	Period 1	400.7	417.4	434.1	98.65%	76.44%
			Period 2	405.6	422.5	439.4	97.33%	53.28%
EPS Achievement[2]	48%	42%	Period 1	0.34	0.41	0.55	114.63%	142.86%
			Period 2	0.71	0.82	1.04	91.46%	55.45%
Individual Discretionary	20%	30%		0% Payout	100% Payout	200% Payout		
					[3]		[3]	
Total	100%	100%						

[1] In order to earn a payout for the company revenue growth objective, performance must be achieved at or above the threshold level.

[2] In order to earn a payout for the company earnings per share growth objective, performance must be achieved at or above the threshold level.

[3] The actual payouts for the discretionary component of the MIP achieved for each NEO for fiscal 2010, expressed as a percentage of the applicable target incentive referenced in the preceding table, were as follows: Mr. Milroy – 25%, Mr. Wright – 30%, Mr. Curran – 36%, Mr. Wood – 33% and Mr. Cotter – 33%.

[4] Due to the dynamic nature of the fiscal year 2010 economic environment, our MIP design was divided into two measurement periods for financial goals. Achievement was calculated at the end of both periods and combined to determine overall performance.

[5] Certain adjustments, including gains on asset sales and divestitures and income from the accounting change were excluded for purposes of calculating incentive compensation.

Plan measures and weights were carefully reviewed by the Compensation Committee and approved by our board. Performance targets are recommended prior to each fiscal year based on business unit plans, expected progress toward long-term goals, and anticipated market conditions. The annual performance targets for company revenue growth and earnings per share are then presented to and approved by the Compensation Committee. MIP payouts for company financial measures are based on actual business results compared to the performance targets, which were approved at the beginning of the fiscal year.

At the end of the fiscal year, a rating of the results is recommended by Mr. Milroy for his direct reports, and presented to the Compensation Committee for review and to the board for final review and approval. Mr. Milroy's results are evaluated by the Compensation and Corporate Governance Committees, with their recommended rating on individual performance submitted to the board for final review and approval.

MIP Calculation

The payout for each quantitative measure of an NEO's MIP calculation is determined by multiplying the following factors: the NEO's base salary, his target incentive, the applicable measure weight and the payout factor. The total payout is equal to the sum of the payouts for each measure. Our Compensation Committee determines incentive compensation plan design for financial measures based generally on achievement of certain targets against an internal business plan approved annually by our board. Over the past three years, the payout percentage has ranged from 0% to 146% of each executive participant's target award opportunity for these measures, with an average payout percentage equal to approximately 77% of the target award opportunity. MIP payouts are currently capped at 200% of target.

Our Compensation Committee determines the discretionary portion of each NEO's MIP award following recommendations from Mr. Milroy, other than with respect to himself. With respect to all NEOs, including Mr. Milroy, the Compensation Committee recommends the discretionary bonus amounts to our board based on performance, company results, market data provided by the compensation consultant and previous awards. Our board approves the discretionary recommendation for all NEOs.

In making specific grants relative to the discretionary component of each NEO's award, our board, the Compensation Committee and Mr. Milroy, other than with respect to himself, considered the following individual accomplishments:

Douglas A. Milroy	• leadership of development and implementation of our new strategic game plan; • fostering the development of organizational skills and capabilities; • responsibility for ongoing day-to-day execution of key business initiatives; and • effective management of our leadership transition.
Jeffrey L. Wright	• active role in development and implementation of our new strategic game plan; • active responsibility for all financial, accounting and financial reporting obligations; • management of the company's overall corporate finance and capital structure needs; • careful cost management; and • in-depth financial analysis of our business.
Robert G. Wood	• active role in development and implementation of our new strategic game plan; • leadership and strategic direction of our Canadian corporate and field operations; • leadership of process improvement initiatives throughout our Canadian field operations; and • careful cost management and significant improvements in underperforming locations.
Timothy N. Curran	• active role in development and implementation of our new strategic game plan; • leadership and strategic direction of our U.S. field operations; • leadership of process improvement initiatives throughout our U.S. field operations; and • careful cost management and significant improvements in underperforming locations.
Jeffrey L. Cotter	• active role in development and implementation of our new strategic game plan; • effective legal support for company-wide business initiatives; • leadership of our enterprise risk management process; and • attendance to our ongoing legal and compliance needs.

Long-Term Equity Compensation

Long-term equity compensation supports strong organization performance over a period of time (typically at least three years). Long-term equity compensation aligns NEOs' compensation with shareholders' interests, rewards NEOs for increasing long-term shareholder value, and promotes executive retention. Long-term equity award targets for each position are established each year based on competitive market data, also taking into account the rate at which equity grants deplete the number of shares available for grant (run rate) and shareholder dilution. Individual equity awards are based on individual performance.

In fiscal 2010, we granted two types of equity awards:

- *Non-Qualified Stock Options* – each stock option represents the right to purchase a specified number of shares of our common stock at a price equal to the fair market value of the common stock on the date of grant. Options vest and become exercisable in equal installments over three years and have a term of ten years.
- *Restricted Stock* – restricted stock represents the right to own common stock after the time restrictions lapse. Restrictions on restricted stock generally lapse in equal installments over five years

Vesting schedules and term lengths

Vesting schedules and term lengths for new grants are periodically reviewed by the Compensation Committee. The Compensation Committee has determined that the existing vesting schedule and term lengths provide the appropriate balance between employee retention and reward for performance.

Grant Targets and Mix

Our equity grant practice is to use a combination of stock options (to reward growth) and restricted stock (to support retention). Each year, we establish target grant values taking into consideration market median grant levels while still managing annual run rate and shareholder dilution within appropriate levels. We then evaluate the mix with the objective of delivering as much of the equity grant in stock options as possible to drive growth. For fiscal 2010, for each of our NEOs with respect to the target expected value of equity compensation grants, the Compensation Committee approved an allocation of 25% stock options and 75% restricted stock. After establishing the mix, the target grant levels are converted into shares using the following formulas:

- *Stock Options:* (percentage allocated to stock options x target grant level)/Black Scholes value
- *Restricted Stock:* (percentage allocated to restricted stock x target grant

level)/per share value of our common stock as of the date of the calculation.

Grant Practice
We make our equity grants effective as of the date of the August Board of Directors' meeting, which occurs after the year-end earnings announcement. On occasion, the Compensation Committee may grant stock options or restricted stock to NEOs at times other than the annual grant date, e.g., upon hire or promotion, with the grant price set equal to the closing market price on the day of grant.

Equity Holding Guidelines
We believe that requiring executive officers to hold significant amounts of our common stock strengthens the alignment of the executive officers' interests with those of our shareholders and promotes achievement of long-term business objectives. Currently, our equity holding guidelines require NEOs to hold one-half of all shares granted for three years, net of the number of shares required to cover estimated taxes and exercise costs. The holding requirements apply to restricted stock at the time of vesting and stock options at the time of exercise. Our NEOs are allowed five years to achieve ownership targets, which are five times base salary for Mr. Milroy and three times base salary for the remaining NEOs. The Compensation Committee annually reviews the progress against the ownership guidelines.

Benefits
Benefits include health and welfare, retirement, and perquisite programs that are intended to provide financial protection and security to NEOs and their families and to reward their dedication and long-term commitment to the company. Our sponsorship (coupled with competitive employee cost-sharing arrangements) of these plans is critical to our ability to attract and retain the talent we need to support our overall business objectives. NEOs have the opportunity to participate in the same retirement, health and welfare plans as our other salaried employees, as well as the following supplemental benefits:

- Supplemental Executive Retirement Plan (SERP) (this plan was frozen as of January 1, 2007; therefore Messrs. Milroy and Cotter do not participate, nor does Mr. Wood, as he is not covered by the plan)
- Executive Deferred Compensation Plan (DEFCO)
- Executive long-term disability insurance
- Financial planning services
  - Chief Executive Officer — $7,500 each year
  - All other NEOs — $5,000 each year
- Executive physical
- Leased automobiles for certain NEOs, which are in the process of being phased out and replaced with a weekly taxable car allowance. During fiscal 2010, the company provided Mr. Milroy with a leased vehicle through December 2009. No other NEO had a leased vehicle.

Additionally, Mr. Cotter does not receive a car allowance. The following NEOs currently receive the following weekly car allowance: Mr. Milroy – $375, Mr. Wood – $413 CAD, Mr. Wright – $375 and Mr. Curran – $231.

Severance and Change-in-Control Benefits: Employment Agreements
Severance and change-in-control benefits include salary and certain benefits that are paid in the event of termination of employment under certain circumstances, including following a change in control. Severance and change-in-control benefits help attract executive talent and create an environment that provides for adequate business transition and knowledge transfer during times of change. The level of this severance protection is established to be competitive with market best practices. We utilize employment agreements for the following levels in our organization: Chief Executive Officer, Executive Vice President and Chief Financial Officer, President and Senior Vice President. Specifically, we have entered into employment agreements with Messrs. Milroy, Wright, Wood and Curran that provide benefits to the executive if the individual is terminated after a change in control of the company. Specifically, benefits are provided if the executive is terminated within one year following a change in control if the termination is by the employer without cause, or by the executive for good reason. The various key terms are defined specifically in each agreement. Severance benefits are also payable in such circumstances. In the event of a change in control, and regardless of whether the executive is terminated, unvested equity awards will vest immediately upon the change in control, consistent with the provisions of our equity compensation plan. We also have in place an Executive Severance and Change in Control policy under which Mr. Cotter is entitled to certain benefits following certain termination and change in control events. Finally, our employment agreements with Messrs. Milroy and Wright contain additional provisions requiring each of them to resign from all positions held with us in the event their employment with us is terminated, including any of our company boards on which they serve as a director.

These agreements were put in place and the related triggers were selected to assure that we will have the continued dedication, undivided loyalty and objective advice and counsel from these key executives in the event of a proposed transaction, or the threat of a transaction, which could result in a change in control of the company. We also believe that these agreements are beneficial to us because, in consideration for these severance arrangements, the executives agree to noncompetition and non-solicitation covenants for a period of time following termination of employment.

Why do we choose to pay each element?
We strive to effectively utilize elements of compensation under a total reward philosophy that combines annual and multi-year reward opportunities. Our intent is to develop a compensation program that rewards the annual accomplishment of the company's goals and objectives while supporting our long-term business strategy. We want to encourage our executives to increase shareholder value.

How do we determine the amount/formula for each element?

Executive compensation is reviewed annually, as follows:

Compensation Committee Meeting Held In:	Agenda
February	Review and approve the peer group composition
May	Review market data, establish equity guidelines, review MIP design and establish preliminary company financial performance targets for the upcoming fiscal year
June	Approve MIP design and company financial performance targets for the upcoming fiscal year
August	Review performance for prior year and approve merit increases, MIP payouts and equity grants, provided our board approves all compensation actions for NEOs
November	Review executive equity holdings and review director compensation

Executive compensation is set at levels that the Compensation Committee believes to be competitive with those offered by selected employers of comparable size, growth and profitability, both in and outside our industry. Annually, the Compensation Committee reviews all elements of executive compensation, individually and in the aggregate, against market data for companies with which we compete for executive talent. Hay Group works with our internal human resources and compensation and benefits professionals in conducting research and formulating recommendations for the Compensation Committee's consideration to determine the levels and components of compensation to be provided for the fiscal year. Hay Group also provides background material for consideration by the Compensation Committee with respect to compensation for Mr. Milroy. The Compensation Committee evaluates our executive compensation based on competitive market information obtained from:

- proxy data from a "peer group" of publicly-traded companies with similar industry sector (business services), similar size (revenue, capitalization, number of employees) and geographic proximity to our company; and
- general survey data based on similar sized companies.

Peer Group Data

The various elements of our executive compensation program for fiscal 2010 were benchmarked relative to the compensation provided to executives of the following peer group:

- ADC Telecommunications, Inc.
- Apogee Enterprises, Inc.
- Casella Waste Systems, Inc.
- Cintas Corporation
- Clean Harbors, Inc.
- Deluxe Corporation
- Donaldson Company, Inc.
- H.B. Fuller Company
- Graco, Inc.
- Rollins, Inc.
- Stericycle, Inc.
- Tennant Company
- The Toro Company
- TrueBlue Inc.
- UniFirst Corporation

We annually review the peer group to ensure an appropriate mix of companies that are representative of the companies with which we compete for talent. During fiscal 2010, we realigned our peer group to ensure that it includes appropriate service industry comparisons, other companies with headquarters located near our corporate headquarters and companies that more closely match our size. To that end, the following companies were added to our peer group in fiscal 2010: ADC Telecommunications, Inc., Casella Waste Systems, Inc., H.B. Fuller Company, Graco, Inc., Stericycle, Inc. and Tennant Company. In fiscal 2010, the following companies were removed from our peer group: Bowne & Company, Comfort Systems USA, Inc., Crawford & Company, Exterran Holdings, Inc., Invacare Corporation, Kinetic Concepts, Inc., Mine Safety Appliances Company, Paychex, Inc., Pentair, Inc., Polaris Industries Inc. and Varian Medical Systems, Inc.

General Survey Data

We benchmark NEO compensation to survey data based on job responsibility, generally using market median data from companies with comparable revenue. We also benchmark plan design, plan features, and participant eligibility as part of the overall analysis process.

Market data is only one reference point in making compensation decisions. We also consider the following key variables:

- size and scope of the position and level of responsibility;
- experience and capabilities of the NEO;
- the NEO's performance and potential;
- internal equity (pay of other NEOs);
- unique market premiums for key positions;
- the NEO's compensation history; and
- business complexity.

Disparity among NEOs

There are no policy differences with respect to the compensation of individual NEOs. The compensation disparity between our highest paid

NEOs and other NEOs is due to the difference in nature among the positions and market factors.

How does each element and our decision regarding that element fit into our overall compensation objectives and affect decisions regarding other elements?

In general, each NEO's compensation at target is weighted more heavily on variable performance-based compensation than on fixed base compensation. This pay mix supports the role of the NEOs in enhancing value to shareholders over the long-term. The variable pay components at target (annual and long-term incentives) represented more than one-half of the total pay opportunity for all NEOs, all of which is at risk. Through this mix of pay, performance has a significant effect on the amount of compensation realized by NEOs. In making actual individual pay decisions, the Compensation Committee considers company performance and individual NEO performance.

Tax Considerations

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation in excess of $1 million paid to our NEOs, unless the compensation constitutes "qualified performance-based compensation," as defined in this code section. While the Compensation Committee considers the deductibility of compensation arrangements as an important factor in compensation decisions for executives, deductibility is not the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation. We believe that to remain competitive, we must maintain a compensation program that will continue to attract, retain, and reward the executive talent necessary to maximize shareholder return.

How do our compensation policies relate to our risk management practices and/or risk-taking incentives?

We design our compensation programs to ensure they do not encourage excessive risk-taking and are compatible with effective internal controls and risk management practices of the company. We believe the balance between short- and long-term incentives supports our shareholders' desire that we deliver results while ensuring financial soundness of our company through various market cycles. Together with the compensation consultant engaged by the Compensation Committee, in fiscal 2010 we again evaluated the current risk profile of our executive and broad-based compensation programs. In doing so, we considered those of our policies and practices that serve to effectively manage or mitigate risk, including provisions of both our annual and long-term incentive plans. Specifically, we continued to rely on our multiple performance measures, discretion in payment of individual awards and in granting stock awards, use of stock ownership guidelines and the ability of our Compensation Committee to incorporate claw back features in stock awards. We also noted our process of internal control over financial reporting that ensures our performance-based awards are based on accurate data, robust analysis of historical and anticipated payouts and our strengthening of an enterprise risk management function to assist with managing risk of all kinds. Based on this analysis, we concluded that the architecture of our compensation programs, both executive and broad-based, provide multiple effective safeguards to protect against unnecessary risk-taking, effectively balancing risk and reward in the best interest of our shareholders.

Compensation Committee Report

The Compensation Committee of our Board of Directors has furnished the following report:

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with the company's management. Based on that review and discussion, the Compensation Committee has recommended to the company's Board of Directors that the Compensation Discussion and Analysis be included in the company's proxy statement for the 2010 annual meeting of shareholders.

John S. Bronson
J. Patrick Doyle
Wayne M. Fortun

The Compensation Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such acts.

Fiscal 2010 Summary Compensation Table

The table below shows the compensation of our NEOs for services in all capacities to the company in fiscal 2010. For a discussion of the amount of an NEO's salary and bonus in proportion to his total compensation, *see* the Compensation Discussion and Analysis on pages 5 to 12.

We believe that our compensation practices are fair and reasonable. Our NEOs are not guaranteed salary increases, bonus amounts or long-term equity grants. Pension benefits have been frozen and were calculated on salary and bonus only; the proceeds earned on equity or other equity-based performance awards were not part of the pension calculation. We do not guarantee a return or provide above-market returns on compensation that has been deferred. We have not re-priced stock options, and we do not grant reload options. We believe our compensation program holds each NEO accountable for our financial and competitive performance and for his individual contribution toward that performance, and we do not believe that our compensation practices encourage unnecessary risks.

NEO	Year	Salary ($)[1]	Bonus ($)[2]	Restricted Stock Awards ($)[3]	Stock Options ($)[4]	Non-Equity Incentive Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Douglas A. Milroy,									
Chief Executive Officer	2010	560,577	–	555,250	174,780	383,146	–[8]	94,736	1,768,488
	2009	348,821	–	682,818	383,144	100,000	–	78,781	1,593,564
	2008	301,995	45,000	254,450	261,750	135,664	–	54,108	1,052,967
Jeffrey L. Wright,	2010	364,205	–	255,748	69,878	191,620	82,044	72,841	1,036,336
Executive Vice President and Chief	2009	355,154	–	532,205	101,540	78,594	15,178	90,546	1,173,217
Financial Officer	2008	341,348	–	276,550	335,789	265,594	–[9]	87,286	1,306,567
Robert G. Wood,	2010	412,582	–	158,579	43,295	197,331	–[10]	60,673	872,460
President, G&K Services Canada	2009	369,260	–	160,898	92,299	46,157	–	59,483	728,097
	2008	423,207	–	210,250	318,024	154,607	–	91,251	1,197,339
Timothy N. Curran,	2010	280,492	–	158,579	43,295	131,171	25,052	50,758	689,347
Senior Vice President, U.S. Field	2009	264,363	–	72,652	80,314	44,000	4,667	106,408	572,404
	2008	–	–	120,057	32,074	–	–	–	152,131
Jeffrey L. Cotter,	2010	256,483	–	90,284	24,672	92,397	–[8]	27,272	491,108
Vice President, General Counsel and	2009	220,742	–	51,062	29,270	31,501	–	20,608	353,184
Corporate Secretary	2008	–	–	36,634	5,090	–	–	–	41,724

(1) The annual base salary set by the Compensation Committee for fiscal 2010 (effective September 1, 2009) for each NEO was as follows: Mr. Milroy $550,000; Mr. Wright: $357,245; Mr. Wood: $427,137 CAD (in the table above, Mr. Wood's fiscal 2010 base salary has been converted to USD using an average exchange rate for fiscal 2010 of 0.9477); Mr. Curran $275,000; Mr. Cotter $250,000. The annual base salary set by the Compensation Committee for fiscal 2009 (effective September 1, 2008) for each NEO was as follows: Mr. Milroy $318,206, adjusted to $550,000 effective as of May 7, 2009; Mr. Wright: $357,245; Mr. Wood: $427,137 CAD (in the table above, Mr. Wood's fiscal 2009 base salary has been converted to USD using an average exchange rate for fiscal 2009 of 0.8645); Mr. Curran $275,000; Mr. Cotter $225,000. The annual base salary set by the Compensation Committee for fiscal 2008 (effective September 1, 2007) for each NEO was as follows: Mr. Wright: $345,164; Mr. Wood: $427,137 CAD (in the table above, Mr. Wood's fiscal 2008 base salary was converted to USD using an average exchange rate for fiscal 2008 of 0.9908); and Mr. Milroy: $304,504. Messrs. Curran and Cotter were not executive officers prior to the beginning of fiscal 2009; thus, their base salaries were not determined by the Compensation Committee. Annual base salary rates reflect 52 weeks of pay. Our fiscal 2010 calendar included 53 weeks; thus, the actual earnings are slightly higher than the referenced base salaries.

(2) Our MIP is performance-based. In accordance with SEC requirements, these amounts are reported in the Non-Equity Incentive Compensation table and column. In fiscal 2008, Mr. Milroy received a discretionary bonus equal to 15% of his base salary, or $45,000, for his significant contributions involving the implementation of SAP software into Lion Uniform Group; the development of a revised plan for the introduction of Dockers® apparel in the company utilizing existing facilities; and for playing a key advisory role on a key new project affecting the company's service organization, which was in addition to his other assigned responsibilities.

(3) The dollar amounts represent the aggregate grant date fair value of restricted stock awards granted during each of the years presented. The grant date fair value of a restricted stock award is measured in accordance with FASB ASC Topic 718. *See* Note 11 to our audited financial statements for the year ended July 3, 2010. Accounting estimates of forfeitures are not included in these figures.

(4) The dollar amounts represent the aggregate grant date fair value of option awards granted during each of the years presented. The grant date fair value of an option award is measured in accordance with FASB ASC Topic 718. *See* Note 11 to our audited financial statements for the year ended July 3, 2010. Accounting estimates of forfeitures are not included in these figures.

(5) Includes MIP performance amounts earned for performance in fiscal years 2010, 2009 and 2008.

(6) We do not pay above market earnings on deferred compensation. Therefore, no amounts are reported in this column for deferred compensation. For qualified and non-qualified plan benefits this represents (i) the actuarial present value of the accrued benefit as of June 30, 2010 and valued as of June 30, 2010, minus (ii) the actuarial present value of the accrued benefit as of June 30, 2009 and valued as of June 30, 2009. The benefits have been valued assuming benefits commence at age 65 and using FAS 87 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates. Mr. Wood is not eligible to participate in our Pension Plan, SERP, DEFCO, or 401(k) plan. Instead, he participates in a Canadian pension program and a retirement compensation arrangement.

(7) The value of perquisites and other personal benefits is provided in this column (*see* table below).

(8) Messrs. Milroy and Cotter do not participate in our SERP or our Pension Plan.

(9) For fiscal year 2008, the change in value for Mr. Wright was ($2,944) under our Pension Plan and ($13,741) under our SERP.

(10) Mr. Wood is not covered by our U.S. qualified and non-qualified retirement plans.

NEO	Year	Perquisites[1]	401(k) Match ($)[2]	DEFCO Match ($)[3]	Taxable Life ($)[4]	Pension ($)[5]	Executive LTD ($)[6]	Total All Other Compensation
	All Other Compensation							
Douglas A. Milroy	2010	18,390	13,690	62,655	–	–	–	94,736
	2009	18,286	10,762	49,733	–	–	–	78,781
	2008	16,058	5,068	32,982	–	–	–	54,108
Jeffrey L. Wright	2010	22,692	9,553	40,596	–	–	–	72,841
	2009	18,711	9,917	61,918	–	–	–	90,546
	2008	34,393	10,043	42,850	–	–	–	87,286
Robert G. Wood	2010	20,767	–	–	939	37,054	1,913	60,673
	2009	17,247	–	–	871	40,333	1,032	59,483
	2008	47,778	–	–	1,040	41,250	1,183	91,251
Timothy N. Curran	2010	16,252	9,610	24,897	–	–	–	50,758
	2009	72,091	10,562	23,755	–	–	–	106,408
	2008	–	–	–	–	–	–	–
Jeffrey L. Cotter	2010	4,625	10,196	12,451	–	–	–	27,272
	2009	192	10,289	10,127	–	–	–	20,608
	2008	–	–	–	–	–	–	–

(1) Amounts for fiscal 2010 reflect the following: Mr. Milroy – $500 for financial planning, $8,515 for the cost of his leased vehicle for the months of July through December (calculated based on the cost of the leased vehicle to the company, including lease, insurance, gas and maintenance) and $9,375 for his car allowance from January through June; Mr. Wright – $2,726 for financial planning, $19,875 for his car allowance and $91 in tax gross-ups paid in connection with a company recognition event; Mr. Wood – $20,767 for his car allowance; Mr. Curran – $3,930 for financial planning, $12,231 for his car allowance and $91 in tax gross-ups paid in connection with a company recognition event; and Mr. Cotter – $4,625 for financial planning.

(2) Includes company match on 401(k) and non-elective contributions.

(3) Includes company match on DEFCO and non-elective contributions.

(4) Includes fees paid by us for taxable life insurance.

(5) Includes a company match to a Canadian retirement plan for Mr. Wood and contributions by us to a Canadian retirement compensation arrangement for Mr. Wood.

(6) Includes fees paid by us for an executive long-term disability plan for Mr. Wood.

Grants of Plan-Based Awards in Fiscal 2010

The following table shows the grants of plan-based awards to our NEOs in fiscal 2010. All awards identified by a grant date and approval date reflect awards made under our 2006 Equity Incentive Plan. Awards with no grant date or award date denoted reflect awards under our MIP. All restricted stock awards vest in equal increments over a five-year period, beginning with the first anniversary of the date of grant. All grants of options vest in equal increments over a three-year period, beginning with the first anniversary of the date of grant. Holders of restricted stock (both vested and unvested shares) are entitled to receive the same dividends as all other shareholders receive. In each quarter of fiscal 2010, we paid a dividend of $0.075 per share.

	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards ($)[1][2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Shares of Stock or Units[4]	Exercise or Base Price of Option Awards ($)[5]	Grant Date Fair Value of Stock and Options Awards ($)[6]
			Minimum	Target	Maximum	Threshold	Target	Maximum				
Douglas A. Milroy			–	412,500	825,000							
	08/20/09	08/20/09							25,000	35,000	22.21	730,030
Jeffrey L. Wright			–	214,347	428,694							
	08/20/09	08/20/09							11,515	15,354	22.21	325,626
Robert G. Wood			–	202,399	404,797							
	08/20/09	08/20/09							7,140	9,513	22.21	201,874
Timothy N. Curran			–	137,500	275,000							
	08/20/09	08/20/09							7,140	9,513	22.21	201,874
Jeffrey L. Cotter			–	100,000	200,000							
	08/20/09	08/20/09							4,065	5,421	22.21	114,955

(1) These columns reflect minimum, target, and maximum payouts under our MIP for fiscal 2010. Mr. Wood's target was converted to USD using an exchange rate of 0.9477. The maximum payouts for NEOs and other executives reporting to the CEO were determined based on a formula for the financial measures, as follows: for each 5% above the EPS target, the payout factor increased by 15% in period one and 19% in period two, and for each 1% of company total revenue above target, the payout factor increased by 25% in both periods. The actual amount earned by each NEO is reported under the Non-Equity Incentive Compensation column in the Summary Compensation table. Over the past three years, the payout percentage has ranged from 0% to 146% of each executive participant's target award opportunity for these measures, with an average payout percentage equal to approximately 77% of the target award opportunity. MIP payouts are currently capped at 200% of target.

(2) Subject to the provisions of Section 162(m) of the Internal Revenue Code, we may pay some or the entire quantitative portion of any incentive payments to Mr. Milroy under the terms of our 2006 Equity Incentive Plan.

[3] The stock awards granted to NEOs in fiscal 2010 were restricted stock awards. Each share of restricted stock represents the right to receive a share of our common stock on the vesting date. Restricted stock vests in five equal installments beginning on the first anniversary of the grant date, except that the 15,000 restricted shares granted to Mr. Wright on May 7, 2009 all vest on the third anniversary of the grant date. Dividends are paid on these shares.

[4] Each stock option granted to an NEO in fiscal 2010 represents the right to purchase a share of our common stock at a specified exercise price subject to the terms and conditions of the option agreement. These options have a ten year term and vest and become exercisable in three equal installments beginning on the first anniversary of the grant date.

[5] The exercise price is the fair market value of our common stock on the day the option was granted. Fair market value is set based on the closing price on the grant date.

[6] This column represents the grant date fair value of each equity award granted during fiscal 2010, which is calculated in accordance with FASB ASC Topic 718. *See* Note 11 to our audited financial statements for the fiscal year ended July 3, 2010. None of the options or other equity awards granted to our NEOs was re-priced or otherwise modified. For information regarding our equity compensation grant practices, *see* the Compensation Discussion and Analysis on page 10.

Outstanding Equity Awards at Fiscal Year-End 2010

The following table shows the outstanding equity awards for each of the NEOs:

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock that Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]
Douglas A. Milroy	9,000	–	39.97	11/20/16	50,918	1,054,003
	4,256	2,128[4]	39.82	08/23/17		
	–	25,000[5]	41.17	11/15/14		
	5,428	10,856[6]	34.27	08/21/18		
	13,334	26,666[7]	23.68	05/07/19		
	–	35,000[8]	22.21	08/20/19		
Jeffrey L. Wright	2,639	–	28.50	09/01/10	37,994	786,476
	3,220	–	27.95	09/01/11		
	10,000	–	35.69	01/02/13		
	10,002	–	32.57	08/25/13		
	5,700	–	36.41	08/31/14		
	9,501	–	42.97	09/01/15		
	12,120	–	33.11	09/01/16		
	4,626	2,313[4]	39.82	08/23/17		
	–	25,000[5]	41.17	11/15/14		
	4,593	9,186[6]	34.27	08/21/18		
	–	15,354[8]	22.21	08/20/19		
Robert G. Wood	6,000	–	35.69	01/02/13	16,188	335,092
	6,000	–	32.57	08/25/13		
	7,300	–	36.41	08/31/14		
	6,150	–	42.97	09/01/15		
	1,350	–	39.09	02/22/16		
	7,731	–	33.11	09/01/16		
	3,516	1,758[4]	39.82	08/23/17		
	–	25,000[5]	41.17	11/15/14		
	4,175	8,350[6]	34.27	08/21/18		
	–	9,513[8]	22.21	08/20/19		
Timothy N. Curran	3,000	–	39.19	01/26/14	12,010	248,607
	4,000	–	36.41	08/31/14		
	4,002	–	42.97	09/01/15		
	5,481	–	33.11	09/01/16		
	2,004	1,002[4]	39.82	08/23/17		
	1,885	3,770[6]	34.27	08/21/18		
	1,667	3,333[9]	35.92	09/23/18		
	–	9,513[8]	22.21	08/20/19		
Jeffrey L. Cotter	1,000	–	39.44	02/03/16	5,909	122,316
	492	–	33.11	09/01/16		
	318	159[4]	39.82	08/23/17		
	1,324	2,648[6]	34.27	08/21/18		
	–	5,421[8]	22.21	08/20/19		

[1] For each option shown, the expiration date is the tenth anniversary of the date the option was granted, except for those options referenced in footnote 5.

[2] The following table indicates the dates when the shares of restricted stock held by each NEO vest and are no longer subject to forfeiture:

Vesting Date	Douglas A. Milroy	Jeffrey L. Wright	Robert G. Wood	Timothy N. Curran	Jeffrey L. Cotter
08/20/10	5,000	2,303	1,428	1,428	813
08/21/10	1,221	1,033	939	424	298
08/23/10	1,278	1,389	1,056	603	184
09/01/10		1,907	1,222	816	50
11/20/10	600				
02/22/11			90		
05/07/11	4,000				
08/20/11	5,000	2,303	1,428	1,428	813
08/21/11	1,221	1,033	939	424	298
08/23/11	1,278	1,389	1,056	603	184
09/01/11		1,273	812	549	50
11/20/11	600				
05/07/12	4,000	15,000			
08/20/12	5,000	2,303	1,428	1,428	813
08/21/12	1,221	1,033	939	424	298
08/23/12	1,278	1,389	1,056	603	184
05/07/13	4,000				
08/20/13	5,000	2,303	1,428	1,428	813
08/21/13	1,221	1,033	939	424	298
05/07/14	4,000				
08/20/14	5,000	2,303	1,428	1,428	813
Total	50,918	37,994	16,188	12,010	5,909

[3] Calculated by multiplying the number of restricted shares by $20.70, the closing price of our common stock on July 2, 2010, the last business day of the fiscal year. Dividends are paid on these shares.

[4] The remaining shares became exercisable on August 23, 2010.

[5] These options cliff vest and become exercisable on November 15, 2010, assuming continued employment.

[6] These options continue to vest and the remaining shares become exercisable in two equal installments on August 21, 2010 and 2011, assuming continued employment.

[7] These options continue to vest and the remaining shares become exercisable in two equal installments on May 7, 2011 and 2012, assuming continued employment.

[8] These options continue to vest and the remaining shares become exercisable in two equal installments on August 20, 2010, 2011 and 2012, assuming continued employment.

[9] These options continue to vest and the remaining shares become exercisable in three equal installments on September 23, 2010 and 2011, assuming continued employment.

Fiscal 2010 Option Exercises and Stock Vested

The following table lists the number of shares acquired and the value realized as a result of option exercises by the NEOs in fiscal 2010 and the value of any restricted stock units that vested in fiscal 2010:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)[1]
Douglas A. Milroy	–	–	7,099	170,340
Jeffrey L. Wright	–	–	4,719	109,414
Robert G. Wood	–	–	3,307	76,597
Timothy N. Curran	–	–	1,843	42,683
Jeffrey L. Cotter	–	–	532	12,158

[1] Calculated by multiplying the closing price on the date of vesting times the number of shares.

PROXY STATEMENT

Fiscal 2010 Pension Benefits

The following table shows the present value as of June 30, 2010 of the benefit of the NEOs under our qualified and nonqualified defined benefit pension plans:

	Plan Name	Number of Years of Service Credited Under Plan at FAS Measurement Date (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Douglas A. Milroy[(1)]	G&K Services Pension Plan	N/A	N/A	N/A
	G&K Services SERP	N/A	N/A	N/A
Jeffrey L. Wright	G&K Services Pension Plan	8.00	70,349	–
	G&K Services SERP	8.00	170,388	–
Robert G. Wood[(2)]	G&K Services Pension Plan	N/A	N/A	N/A
	G&K Services SERP	N/A	N/A	N/A
Timothy N. Curran	G&K Services Pension Plan	3.00	29,912	–
	G&K Services SERP	3.00	46,696	–
Jeffrey L. Cotter[(3)]	G&K Services Pension Plan	N/A	N/A	N/A
	G&K Services SERP	N/A	N/A	N/A

(1) Mr. Milroy does not participate in our Pension Plan or our SERP.

(2) Mr. Wood is not covered by our U.S. qualified and non-qualified retirement plans.

(3) Mr. Cotter does not participate in our Pension Plan or our SERP.

G&K Services Pension Plan

Two of our NEOs (Messrs. Wright and Curran) participate in our Pension Plan. Effective December 31, 2006, benefits under this plan were frozen, meaning the accrual of future benefits under the plan was discontinued. Benefits are the greater of the amounts determined under the 1989 pension formula or, if the participant is eligible, under the 1988 pension formula.

The 1989 pension formula is 2/3rds of 1% of participant's average compensation plus one-half of 1% of average compensation in excess of covered compensation, multiplied by benefit accrual service at December 31, 2006 (or termination, if earlier), not to exceed 30.

The 1988 pension formula:

- Eligibility – if a participant had an accrued benefit under the Pension Plan as of December 31, 1988, and the participant was not a "Highly Compensated Employee" during the 1989 plan year, the participant is eligible to continue to earn benefits under the 1988 pension formula until the earliest of December 31, 2006, termination of employment, or the end of the year preceding the plan year in which the participant became a Highly Compensated Employee.
- Formula – 50% of the participant's average compensation, less 75% of the estimated primary social security benefit, multiplied by years of benefit accrual service at December 31, 2006 (or termination of employment, if earlier), not to exceed 30, divided by 30.

Compensation generally means wages, salaries, and other amounts earned for services provided to us, including, among other items, commissions, incentives, bonuses, and pre-tax contributions to the 401(k) plan. Compensation excludes, among other items, deferrals to deferred compensation plans, amounts realized from restricted stock, stock options, and fringe benefits. Compensation is limited to the compensation thresholds set forth in Internal Revenue Code Section 401(a)(17). Average compensation is the average of the five highest consecutive years of compensation out of the ten consecutive years preceding December 31, 2006 (or termination, if earlier). Covered compensation is the average of social security taxable wage bases for the 35-year period ending with the participant's social security retirement age. An employee attains normal retirement age on the later of the date he or she attains age 65 or the fourth anniversary of the first day of the plan year in which the employee became a participant in the plan. A participant is vested after completing five years of vesting service and is then eligible for vested termination benefits. A vested terminated participant is eligible to commence benefits as early as age 55, in which case, benefits are reduced $6^2/_3$% for each of the first five years commencement precedes normal retirement age and $3^1/_3$% for each year thereafter. A participant is eligible for subsidized early retirement benefits if termination occurs after age 60 with at least 30 years of benefit accrual service, in which case, benefits are reduced 3% for each year commencement precedes normal retirement age.

None of the NEOs are currently eligible for subsidized early retirement benefits.

The normal payment form is the life only annuity. A variety of other payment forms are available, all equivalent in value if paid over an average lifetime.

The present value of benefits shown in the Pension Benefits Table and the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table is the discounted value of the benefit to commence at age 65. The present values were determined using assumptions consistent with those used for our Pension Plan financial reporting purposes under SFAS 87 unless otherwise directed by SEC Regulation S-K. Some of those assumptions are as follows:

- benefits were assumed to commence at age 65;
- for the June 30, 2009 and June 30, 2010 measurement dates, for the SERP benefit and the Pension Plan benefit, 65% of the participants are assumed to elect the life only payment option at benefit commencement, and 35% are assumed to elect payment in the 100% joint and survivor payment form. Values for earlier measurement dates assume 100% of the participants elect the life only payment option;
- all values were determined as of June 30, 2008, 2009 or 2010, as appropriate;
- the discount rate used to determine values was 7.2%, 6.9% and 5.6% as of June 30, 2008, 2009 and 2010, respectively; and
- no pre-retirement mortality, retirement, withdrawal or disability was assumed.

Mr. Wood, a Canadian citizen, is not covered by our US pension and SERP plans. Mr. Wood is covered by a defined contribution plan pursuant to which we contribute 2% of his base salary and match his contributions of up to 6% of base salary. The Canadian government sets a limit for total contributions, which for 2010 is $22,000 CAD, to be adjusted for inflation each year. If this limit is reached, Mr. Wood is covered by a retirement compensation arrangement, or RCA. Under the RCA, we continue to contribute an amount equal to 2% of Mr. Wood's salary and match Mr. Wood's contributions of up to 6% of base pay. One-half of the money contributed to the RCA is held by a trustee and is invested in widely available mutual funds. The other one-half is held by the Canadian government as a refundable tax. One-half of all earnings on funds invested by the trustee is also paid to the Canadian government and is also held as a refundable tax.

SERP

Two of the NEOs (Messrs. Wright and Curran) participate in our SERP. Effective December 31, 2006, benefits under the plan were frozen, meaning the accrual of future benefits under the plan was discontinued.

Benefits under the plan are determined as 50% of average compensation, multiplied by the ratio of benefit accrual service at December 31, 2006 (or termination, if earlier), divided by projected benefit accrual service to age 60 (no less than 30) determined as of December 31, 2006. If, at December 31, 2006, the participant was at least age 60, then the ratio is benefit accrual service at December 31, 2006 (or termination, if earlier), not to exceed 30, divided by 30. Benefits determined under this formula are reduced by benefits payable from the G&K Services Pension Plan.

Compensation is generally equal to the compensation used for purposes of our Pension Plan, but also includes any deferrals the participant made to a deferred compensation plan sponsored by the company. Compensation for SERP benefit purposes is not subject to the thresholds set forth in Internal Revenue Code Section 401(a)(17). Average compensation is the average of the five highest consecutive years of compensation out of the ten consecutive years preceding December 31, 2006 (or termination of employment, if earlier). An employee attains normal retirement age on the date he or she attains age 65. A participant is vested after completing five years of participation service. A vested terminated participant is eligible to commence benefits as early as age 55. A participant is eligible for early retirement benefits if termination of employment occurs after attainment of age 55 and the participant is vested. In either case, the benefit determined for commencement prior to age 65 is the age 65 benefit, before reduction for our Pension Plan benefit offset, reduced $3^1/_3$% for each of the first five years commencement precedes age 65 and $6^2/_3$% for each year thereafter. This is also reduced by our Pension Plan benefit as reduced for commencement under the terms of that plan as of the same date.

The normal payment form is the life only annuity. A variety of other payment forms are available, all equivalent in value if paid over an average lifetime. Distributions are subject to compliance with Section 409A of the Internal Revenue Code.

The SERP contains a non-compete provision. If the participant enters into competition with the company during the three year period following termination of employment, benefits under the SERP are forfeited. This provision is waived for participants working with the company beyond age 65.

The present value of benefits shown in the Pension Benefits Table and the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table is the discounted value of the benefit to commence at age 65. The present values were determined using assumptions consistent with those used for our SERP financial reporting purposes under SFAS 87 unless otherwise directed by SEC Regulation S-K. Some of those assumptions are as follows:

- benefits were assumed to commence at age 65;
- for the June 30, 2009 and June 30, 2010 measurement dates, for the SERP benefit and the Pension Plan benefit, 65% of the participants are assumed to elect the life only payment option at benefit commencement, and 35% are assumed to elect payment in the 100% joint and survivor payment form. Values for earlier measurement dates assume 100% of the participants elect the life only payment option;
- all values were determined as of June 30, 2008, 2009 or 2010 as appropriate;
- the discount rate used to determine values was 7.05%, 6.9% and 5.5% as of June 30, 2008, 2009 and 2010, respectively; and
- no pre-retirement mortality, retirement, withdrawal or disability was assumed.

DEFCO

Our DEFCO is a non-qualified plan that provides our executives and NEOs with the opportunity to defer up to 25% of base salary and 50% of incentive compensation.

Participants' deferred cash accounts earn a rate of return which tracks the investment return achieved under certain participant-selected investment funds. Participants are eligible to change their investment mix at any time.

We credit deferred accounts with additional amounts equal to the value of the matching contributions. At the time of the initial deferral election, participants must also select a distribution date (no later than age 65) and form of payment for normal retirement. Participants may elect to receive distributions in a single payment or installments.

The following table shows contributions to the NEOs' deferred compensation account in fiscal 2010 and the aggregate amount of deferred compensation as of June 30, 2010:

	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earning in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance ($)[4]
Douglas A. Milroy	107,836	62,655	49,630	–	551,099
Jeffrey L. Wright	43,584	40,596	86,342	–	694,465
Robert G. Wood	–	–	–	–	–
Timothy N. Curran	27,500	24,897	20,786	–	271,633
Jeffrey L. Cotter	8,828	12,451	1,102	–	36,900

(1) Amounts in this column reflect salary deferrals by the NEO in fiscal year 2010. These amounts are also included in the "Salary" column of the Summary Compensation Table. We match 50% of the NEO's deferral election up to 10% of both base salary and incentive pay. We make company retirement contributions equal to 2.5% of each NEO's cash compensation, including pay that exceeds the IRS compensation limit, to the NEO's DEFCO account. If an NEO's pay exceeds the IRS compensation limit, we will also make a company retirement contribution equal to 4% of the NEO's cash compensation over the IRS compensation limit.

(2) Amounts in this column represent contributions made by us during fiscal year 2010. These amounts are also reflected in the "All Other Compensation" that is reported in the Summary Compensation Table.

(3) The amounts in this column are not included in the Summary Compensation Table because they are not above-market or preferential earnings on deferred compensation. Earnings are based on indices of widely available mutual funds.

(4) Amounts reported in this column for each NEO include amounts previously reported in the Summary Compensation Table in previous years when earned if that NEO's compensation was required to be disclosed in a previous year. Amounts previously reported in such years include previously earned, but deferred, salary and incentive and company matching contributions. This total reflects the cumulative value of each NEO's deferrals and matching contributions and investment experience.

Potential Post-Employment Payments

Severance

Pursuant to the terms of existing employment agreements, we are required to make certain payments and to extend certain benefits to Messrs. Milroy, Wright, Wood and Curran in the event of any termination of any such employment agreements with each executive or the executive's employment thereunder. Specifically, in the event that an executive's employment under the agreement is terminated by us without cause, we must provide to such executive the following benefits:

- we must provide the executive with 30 days written notice of termination;
- if the executive signs and does not revoke a release, we must pay to such executive, as separation pay, an amount equal to 11 months of such executive's monthly base salary in effect as of the actual date of termination (or, in the case of Mr. Milroy, an amount equal to 1.99 times his annual base salary in effect as of the actual date of termination), such separation pay being made in weekly payments, subject to the terms of such release; some payment may be subject to a delay of six months to comply with Section 409A of the Internal Revenue Code;
- if such executive (or any individual receiving group health plan benefits through him) is eligible under applicable law to continue participation in our group health plan and elects to do so, we will, for a period of up to 17 months commencing as of the actual date of termination, continue to pay our share of the cost of such benefits as if such executive remained in our continuous employment, but only while such executive or such person is not eligible for coverage under any other employer's group health plan;
- we will, for a period of at least one year commencing as of the actual date of termination, pay directly to the service provider or reimburse such executive for all reasonable expenses of a reputable outplacement organization selected by such executive, such payments not to exceed $12,000 in the aggregate;
- we will pay a lump sum payment equal to six times the monthly automobile allowance, if applicable; and
- we will pay to such executive any unpaid management incentive bonus earned by such executive and to which such executive is entitled (provided such executive was employed by us as of the last day of the fiscal year prior to the actual date of termination), such payment being made in accordance with the terms of the related plan.

In the event an executive voluntarily resigns or an executive's employment is terminated for cause or by reason of death, such executive is only entitled to his base salary through the date of termination or death, plus any other earned but unpaid amounts under his employment agreement or any benefit plan. At the end of this section is a table indicating the estimated incremental amounts we would owe to each of our NEOs upon such NEOs termination without cause.

No executive is required to seek other employment. Any executive's commencement of employment with another employer will not reduce our obligations to make severance payments.

Change in Control

Following is a discussion of the potential payments due to Messrs. Milroy, Wright, Wood and Curran under their employment agreements in the event of a change in control of the company, followed by a "Change in Control Termination." At the end of this section is a table indicating the estimated incremental amounts that would have been triggered for each of these NEOs, and Mr. Cotter, who is entitled to payments pursuant to our Executive Severance and Change in Control Policy, had there been a Change in Control Termination as of July 3, 2010.

The employment agreements address termination due to change in control and for good reason, and provide as follows:

A "Change in Control" occurs when:

- anyone attains control of 30% of our voting stock;
- challengers replace a majority of our Board of Directors within two years; or
- a merger or consolidation with, or disposal of all or substantially all of our assets to, someone other than the company.

A "Change in Control Termination" occurs when a Change in Control has taken place and the executive then is terminated within one year of the Change in Control either by the employer for any reason other than for cause, or by the executive for good reason. Good reason is defined following a Change in Control to include the following:

- a substantial adverse involuntary change in the executive's status or position as an executive with the company;
- a material reduction by the company in the executive's base salary as in effect on the day before the Change in Control;
- material adverse change in physical working conditions, interfering with the executive's work;
- a requirement to relocate, other than on intermittent basis, more than 35 miles from corporate headquarters as a condition of employment;
- failure by the company to obtain from any successor an assumption of the executive's employment agreement;
- attempted termination other than pursuant to the executive's employment agreement; or
- any material breach of the executive's employment agreement.

In the event of a Change in Control of the company and the related termination of an executive's employment by such executive for good reason or by us for any reason or for no reason other than for cause, in each case, prior to the first anniversary of the Change in Control (the following description is qualified in its entirety by reference to the respective employment agreements of the executives):

- we must provide the executive with 30 days written notice of termination;
- we will pay the executive an amount equal to 17 months of such executive's base salary (or, in the case of Mr. Milroy, an amount equal to 1.99 times his annual base salary), subject to certain limitations;
- if such executive (or any individual receiving group health plan benefits through him) is eligible to continue participation in our group health plan and elects to do so, we must, for a period of up to 17 months, continue to pay the employer's share of the cost of such benefits as if such executive remained in our continuous employment, subject to certain limitations;
- we will, for a period of at least one year, pay directly or reimburse such NEO for all reasonable outplacement expenses, such payments not to exceed $12,000;
- we will pay the executive the amount necessary to acquire and obtain full title to any personal automobile leased by us for the executive or, if the executive does not have the use of a personal automobile but has been given an automobile allowance, we will pay the executive a lump sum payment equal to three times the annual automobile allowance such executive is then receiving;
- we will pay for financial planning and tax preparation expenses, not to exceed $5,000 (or in the case of Mr. Milroy, $7,500), for 17 months; and
- we will pay any management incentive bonus earned by the executive and to which the executive is entitled (provided the executive was employed by us as of the last day of the fiscal year prior to the actual date of termination), such payment being made in accordance with the terms of the related plan.

In addition, upon the occurrence of a Change in Control, and without regard to an executive's employment status, but presuming that the executive remains in our employ on the date of the Change in Control, the following shall occur with respect to any and all economic incentives, including, without limitation, stock options and awards of restricted stock that are owned by such executive on the date of the Change in Control:

- the restrictions on any previously issued shares of restricted stock will immediately lapse;
- all outstanding options and stock appreciation rights will become immediately exercisable; and
- all performance criteria for all performance shares will be deemed to be met and immediate payment made.

If any benefits payable would be an excess parachute payment, then payments and benefits will be reduced to the minimum extent necessary so that no portion of any such payment or benefit, as so reduced, constitutes an excess parachute payment, provided that such reduction will be made only if and to the extent that that such reduction would result in an increase in the aggregate payment and benefits provided on an after-tax basis, taking into account any excise tax imposed by Internal Revenue Code Section 4999.

Disability

During any period in which any such executive is "disabled," the executive will continue to receive all base salary, benefits, and other compensation. "Disability" means the unwillingness or inability of the executive to perform the essential functions of the executive's position (with or without reasonable accommodation) for a period of 90 days (consecutive or otherwise) within any period of six consecutive months. If this occurs, we will issue a Notice of Termination, and if the executive has not returned to the full-time performance of his/her duties within 30 days, the thirtieth day after Notice of Termination will be the executive's date of termination.

Post-Employment Payment Tables

The tables below provide the estimated amounts that would have been triggered for each NEO below had there been a termination under the various scenarios described above as of July 3, 2010. Although we have not entered into an employment agreement with Mr. Cotter, he is entitled to certain separation benefits pursuant to our Executive Severance and Change in Control Policy.

Douglas A. Milroy

Payment Type	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	1,094,500[1]	1,094,500[1]	320,833[2]
Health Benefits	11,111[3]	11,111[3]	4,744[4]
Outplacement[5]	12,000	12,000	–
Car	9,750[6]	58,500[7]	11,375[8]
Financial Planning[9]	7,500	7,500	–
Deferred Compensation	461,646[10]	551,099[11]	461,646[10]
Accelerated Vesting of Options	–	–[12]	–
Accelerated Vesting of Restricted Stock	–	1,054,003[13]	–
Total	1,596,507	2,788,712	798,599

(1) Reflects 1.99 times base salary.
(2) Reflects seven months of base salary (one month for the notice period plus six months pay).
(3) Reflects 17 months of health benefits.
(4) Reflects seven months of medical and dental benefits (one month for the notice period plus six months pay).
(5) Outplacement is capped at $12,000.
(6) Reflects six times the monthly car allowance at an annual rate of $19,500.
(7) Reflects three times the annual car allowance at an annual rate of $19,500.
(8) Reflects 7 months of the annual car allowance at an annual rate of $19,500.
(9) Financial planning is capped at $7,500.
(10) Includes $402,011 of Mr. Milroy's contribution account and $59,635 of the company's contribution account.
(11) Includes $402,011 of Mr. Milroy's contribution account and $149,087 of the company's contribution account. Pursuant to the DEFCO, acceleration of vesting would require acquisition by a third party of 50% of our stock, rather than the 30% threshold stated in Mr. Milroy's employment agreement. Mr. Milroy's DEFCO account will become fully vested upon a Change in Control.
(12) No value reflected; all unvested stock options as of July 3, 2010 had an exercise price greater than the closing price of $20.70 on such date.
(13) Reflects the value of 50,918 currently unvested shares of restricted stock, had the vesting of such shares accelerated on July 3, 2010, when the closing price of our common stock was $20.70.

PROXY STATEMENT

Jeffrey L. Wright

Payment Type	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	327,474[1]	506,097[2]	208,393[3]
Health Benefits	6,849[4]	6,849[4]	2,989[5]
Outplacement[6]	12,000	12,000	–
Car	9,750[7]	58,500[8]	11,375[9]
Financial Planning[10]	5,000	5,000	–
Deferred Compensation[11]	694,465	694,465	694,465
Accelerated Vesting of Options	–	–[12]	–
Accelerated Vesting of Restricted Stock	–	786,476[13]	–
Total	1,055,538	2,069,386	917,222

(1) Reflects 11 months of base salary
(2) Reflects 17 months of base salary.
(3) Reflects seven months of base salary (one month for the notice period plus 6 months pay).
(4) Reflects 17 months of health benefits.
(5) Reflects seven months of medical and dental benefits (one month for the notice period plus six months pay).
(6) Outplacement is capped at $12,000.
(7) Reflects six times the monthly car allowance rate at an annual rate of $19,500.
(8) Reflects three times the annual car allowance at an annual rate of $19,500.

(9) Reflects 7 months of the annual car allowance at an annual rate of $19,500.
(10) Financial planning is capped at $5,000.
(11) Includes $417,414 of Mr. Wright's contribution account and $277,050 of the company contribution account. Mr. Wright's DEFCO account is fully vested.
(12) No value reflected; all unvested stock options as of July 3, 2010 had an exercise price greater than the closing price of $20.70 on such date.
(13) Reflects the value of 37,994 currently unvested shares of restricted stock, had the vesting of such shares accelerated on July 3, 2010, when the closing price of our common stock was $20.70.

Robert G. Wood

Payment Type	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	371,064[1]	573,463[2]	236,132[3]
Health Benefits	2,321[4]	2,321[4]	956[5]
Outplacement[6]	12,000	12,000	–
Car	10,188[7]	61,127[8]	11,886[9]
Financial Planning[10]	5,000	5,000	–
Deferred Compensation[11]	–	–	–
Accelerated Vesting of Options	–	–[12]	–
Accelerated Vesting of Restricted Stock	–	335,092[13]	–
Total	400,573	989,002	248,974

(1) Reflects 11 months of base salary.
(2) Reflects 17 months of base salary.
(3) Reflects seven months of base salary (one month for the notice period plus six months pay).
(4) Reflects 17 months of health benefits.
(5) Reflects seven months of medical and dental benefits (one month for the notice period plus six months pay).
(6) Outplacement is capped at $12,000.
(7) Reflects six times the monthly car allowance at an annual rate of $21,500 CAD (converted to US dollars using an exchange rate of 0.9477).
(8) Reflects three times the annual car allowance at an annual rate of $21,500 CAD (converted to US dollars using an exchange rate of 0.9477).
(9) Reflects seven times the monthly car allowance at an annual rate of $21,500 CAD (converted to US dollars using an exchange rate of 0.9477).
(10) Financial planning is capped at $5,000.
(11) Mr. Wood is not covered by the DEFCO.
(12) No value reflected; all unvested stock options as of July 3, 2010 had an exercise price greater than the closing price of $20.70 on such date.
(13) Reflects the value of 16,188 currently unvested shares of restricted stock, had the vesting of such shares accelerated on July 3, 2010, when the closing price of our common stock was $20.70.

Timothy N. Curran

Payment Type	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	252,083[1]	389,583[2]	160,417[3]
Health Benefits	11,111[4]	11,111[4]	4,744[5]
Outplacement[6]	12,000	12,000	–
Car	9,750[7]	58,500[8]	11,375[9]
Financial Planning[10]	5,000	5,000	–
Deferred Compensation	227,053[11]	271,633[12]	227,053[11]
Accelerated Vesting of Options	–	–[13]	–
Accelerated Vesting of Restricted Stock	–	248,607[14]	–
Total	516,997	996,435	403,589

(1) Reflects 11 months of base salary
(2) Reflects 17 months of base salary.
(3) Reflects seven months of base salary (one month for the notice period plus six months pay).
(4) Reflects 17 months of health benefits.
(5) Reflects seven months of medical and dental benefits (one month for the notice period plus six months pay).
(6) Outplacement is capped at $12,000.
(7) Reflects six times the monthly car allowance at an annual rate of $19,500.
(8) Reflects three times the annual car allowance at an annual rate of $19,500.
(9) Reflects seven times the monthly car allowance at an annual rate of $19,500.
(10) Financial planning is capped at $5,000.
(11) Includes $160,182 of Mr. Curran's contribution account and $66,871 of the company contribution account.
(12) Includes $160,182 of Mr. Curran's contribution account and $111,451 of the company contribution account. Pursuant to the DEFCO, acceleration of vesting would require acquisition by a third party of 50% of our stock, rather than the 30% threshold stated in Mr. Curran's employment agreement. Mr. Curran's DEFCO account will become fully vested upon a change of control.
(13) No value reflected; all unvested stock options as of July 3, 2010 had an exercise price greater than the closing price of $20.70 on such date.
(14) Reflects the value of 12,010 currently unvested shares of restricted stock, had the vesting of such shares accelerated on July 3, 2010, when the closing price of our common stock was $20.70.

Jeffrey L. Cotter

Payment Type[1]	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	229,167[2]	354,167[3]	100,000[4]
Health Benefits	7,190[5]	11,111[6]	1,877[7]
Outplacement[8]	12,000	12,000	–
Financial Planning	–	–	
Deferred Compensation	21,414[9]	36,900[10]	21,414[9]
Accelerated Vesting of Options	–	–[11]	–
Accelerated Vesting of Restricted Stock	–	122,316[12]	–
Total	269,770	536,494	123,291

(1) We have not entered into an employment agreement with Mr. Cotter; however, if Mr. Cotter experiences a change in control termination or is severed from the company without cause, which termination requires 30 days notice from the company, he would be entitled to certain benefits under our Executive Severance and Change in Control Policy.

(2) Reflects 11 months of base salary

(3) Reflects 17 months of base salary.

(4) Reflects thirteen weeks of base salary at 100% and thirteen weeks of base salary at 60%, pursuant to our Short-Term Sickness and Accident Plan.

(5) Reflects 11 months of health benefits

(6) Reflects 17 months of health benefits.

(7) Reflects twelve weeks of medical and dental benefits.

(8) Outplacement is capped at $12,000. In the event of a termination without cause, outplacement expenses will be paid at the company's discretion; in the event of a Change in Control termination, the company will be required to pay outplacement expenses, subject to a cap of $12,000.

(9) Includes $11,091 of Mr. Cotter's contribution account and $10,324 of the company contribution account.

(10) Includes $11,091 of Mr. Cotter's contribution account and $25,809 of the company contribution account. Pursuant to the DEFCO, acceleration of vesting would require acquisition by a third party of 50% of our stock. Mr. Cotter's DEFCO account will become fully vested upon a change of control.

(11) No value reflected; all unvested stock options as of July 3, 2010 had an exercise price greater than the closing price of $20.70 on such date.

(12) Reflects the value of 5,909 currently unvested shares of restricted stock, had such shares vested on July 3, 2010, when the closing price of our common stock was $20.70

Compensation Paid to Board Members

During fiscal 2010, we paid each director who was not otherwise employed by us an annual fee of $32,000, along with a $2,000 fee for each meeting of the Board of Directors attended in person ($500 for those attended telephonically), and $1,000 for each committee meeting of the Board of Directors attended in person ($500 for those attended telephonically). We also paid an additional $80,000 retainer for the Chairman of the Board, a $10,000 retainer to the Chair of the Audit Committee, and a $5,000 retainer to the Chairs of the Compensation and Corporate Governance Committees. We did not increase fees paid to our non-employee directors in fiscal 2010.

In addition, directors who are not otherwise employed by the company are eligible to participate in the 2006 Equity Incentive Plan. For fiscal 2010, each director was granted an option to purchase 2,400 shares of our common stock at an option exercise price equal to the market closing price on the date of grant. Each option has a 10-year term and becomes exercisable on the first anniversary of the grant date. Each new director receives a one-time grant of options to purchase 3,000 shares of common stock upon his or her initial election to the Board of Directors. Each such option has a 10-year term and vests in three equal installments beginning on the first anniversary of the grant date. Non-employee directors also receive an annual stock grant; in fiscal 2010, this annual stock grant was 1,200 shares of common stock on the first business day of the calendar year

Each director who is not an employee of the company is eligible to participate in our Amended and Restated Director Deferred Compensation Plan, under which the non-employee director may elect to defer all or part of his or her Board of Director fees and annual stock grants until the earlier of a specific date identified by the non-employee director or the termination of his or her services as a member of the board for any reason. The amount of any cash compensation deferred by a non-employee director is converted into a number of stock units, determined based upon the average of the closing prices of our common stock on the NASDAQ Global Select Market during the ten business days preceding the relevant valuation date, and is credited to a deferred compensation account maintained in his or her name. Deferred stock grants are converted on a share-for-share basis on the date of deferral and also credited to the non-employee director's account. The account will be credited with additional stock units, also based on such average market value, upon the payment date for any dividends declared on our common stock. At the end of the deferral period, the amounts accumulated in the deferred compensation account will be distributed in the form of common stock under the 2006 Equity Incentive Plan equal to the number of whole stock units in the account and cash in lieu of any fractional shares (based on such average market value as of the distribution date).

Non-employee directors are not eligible to participate in any company-sponsored pension plan.

We also have in place stock ownership requirements for our non-employee directors. Specifically, each of our directors is required to own a minimum number of shares equal to three times the directors' annual base retainer. Once achieved, each director must maintain this ownership level at all times during the director's tenure with the company. The Compensation Committee annually reviews the progress against the ownership guidelines.

Director Summary Compensation Table

The following table shows the compensation of the company's non-employee directors for services in all capacities to us in fiscal 2010, except as otherwise indicated.

	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2] ($)	Option Awards [3] ($)	Total ($)
Paul Baszucki[4]	36,600	30,624	15,456	82,680
John S. Bronson	51,500	30,624	15,456	97,580
J. Patrick Doyle	47,500	30,624	15,456	93,580
Wayne M. Fortun	52,500	30,624	15,456	98,580
Ernest Mrozek	48,500	30,624	15,456	94,580
M. Lenny Pippin	96,000	30,624	23,184	149,808
Alice M. Richter	58,500	30,624	15,456	104,580
Lynn Crump-Caine	48,500	30,624	15,456	94,580

(1) Includes amounts deferred at the director's election. As discussed above, directors can elect to defer all or part of their compensation.

(2) The dollar amounts represent the aggregate grant date fair value of stock awards granted during each of the years presented. The grant date fair value of a stock award is measured in accordance with FASB ASC Topic 718. *See* Note 11 to our audited financial statements for the year ended July 3, 2010. Wayne M. Fortun and Lynn Crump-Caine elected to defer the January 4, 2010 stock award until the date of termination from the board.

(3) The dollar amounts represent the aggregate grant date fair value of option awards granted during each of the years presented. The grant date fair value of an option award is measured in accordance with FASB ASC Topic 718. *See* Note 11 to our audited financial statements for the year ended July 3, 2010. Accounting estimates of forfeitures are not included in these figures. On January 4, 2010, each director received an annual grant of 2,400 options, with the exception of M. Lenny Pippin who received a grant of 3,600 options, with a fair value of $6.44 per option. Assumptions used in the valuation of stock option and stock awards are set forth in Note 11 to our audited financial statements for the year ended July 3, 2010. Mr. Baszucki's January 2010 option grant had not vested by his retirement from the board in May 2010; therefore, the award was forfeited.

(4) Mr. Baszucki retired from our board on May 6, 2010.

Approval of the Restated Equity Incentive Plan (2010)

In August 2010, our Board of Directors approved the G&K Services, Inc. Restated Equity Incentive Plan (2010) ("Restated Plan") and recommended shareholder approval thereof. This plan restates our 2006 Equity Incentive Plan ("2006 Plan") approved by shareholders at our November 16, 2006 annual meeting. When the 2006 Plan was approved, we indicated that we expected the 2,000,000 shares originally authorized under the plan to be sufficient for anticipated grant needs for three to five years. We have made four years of grants under the 2006 Plan, and today only 442,054 shares remain available for grant. If the Restated Plan is approved, an additional 1,000,000 shares will be available for grant. Thus, we will have available a total of 1,442,054 shares for future grants. As discussed more fully below, we believe that the additional shares authorized under the Restated Plan will be sufficient for our equity compensation needs for the next three fiscal years following approval of the plan. The total number of authorized shares under the Restated Plan will be 3,000,000 (2,000,000 under the 2006 Plan and an additional 1,000,000 under the Restated Plan).

We are seeking shareholder approval of the Restated Plan for a number of reasons, including allowing us to increase share availability and continue our equity compensation philosophy. Our shareholders benefit when we make equity grants to certain employees and our directors because equity compensation motivates key employees and directors. Equity grants also provide an incentive to produce a superior return to our shareholders by offering an opportunity to participate in such gains. In addition, equity grants facilitate stock ownership and reward the achievement of a high level of performance. Equity compensation grants also assist us in our ability to attract, retain and motivate highly qualified individuals in a competitive market. The 2006 Plan may not have sufficient shares available to support our next annual grant cycle in August 2011; therefore, we are requesting additional shares to ensure that we are able to continue to execute our equity compensation philosophy.

We are also seeking shareholder approval of the Restated Plan to enable it to continue to be used as a vehicle for awarding performance-based compensation to our Chief Executive Officer and certain other senior executive officers that will be deductible by us even if compensation for these executives exceeds $1.0 million. Section 162(m) of the Internal Revenue Code requires shareholder approval of the criteria that can be used to measure such awards. The Restated Plan adds additional allowable performance criteria. If the Restated Plan is approved, the shareholder authorization will extend until the first shareholder meeting held in 2014 (we would otherwise be required to obtain shareholder approval of the performance measures by the 2011 annual shareholder's meeting). The Restated Plan also provides that awards of performance units that entitle a participant to a payment only of cash, and not stock, do not reduce the number of shares available for issuance under the plan. By approving the Restated Plan, shareholders also approve the issuance of incentive stock options under the Restated Plan with respect to the shares available for issuance as of the date of the approval of the Restated Plan by shareholders.

We currently anticipate that the Restated Plan will be sufficient for our needs for the next three years. Actual run rates and share usage may vary depending on a number of circumstances, such as mergers and acquisitions, changes in market compensation practices, organic expansion of our business, turnover among plan participants and other factors, some of which cannot be presently anticipated and are outside of our control.

We utilize equity awards to compensate, recognize and retain certain employees. In connection with these awards, and with an eye toward ensuring that equity awards do not have an inappropriate dilutive impact on our capital structure, we annually evaluate the average percentage of our outstanding common stock subject to awards made under our 2006 Plan, also known as our "burn rate." We calculate our burn rate at the end of each fiscal year and average that year's burn rate with the burn rate from the preceding two fiscal years to determine our three-year burn rate. As discussed in greater detail on page 29, during each of the three years following adoption of the Restated Plan, we have committed that our three-year burn rate will not exceed 3.45% per year.

We believe the terms of the Restated Plan are beneficial to shareholders for a number of reasons:

- the plan prohibits repricing without shareholder approval;
- the plan prohibits reload options;
- the plan requires options for shares to be priced at not less than the fair market value of the shares on the grant date;
- the requested number of authorized shares covers a relatively short expected duration, which:
  - minimizes undesirable consequences of share "overhang," i.e., the total number of shares related to outstanding options and other equity awards, plus shares available for grant, in relation to the total number of shares outstanding; and
  - gives shareholders the right to approve or reject future plans in the near term to prevent undesirable dilution or excessive share overhang;
- the flexible nature of the plan gives us the ability to respond to market trends by enabling us to grant a wide variety of awards and adjust the mix of awards between options and restricted stock;
- the plan does not include liberal share recycling provisions;
- the plan does not allow the re-grant of shares that are used for tax withholding or awards that are settled in cash (other than performance units that can never be settled in stock);
- the plan authorizes the compensation committee to include claw back provisions in grants; and
- awards of stock appreciation rights, restricted stock, restricted stock units, deferred stock units and stock cannot exceed one-third of the total authorized shares.

Description of Restated Plan

The following is a summary description of the Restated Plan. The entire plan is attached as Annex A to this proxy statement, which is marked to show changes from the 2006 Plan. The following description is qualified in its entirety by reference to the plan.

Plan Term. The Restated Plan will become effective upon approval by our shareholders. Under the plan, no incentive stock options may be granted after the tenth anniversary of the date the restatement of the plan becomes effective. Other awards can continue to be made until all available shares have been used.

Shares Authorized. The Restated Plan authorizes the issuance of an additional 1,000,000 shares of our common stock (as that class may be renamed or redesignated). Awards of stock appreciation rights, restricted stock, restricted stock units, deferred stock units and stock cannot exceed one-third of the total authorized shares. The number of shares available for issuance under the plan will not be reduced for awards which are cancelled, or which expire or are forfeited, but will be reduced by the portion of awards settled in cash or withheld in connection with the exercise or settlement of an award (e.g., tax withholding). However, performance units that at the time of issuance can be settled only for cash (and not for stock) will not reduce the number of shares available for issuance under the plan. We do not currently have any performance units outstanding. Net share counting will not be used to determine the number of shares available for awards. In addition, shares tendered in connection with the exercise of an award will not affect the number of shares available for issuance under the plan.

Eligibility. Our employees, prospective employees, directors or advisors and those of our affiliates selected by the committee (as described below) are eligible to become participants in the Restated Plan. Currently, we intend to use the plan to make grants to approximately 50 employees and 7 directors, although all of our employees and prospective employees are eligible for awards under the plan.

Award Types. The committee may grant awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance shares, performance units, stock awards, or any other stock-based award.

Individual Award Limits. Subject to certain anti-dilution and other adjustments, no employee may be granted in any calendar year awards covering more than 250,000 shares. In addition, under the Restated Plan, the maximum amount payable to a participant for performance units intended to qualify as "performance based compensation" under Section 162(m) of the Internal Revenue Code cannot exceed $2,500,000 in any calendar year.

Administration. The Restated Plan is administered by the Compensation Committee of our Board of Directors or another committee of two or more directors established by the board from time to time (such committee or such other committee being referred to herein as the committee). Under stock exchange rules, members of the committee are required to satisfy the exchange's standards for independence, subject to certain narrow exceptions. Subject to the provisions of the Restated Plan, the committee has the power:

- to prescribe, amend and rescind rules and regulations relating to the plan and to define terms not otherwise defined in the plan;
- to determine which persons are eligible to participate, to which of such participants, if any, awards shall be granted and the timing of any such awards;
- to grant awards to participants and determine the terms and conditions of the awards, including the number of shares subject to awards and the exercise or purchase price of such shares and the circumstances under which awards become exercisable or vested or are forfeited or expire, and the extent to which reimbursement to the company or any affiliate of any payment of cash or shares under any award shall be required;
- to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any award;
- to prescribe and amend the terms of the agreements or other communications evidencing awards made under the plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to us by participants under the plan;
- to determine whether, and the extent to which, adjustments are required as a result of any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off or stock dividend;
- to interpret and construe the plan, any rules and regulations under the plan and the terms and conditions of any award granted under the plan, and to make exceptions to any such provisions in good faith and for our benefit; and
- to make all other determinations deemed necessary or advisable for the administration of the plan.

Stock Options. Stock options may be granted as non-qualified stock options or incentive stock options, and must be granted at a price no lower than the fair market value of the stock on the day of grant. Stock options may be exercised during a period of time fixed by the committee, except that no incentive stock option may be exercised more than ten years after the day it is granted. Otherwise, the committee has discretion to determine the number of shares subject to an option (subject to the plan's stated limits), the vesting, expiration and forfeiture provisions for options, the restrictions on transferability of an option, and any other terms and conditions otherwise consistent with the plan. The exercise price of an option may be paid through various means acceptable to the committee, including in cash or, to the extent allowed by the committee, by delivering (either physically or by attestation) previously owned shares or by delivering to the company the proceeds of shares of the company's stock issuable under an option. The plan prohibits re-pricing stock options without shareholder approval (including canceling previously awarded stock options and re-granting them with a lower exercise price) and prohibits granting stock options that include a reload feature.

Stock Appreciation Rights. A stock appreciation right entitles a participant to receive a payment, in cash, common stock, or a combination of both, in an amount equal to the difference between the fair market value of the stock at the time of exercise and the exercise price of the award, which may not be lower than the fair market value of our common stock on the day of grant. Stock appreciation rights may be exercised during the period of time after the grant date fixed by the committee. Stock appreciation rights may be granted either in tandem with, or as a component of, other awards granted under the Restated Plan, or not in conjunction with other awards and may, but need not, relate to a specific option. Stock appreciation rights are generally subject to the same terms and limitations as options or, when granted in tandem with other awards, to the same terms as those other awards. Stock appreciation rights cannot be re-priced without shareholder approval, including canceling previously awarded stock appreciation rights and re-granting them with a lower exercise price.

Restricted Stock, Restricted Stock Units, Deferred Stock Units and Stock Awards. An award of restricted stock consists of a specified number of shares of our common stock that are subject to restrictions on transfer, conditions of forfeiture, and any other terms and conditions for periods determined by the committee. Prior to the termination of the restrictions, a participant may vote and receive dividends on the restricted stock but may not sell or otherwise transfer the shares. The committee may also make stock awards of common stock without restrictions.

An award of restricted stock units entitles a participant to receive a specified number of shares of common stock upon the expiration of a stated vesting period. It may also include the right to dividend equivalents, if and as so determined by the committee. Unless the committee determines otherwise, once a restricted stock unit vests, the shares of common stock specified in the award will be issued to the participant. A participant who has been awarded restricted stock units may not vote the shares of common stock subject to the units until the shares are issued. Until the vesting period applicable to a restricted stock unit award expires and the shares are issued, the participant also may not transfer or encumber any interest in the restricted stock unit or in any related dividend equivalents.

An award of deferred stock units entitles a participant to receive a specified number of shares of common stock at a specified time in the future. It may also include the right to dividend equivalents, if and as so determined by the committee. Unless the committee determines otherwise, at the specified future time, the shares of common stock specified in the award will be issued to the participant. A participant who has been awarded deferred stock units may not vote the shares of common stock subject to the units until the shares are issued. Until the shares are issued, the participant also may not transfer or encumber any interest in the deferred stock unit or in any related dividend equivalents. The committee has discretion to determine the terms of any award of restricted stock, restricted stock units, or deferred stock units, including the number of shares subject to the award (subject to the plan's stated limits), and the minimum period, if any, over which the award may vest.

Performance Shares and Performance Units. A grant of performance shares or performance units entitles a participant to receive cash, common stock (which may be in the form of restricted stock or restricted stock unit), or a combination of both, based on the degree of achievement of pre-established performance targets over a performance cycle determined by the committee. The committee has discretion to determine the terms of any award of performance shares or performance units, including the maximum amount payable (subject to the plan's stated limits), the performance period, performance criteria (which may be based on financial and/or operational performance and/or personal performance evaluations) and level of achievement versus these criteria, the timing of any payment, restrictions on an award of performance shares or performance units prior to actual payment, forfeiture provisions, and any other terms and conditions consistent with the plan. The committee may specify that all or a portion of an award of performance shares or performance units is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code using "qualifying performance criteria" described below. Performance units that at the time of issuance are designated to be settled only in cash and not in stock do not reduce the number of shares available for issuance under the plan.

Qualifying Performance Criteria. The committee may establish performance criteria and the level of achievement against such criteria that determines the number of shares of common stock to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an award. The criteria may be based on qualifying performance criteria or other standards of financial performance and/or personal performance evaluations. The committee may also specify a percentage of an award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code. The performance criteria for that portion of an award must be a measure based on one or more qualifying performance criteria selected by the committee and specified at the time the award is granted. Even if performance goals are satisfied, the committee may reduce the number of shares issued under or the amount paid under an award on the basis of such further considerations as the committee in its sole discretion determines.

Qualifying performance criteria will be any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the company as a whole or to a business unit or subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to a previous year's results or to a designated comparison group, in each case as specified by the committee in the award:

- cash flow;
- earnings per share;
- earnings before interest, taxes and amortization;
- share price performance;
- return on capital;
- return on assets or net assets;
- revenue;
- net earnings or net income;
- operating income or net operating income;
- operating profit or net operating profit;

- operating margin or profit margin;
- return on operating revenue;
- return on invested capital;
- market segment share;
- brand recognition/acceptance;
- customer satisfaction;
- return on equity;
- total shareholder return;
- growth in sales;
- productivity ratios;
- expense targets;
- working capital targets; or
- operating efficiencies.

The committee may appropriately adjust any evaluation of performance under a qualifying performance criterion to exclude any of the following events that occurs during a performance cycle:

- asset write-down;
- litigation or claim judgments or settlements;
- the effect of changes in or under provisions of tax laws, accounting principles or other such laws or provisions affecting reported results;
- accruals for reorganizations or restructuring programs; and
- any extraordinary nonrecurring items described in FASB Accounting Standards Codification 255-20, formerly Accounting Principles Board Opinion No. 30, and/or in management's discussion and analysis of financial condition and results of operations appearing in our annual report to shareholders for the applicable year.

Any qualifying performance criteria must be objectively determinable, must be established by the committee while the outcome for the performance cycle is substantially uncertain and while no more than 90 days, or if less, 25% of the number of days in the performance cycle have passed, and must otherwise meet the requirements of Section 162(m) of the Internal Revenue Code.

Burn Rate. Consistent with guidance suggested by Institutional Shareholder Services, Inc. ("ISS"), we determine the average annual percentage of our outstanding common stock subject to awards made under our 2006 Plan, also known as our burn rate, by adding the number of options and the number of full value shares awarded under the plan, and dividing that amount by the weighted average common shares outstanding. Full value shares are shares in which the recipient receives the entire value of the award upon vesting, e.g., restricted stock; consistent with ISS' suggested guidance, we determine the number of full value shares by multiplying the actual number of restricted shares awarded times a multiplier that is determined based on the volatility of our stock price over a 200 day period. In fiscal 2010, this multiplier was 2.5.

Since adoption of the 2006 Plan, our three-year burn rate has been well within caps suggested by ISS, except in fiscal 2010, when it was 3.68%. As the table below illustrates, ISS' suggested three-year burn rate in fiscal 2010 was significantly lower than in previous years, primarily resulting from extraordinary market volatility. Further, as discussed above, we expect that the number of additional authorized shares requested under the Restated Plan will suffice for anticipated awards for the next three years. During this time, we fully expect to be within ISS' suggested burn rate guidance.

Fiscal Year	ISS Suggested Three-Year Burn Rate (%)	G&K Three-Year Burn Rate (%)
2008	4.05	3.27
2009	4.01	3.21
2010	2.89	3.68

In the table above, the three-year burn rate calculation for fiscal 2008 includes only two years of grants made under the 2006 Plan, as the plan was not approved until August 2006.

In light of prevailing continued difficult economic conditions and significant market volatility, ISS recognized that the 2010 three-year burn rate caps decreased for Russell 3000 companies in our Global Industrial Classification Standards Peer Group (2020 Commercial Services and Supplies). As such, ISS provided additional flexibility in terms of how companies may meet its suggested burn rate caps. Accordingly, we have committed that, during each of the three years following adoption of the Restated Plan, our three-year burn rate will not exceed 3.45%, ISS' average burn rate cap for 2009 and 2010. This commitment will protect our shareholders against inappropriate levels of dilution resulting from equity awards and maintain our ability to attract and retain highly qualified employees.

Transferability. Awards are not transferable or assignable unless provided otherwise by the committee. The committee may grant or amend an award to allow transfer or assignment to certain family members and in other limited circumstances.

Amendment and Termination. Our board or the committee may modify, suspend, or terminate the plan, but may not, without the prior approval of our shareholders, make any change to the plan that increases the total amount of common stock which may be awarded (except to reflect changes in capitalization), increases the individual maximum award limits (except to reflect changes in capitalization), changes the class of persons eligible to participate, reduces the exercise price of outstanding stock options or stock appreciation rights, or otherwise amends the plan in any manner requiring shareholder approval by law or under the applicable exchange listing requirements.

International Participants. The committee has the authority to adjust the terms of the plan or awards to participants who reside or work outside the United States and who are not NEOs in order to conform to local law or to obtain any favorable tax treatment for the participant or the company or an affiliate.

Miscellaneous. On September 21, 2010, the closing market price of a share of our common stock was $22.66, and there were 1,067,197 stock option awards outstanding under the 2006 Plan. Information about restricted stock and options granted in 2010 under the 2006 Plan to our NEOs can be found in the table under the heading "Grants of Plan Based Awards in Fiscal 2010" on page 14. Under the 2006 Plan, in fiscal year 2010, we made the following grants: 65,810 shares of restricted stock and options covering 94,402 shares to current executive officers (including NEOs) as a group; 43,055 shares of restricted stock and options covering 58,084 shares to all employees (excluding executive officers and NEOs) as a group and 9,600 shares of restricted stock and options covering 20,400 shares to our non-employee directors. Additionally, on August 19, 2010, the company granted 86,595 shares of restricted stock and granted options covering 203,256 shares to executive officers (including NEOs) as a group and granted 35,407 shares of restricted stock and options covering 53,755 shares to all employees (excluding executive officers and NEOs) as a group. We currently have 442,054 shares remaining available for future use.

Additional information about the 2006 Plan is provided under "Equity Compensation Plan Information" on page 31.

No information can be provided with respect to options or awards that may be granted in the future under the Restated Plan. Such awards are within the discretion of the committee. The committee has not determined future awards or who might receive them.

Certain Federal Income Tax Consequences

The following discussion of the federal income tax consequences of the Restated Plan is intended to be a summary of applicable federal law as currently in effect. Foreign, state and local tax consequences may differ and may be amended or interpreted differently during the term of the Restated Plan or of awards granted thereunder. Because the federal income tax rules governing awards and related payments are complex and subject to frequent change, award holders are advised to consult their individual tax advisors.

Non-Qualified Stock Options. A participant who is granted a non-qualified stock option will not recognize income and we will not be allowed a deduction at the time the option is granted. When a participant exercises a non-qualified stock option, the difference between the exercise price and any higher market value of the stock on the date of exercise (the "stock option gains") will be ordinary income to the participant and will be allowed as a deduction for federal income tax purposes to the company or a subsidiary. The company or a subsidiary is obligated to report and (if the participant is or was an employee) withhold on the amount of ordinary income. The capital gain holding period of the shares acquired will begin one day after the date the stock option is exercised. When a participant disposes of shares acquired by the exercise of the option, any amount received that is more than the fair market value of the shares on the exercise date will be treated as short-term or long-term capital gain, depending upon the holding period of the shares. If the amount received is less than the market value of the shares on the exercise date, the loss will be treated as short-term or long-term capital loss, depending upon the holding period of the shares.

Incentive Stock Options. Only employees can be issued incentive stock options. An employee who is granted an incentive stock option also will not recognize income and the company will not be allowed a deduction at the time the option is granted. When a participant exercises an incentive stock option while employed by the company or a subsidiary or within the three-month period (one-year period, in the case of disability) after his or her employment ends, the participant will not recognize any ordinary income at that time. However, any excess of the fair market value of the shares acquired by such exercise over the exercise price will be an item of tax preference for purposes of any federal alternative minimum tax applicable to individuals. If the shares acquired upon exercise are disposed of more than two years after the date of grant and one year after the date of transfer of the shares to the participant ("statutory holding periods"), any sale proceeds that exceed the total exercise price of these shares will be long-term capital gain. Except in the event of the optionee's death, if the shares are disposed of prior to the expiration of the statutory holding periods (a "Disqualifying Disposition"), generally, the amount by which the fair market value of the shares at the time of exercise exceeds the total exercise price will be ordinary income. If a Disqualifying Disposition occurs, we will be entitled to a federal income tax deduction for a similar amount.

Stock Appreciation Rights. The grant of a stock appreciation right payable is generally not a taxable event for a participant. Upon exercise of the appreciation right, the participant will generally recognize ordinary income equal to the fair market value of any shares or cash received. We will be entitled to a tax deduction at the same time for the same amount and will be obligated to report and (if the participant is or was an employee) withhold on that amount. The participant's later sale of any shares received generally will give rise to capital gain or loss equal to the difference between the sale price and the ordinary income recognized when the participant received the shares, and these capital gains (or losses) will be treated as short-term or long-term capital gains (or losses), depending upon the holding period of the shares.

Restricted Stock, Restricted Stock Units, Deferred Stock Units, Performance Shares and Stock Awards. Grantees of restricted stock, performance shares or stock awards (to the extent such stock awards are unvested at the time of grant) do not recognize income at the time of the grant of such awards. Grantees of restricted stock units and deferred stock units also do not recognize income at the time of the grant of the awards. However, when the award vests (for restricted stock, performance shares or stock awards) or is paid (for restricted stock units or deferred stock units), the grantee generally recognizes ordinary income in an amount equal to the fair market value of the stock or cash at such time. We will receive a corresponding deduction and will be required to report and (if the participant is or was an employee) withhold at that time.

A participant could, within 30 days after the date of an award of restricted stock, performance shares or stock awards (but not an award of restricted stock units or deferred stock units), elect to report compensation income for the tax year in which the award occurs. If the participant makes such an election, the amount of compensation income would be the value of the award at the time of grant. Any later appreciation in the value of the award would be treated as capital gain and realized only upon the sale of the stock subject to the award. If, however, the award is forfeited after the participant makes such an election, the participant would not be allowed any deduction for the amount earlier taken into income. Upon the sale of shares subject to the award, a participant would realize capital gain (or loss) in the amount of the difference between the sale price and the value of the shares previously reported by the participant as compensation income. We would receive a deduction at the time and in the amount of the compensation income included by the participant. We would also be required to report and (if the participant is or was an employee) withhold on that compensation income.

Performance Units. A participant will not have taxable income upon the grant of a contingent right to a performance unit. Rather, taxation will be postponed until the performance unit becomes payable. At that time, the participant will recognize ordinary income equal to the value of the amount then payable. We would receive a deduction at the time and in the amount of the compensation income included by the participant. We would also be required to report and (if the participant is or was an employee) withhold on that compensation income.

Tax Withholding. In connection with awards under the plan, the company may withhold from any cash otherwise payable to a participant or require a participant to remit to the company an amount sufficient to satisfy federal, state, local and foreign withholding taxes. Tax withholding obligations could be satisfied by withholding shares to be received upon exercise of an option or stock appreciation right, the vesting of restricted stock, performance share or stock award, or the payment of a restricted stock unit, deferred stock unit, or performance unit or, with the consent of the committee, by delivery to the company of previously owned shares of common stock. We are permitted to reasonably delay the issuance or delivery of shares if we need to do so to meet our withholding obligations.

Company Deduction and Section 162(m). For our NEOs, Section 162(m) of the Internal Revenue Code limits the amount of compensation otherwise deductible by us and our subsidiaries for such year to $1,000,000 for each such individual, except to the extent that such compensation is "performance-based compensation." We expect that non-qualified stock options, incentive stock options and stock appreciation rights should qualify as performance-based compensation. We also expect to issue performance units that will be settled only in cash, and not in stock, to our Chief Executive Officer, and possibly other NEOs, that will also qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. The committee may establish performance conditions and other terms with respect to grants of restricted stock, restricted stock units, performance shares and performance units in order to qualify such grants as performance-based compensation for purposes of this section. At the time of grant, the committee will determine the extent to which such grant will be performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. In addition, the committee will certify the extent to which the qualifying performance criteria have been satisfied before any payment is made that is intended to qualify as performance-based compensation.

Important Disclaimer Regarding Tax Advice Under Treasury Circular 230. *The tax discussion set forth in this proxy statement is intended only as a general guide to the possible tax consequences of incentives issued under the plan. Such tax discussion is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer. Each recipient of awards under the plan should seek tax advice based on such recipient's particular circumstances from an independent tax advisor.*

Equity Compensation Plan Information

The following table sets forth certain information as of July 3, 2010 with respect to equity compensation plans under which securities are authorized for issuance:

	Number of Securities to be Issued Upon Exercise of Outstanding Options (A)	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)[1])
Equity compensation plans approved by security holders[2]:			
Employee Plans[3]	628,842	34.94	–
1996 Directors' Stock Option Plan	40,500	35.79	–
2006 Equity Compensation Plan	811,735	33.40	817,158
Total	1,481,077		817,158
Equity compensation plans not approved by stockholders:			
None	–	–	–
Total	–	–	–

(1) In our Annual Report on Form 10-K filed for our fiscal year ended July 3, 2010, in Item 5 and in the Share Based Payment Plans footnote to our financial statements, we inadvertently misstated the number of equity awards remaining available for grant as 541,196. This number should have been 817,158, as is stated above. Additionally, in August 2010, we granted 122,002 shares of restricted stock and options covering 257,011 shares of common stock to our employees. As a result, as of September 7, 2010, only 442,054 shares remained available for future issuance under the 2006 Plan.

(2) *See* Note 11 to the audited financial statements for the fiscal year ended July 3, 2010.

(3) Includes our 1989 Stock Option and Compensation Plan and 1998 Stock Option and Compensation Plan.

To Ratify the Appointment of Independent Auditors

Our Board of Directors and management are committed to the quality, integrity and transparency of the company's financial reports. Independent auditors play an important part in our system of financial control. In accordance with the duties set forth in its written charter, the Audit Committee of our Board of Directors has appointed Ernst & Young LLP as our independent auditors for the 2011 fiscal year. A representative of Ernst & Young will attend this year's annual meeting and will be available to respond to appropriate questions from shareholders, and also will have the opportunity to make a statement if he or she desires to do so.

If the shareholders do not ratify the appointment of Ernst & Young, the Audit Committee may reconsider its selection, but is not required to do so. Notwithstanding the proposed ratification of the appointment of Ernst & Young by the shareholders, the Audit Committee, in its discretion, may direct the appointment of new independent auditors at any time during the year without notice to, or the consent of, the shareholders, if the Audit Committee determines that such a change would be in our best interest.

Fees Billed to Company by Auditors:

Set forth below are the fees billed by Ernst & Young for the fiscal years ended July 3, 2010 and June 27, 2009:

	Fiscal Year Ended July 3, 2010 ($)	Fiscal Year Ended June 27, 2009 ($)
Audit Fees[1]	548,986	753,789
Audit-Related Fees[2]	9,424	9,173
Tax Fees[3]	372,600	209,446
All Other Fees	7,840	—
Total	938,850	972,408

[1] Represents amounts related to the audit of our annual consolidated financial statements and internal control over financial reporting and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q.

[2] Represents amounts reasonably related to the performance of the audit or review of our consolidated financial statements which are not reported under the Audit Fees category.

[3] Represents fees related to tax compliance and tax planning services.

The Audit Committee of our Board of Directors has reviewed the services described in footnotes (2) and (3) above provided by Ernst & Young as well as the amounts billed for such services, and after consideration has determined that the receipt of these fees by Ernst & Young is compatible with the provision of independent audit services. The Audit Committee has discussed these services and fees with Ernst & Young and management to determine that they are appropriate under applicable rules and regulations.

Pre-Approval Policy

All services performed by Ernst & Young have been pre-approved in accordance with the Audit Committee charter. The charter provides that all audit and non-audit accounting services that are permitted to be performed by our independent accountant under applicable rules and regulations must be pre-approved by the Audit Committee or by designated independent members of the Audit Committee, other than with respect to de minimus exceptions permitted under Section 202 of the Sarbanes-Oxley Act.

Prior to or as soon as practicable following the beginning of each fiscal year, a description of audit, audit-related, tax and other services expected to be performed by Ernst & Young in the following fiscal year is presented to the Audit Committee for approval. Following such approval, any requests for audit, audit-related, tax and other services not presented and pre-approved must be submitted to the Audit Committee for specific pre-approval. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, may be delegated to one or more members of the Audit Committee who are independent directors. In the event such authority is so delegated, the Audit Committee must be updated at the next regularly scheduled meeting with respect to any services that were granted specific pre-approval by delegation. During the fiscal year 2010 the Audit Committee has functioned in conformance with these procedures.

GOVERNANCE OF THE COMPANY

Board of Directors and Committees

Board of Directors

In May 2009, our board made the decision to separate the office of Chairman of the Board from the office of Chief Executive Officer and appointed Mr. M. Lenny Pippin Chairman of the Board. As Chairman, Mr. Pippin's primary responsibilities include managing the board, facilitating communication among directors and between the board and management, leading Chief Executive Officer succession planning and leading the board self-evaluation process. We believe our board structure supported the transition in corporate leadership in 2009.

Our board understands that there is no single, generally accepted approach to providing board leadership and that, given the dynamic and competitive environment in which we operate, the right board leadership structure may vary as circumstances warrant. As such, our board will review periodically whether to retain a non-executive in the Chair position. This review will consider the pros and cons of alternative leadership structures in light of our operating and governance environment at the time, with the goal of achieving the optimal model for effective oversight of management by our board.

Our board has also established the following committees to assist with providing oversight to the company: an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Our board has adopted a written charter for each of its committees, copies of which are available at our website at http://www.gkservices.com.

Our board held five meetings during fiscal 2010, all of which were held in person, and took action by written consent one time. No director attended fewer than 75% of the aggregate number of meetings of the board and the committees of the board on which such director served during the 2010 fiscal year.

Director Attendance at Annual Meetings of Shareholders

We do not have a formal policy with respect to attendance by board members at the annual meeting of shareholders, but all directors are encouraged to attend, and we attempt to coordinate scheduling of our annual meeting of shareholders to accommodate attendance by directors. All but one of our directors attended our fiscal 2009 annual meeting of shareholders.

Independence

With the exception of Messrs. Milroy and Wright, all of the members of our board are independent within the meaning of applicable NASDAQ Global Select Market and SEC rules. When considering the independence of directors, the board determined that Mr. Doyle's position as President and Chief Executive Officer of Domino's Pizza, Inc., which is a customer of the company, did not impair the independence of Mr. Doyle. All of the transactions with Domino's Pizza were conducted on arms length terms in the ordinary course of business, and the amount involved with the transactions represent less than 1% of the revenues of Domino's Pizza.

Board Oversight of Company Risk

We rely on our comprehensive enterprise risk management process (ERM) to aggregate, monitor, measure and manage risks. Through our ERM process, our board and management work together to identify, assess and manage risks that may affect our ability to execute our corporate strategy and fulfill our business objectives. As a part of our ERM process, management regularly reviews the effectiveness of our risk management practices and capabilities to determine our risk exposure. Management then elevates certain key risks for discussion at the board level. Our board, with the assistance of management, also annually assesses the effectiveness of our ERM program. Our ERM program is overseen by our board; our Vice President and General Counsel, who is a member of our executive team, and our Director of Internal Audit share day-to-day management responsibility for this program.

Additionally, our Audit Committee is primarily responsible for oversight of our policies and practices concerning internal control over financial reporting and risk assessments related to such internal controls. Our Audit Committee reviews and takes appropriate action with respect to the company's annual and quarterly financial statements, the internal audit program and disclosures made with respect to the company's internal controls. To facilitate these risk oversight responsibilities, the committee receives regular briefings from members of management on the internal audit plan, Sarbanes-Oxley 404 compliance, significant litigation, ethics program matters and health, safety and environmental matters. The committee also regularly holds executive sessions with representatives of our independent public accounting firm.

In addition to the Audit Committee's role in financial risk oversight, each of the other board committees considers risk as it relates to its particular areas of responsibility. Our Compensation Committee oversees and administers our incentive and equity compensation programs to ensure that the programs create incentives for strong operational performance and for the long-term benefit of the company and its shareholders without incentivizing undue risk. The committee receives regular briefings from our Senior Vice President, Human Resources, our Vice President and General Counsel, our Director of Compensation and Benefits and the committee's retained compensation consultant on compensation matters. Finally, our Corporate Governance Committee oversees risks related to board composition and governance matters and receives regular briefings from our Vice President and General Counsel.

Corporate Governance Committee

We have established a Corporate Governance Committee of the Board of Directors comprised solely of "independent directors" (as defined by applicable rules and regulations of the Securities Exchange Commission, NASDAQ Global Select Market and other relevant regulatory bodies), one of whom also serves on the Compensation Committee of the board. The primary roles of the Corporate Governance Committee are to monitor the effectiveness of the board in carrying out certain responsibilities, to assure appropriate board composition, to recommend a Chief Executive Officer and review annually the performance of the company's Chief Executive Officer and the operation of the Board of Directors (including its Chairman and its various committees) and to assure that succession plans for senior management are developed and implemented. In addition, the Corporate Governance Committee presents qualified director candidates to the full board and considers qualified nominees recommended by shareholders.

The Corporate Governance Committee, which presently consists of Chair M. Lenny Pippin and Mr. Bronson, held four meetings during fiscal 2010, all of which were held in person, and took action by written consent one time. The Corporate Governance Committee has one member in common with the Compensation Committee. The Chair and members of the Corporate Governance Committee are appointed by our board at its annual organizational meeting.

Audit Committee

We have established an Audit Committee of the Board of Directors which assists the board in fulfilling certain oversight responsibilities and consists solely of independent directors. The Audit Committee operates pursuant to a written charter adopted by the board. As set forth in the charter, the primary responsibilities of the Audit Committee include serving as an independent and objective party to monitor our financial reporting process and the system of internal control over financial reporting; reviewing and appraising the audit results of our independent auditors and internal audit department; and providing an open avenue of communication among the independent auditors, financial and senior management, the internal audit department, and our board. The charter also requires that the Audit Committee appoint our independent auditors and review and pre-approve the performance of all audit and non-audit accounting services to be performed by our independent auditors, other than services falling within the de minimus exceptions permitted under Section 202 of the Sarbanes-Oxley Act.

The Audit Committee, which presently consists of Chair Alice M. Richter, Ms. Crump-Caine and Mr. Mrozek, held ten meetings during fiscal 2010, three of which were held in person and seven of which were conducted by telephone, and did not take action by written consent. The Audit Committee met and held discussions with management and representatives from Ernst & Young prior to the public release of earnings information for each of our completed fiscal periods, and prior to each Quarterly Report on Form 10-Q and Annual Report on Form 10-K being filed with the Securities and Exchange Commission.

Our Board of Directors has determined that two members of the Audit Committee, specifically Ms. Richter and Mr. Mrozek, are "Audit Committee Financial Experts" as that term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934. In addition, each member of the Audit Committee is an "independent director," as such term is defined in Rule 5605(a)(2) of the NASDAQ Global Select Market's listing standards, and meets the criteria for independence set forth in Rule 5605(c)(2) of the NASDAQ Global Select Market's listing standards and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. Our Board of Directors has also determined that each of the Audit Committee members is able to read and understand fundamental financial statements and that at least one member of the Audit Committee has past employment experience in finance or accounting.

Compensation Committee

The Compensation Committee of the Board of Directors, which presently consists of Chair Wayne M. Fortun and Messrs. Bronson and Doyle, held six meetings during fiscal 2010, five of which were held in person and one of which was conducted by telephone, and did not take action by written consent. All members of the Compensation Committee are "independent directors" within the meaning of the NASDAQ Global Select Market's Rule 5605(a)(2) and "non-employee directors" within the meaning of Rule 16b-3(b)(3) under the Securities Exchange Act of 1934. The Compensation Committee reviews our remuneration policies and practices and makes recommendations to our board in connection with all compensation matters affecting our NEOs.

Ability of Shareholders to Communicate with the Company's Board of Directors

We have established means for shareholders and others to communicate with our board. If a shareholder wishes to address a matter regarding our financial statements, accounting practices or internal controls, the matter should be submitted in writing addressed to the Chair of the Audit Committee in care of the Corporate Secretary at our headquarters address. If the matter relates to our governance practices, business ethics or corporate conduct, it should be submitted in writing addressed to the Chair of the Corporate Governance Committee in care of the Corporate Secretary at our headquarters address. If the matter relates to our compensation practices, it should be submitted in writing addressed to the Chair of the Compensation Committee in care of the Corporate Secretary at our headquarters address. If a shareholder is unsure where to direct a communication, the shareholder may direct it in writing to the Chairman of the Board of Directors, or to any one of the independent directors of the company, in care of the Corporate Secretary at our headquarters address. As appropriate, these shareholder communications will be forwarded by the Corporate Secretary to the appropriate addressee.

Report of the Audit Committee

The Audit Committee has reviewed our audited consolidated financial statements for the last fiscal year, and has discussed them with management and the independent registered public accounting firm.

Specifically, the Audit Committee has discussed with Ernst & Young the matters required to be discussed by statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communication with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence, including a consideration of the compatibility of non-audit services with such independence.

The Audit Committee, based on the review and discussions described above with management and Ernst & Young, has recommended to our Board of Directors, which adopted this recommendation, that the audited consolidated financial statements be included in our Annual Report on Form 10-K for fiscal 2010 for filing with the Securities and Exchange Commission.

As reported:

Lynn Crump-Caine
Ernest J. Mrozek
Alice M. Richter

The Audit Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such acts.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was during fiscal 2010 an officer, former officer or employee of the company or any of its subsidiaries. During fiscal 2010, none of our executive officers served as a member of (i) the compensation committee of another entity, one of whose executive officers served on the Compensation Committee of our Board of Directors, (ii) the board of directors of another entity, one of whose executive officers served on the Compensation Committee of our Board of Directors, or (iii) the compensation committee (or other board committee performing equivalent functions, or in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of our Board of Directors.

Consideration of Director Candidates

The Corporate Governance Committee, together with the Chairman of the Board and other directors, recruits director candidates and presents qualified candidates to the board for consideration. At each annual shareholders' meeting, the board proposes to the shareholders a slate of nominees for election or re-election to the board. Shareholders may propose director nominees for consideration by the Corporate Governance Committee by submitting a recommendation in writing to the Chair of the Corporate Governance Committee, in care of our Corporate Secretary at our headquarters address. We use third party search firms to locate and evaluate qualified candidates.

Qualified director candidates, whether identified by shareholders or otherwise, will be considered without regard to race, color, religion, sex, ancestry, national origin or disability. The Corporate Governance Committee will consider each candidate's general business and industry experience, his or her ability to act on behalf of shareholders, overall board diversity, potential concerns regarding independence or conflicts of interest and other factors relevant in evaluating board nominees. The Corporate Governance Committee seeks directors who represent a mix of backgrounds and experiences that will enhance the quality of the board's deliberations and decisions. The Corporate Governance Committee considers a number of factors in its evaluation of diversity, including diversity with respect to viewpoint, skills, experience, community involvement, geography, age, race, gender and ethnicity. Based on these factors and the qualifications and background of each director, we believe the current composition of our board is diverse.

If the Corporate Governance Committee approves a candidate for further review following an initial screening, the Corporate Governance Committee will establish an interview process for the candidate. Generally, the candidate will meet with at least a majority of the members of the Corporate Governance Committee, along with the Chairman of the Board and our Chief Executive Officer. Contemporaneously with the interview process, the Corporate Governance Committee will conduct a comprehensive conflicts-of-interest assessment of the candidate. The Corporate Governance Committee will consider reports of the interviews and the conflicts-of-interest assessment to determine whether to recommend the candidate to the board. The Corporate Governance Committee will also take into consideration the candidate's personal attributes, including personal integrity, and concern for the company's success and welfare, willingness to apply sound and independent business judgment, awareness of a director's vital role in our good corporate citizenship and image, time available for meetings and consultation on company matters, and willingness to assume broad, fiduciary responsibility.

Shareholders who wish to nominate a candidate for election to our board at the annual meeting must comply with our advance notice bylaw described elsewhere in this proxy statement.

Code of Business Conduct and Ethics

We have adopted a Code of Conduct for our Board of Directors and a Code of Ethical Conduct for Senior Executives and Financial Managers. The latter of these codes, as applied to our principal financial officers, constitutes our "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act. These codes are posted on our website at http://www.gkservices.com. We will promptly disclose on our website amendments to certain provisions of these codes, and any waivers of provisions of these codes required to be disclosed under the rules of the SEC or the NASDAQ Global Select Market.

Voting Securities and Principal Holders Thereof

The following table sets forth, as of September 7, 2010, the record date for the annual meeting, certain information with regard to the beneficial ownership of our common stock and the voting power resulting from the ownership of such stock by (i) all persons known by us to be the owner, of record or beneficially, of more than 5% of our outstanding common stock, (ii) each of our directors and each of the nominees for election to our board, (iii) each NEO, and (iv) all executive officers and directors as a group, without regard to whether such persons are also reporting persons for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, the address of each of the following persons is 5995 Opus Parkway, Minnetonka, Minnesota 55343.

Name of Beneficial Owner[1]	Class A Common Stock Number of Shares	Percent of Class
Wright, Jeffrey L.[2]	140,482	*
Milroy, Douglas A.[3]	138,382	*
Wood, Robert G.[4]	86,529	*
Curran, Timothy N.[5]	54,103	*
Fortun, Wayne M.[6]	26,535	*
Pippin, M. Lenny[7]	21,200	*
Cotter, Jeffrey L.[8]	19,452	*
Bronson, John S.[9]	19,000	*
Richter, Alice M.[9]	18,500	*
Doyle, J. Patrick[10]	17,000	*
Mrozek, Ernest J.[10]	17,000	*
Crump-Caine, Lynn[11]	5,600	*
All executive officers and directors as a group (12 persons)[12]	563,783	3.04%
Dimensional Fund Advisors, Inc.[13] 6300 Bee Cave Road Austin, TX 78746	1,562,448	8.41%
Barclays Global Investors NA[13] 400 Howard Street San Francisco, CA 94105	1,401,367	7.55%
T. Rowe Price Associates, Inc.[13] 100 East Pratt Street Baltimore, MD 21202	1,240,240	6.68%

* Indicates an amount less than 1%.

(1) Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares shown opposite the name of such person or group.

(2) Includes 71,786 shares subject to stock options that are exercisable within 60 days and 42,306 shares of unvested restricted stock. Also includes 21,930 shares for which Mr. Wright shares voting power with his spouse.

(3) Includes 51,241 shares subject to stock options that are exercisable within 60 days and 67,065 shares of unvested restricted stock. Also includes 3,000 shares for which Mr. Milroy shares voting power with his spouse.

(4) Includes 51,326 shares subject to stock options that are exercisable within 60 days and 22,019 shares of unvested restricted stock. Also includes 4,720 shares pledged as security against a line of credit.

(5) Includes 29,764 shares subject to stock options that are exercisable within 60 days and 19,215 shares of unvested restricted stock.

(6) Includes 13,700 shares subject to stock options that are exercisable within 60 days.

(7) Includes 18,300 shares subject to stock options that are exercisable within 60 days.

(8) Includes 6,424 shares subject to stock options that are exercisable within 60 days and 11,563 shares of unvested restricted stock.

(9) Includes 12,700 shares subject to stock options that are exercisable within 60 days.

(10) Includes 11,700 shares subject to stock options that are exercisable within 60 days.

(11) Includes 4,400 shares subject to stock options that are exercisable within 60 days.

(12) Includes 295,741 shares subject to stock options that are exercisable within 60 days and 162,168 shares of unvested restricted stock.

(13) Based solely upon the most recent report filed with the Securities and Exchange Commission pursuant to Rule 13f-1 of the Securities Exchange Act of 1934, as amended.

The foregoing footnotes are provided for informational purposes only and each person disclaims beneficial ownership of shares owned by any member of his or her family, or held in trust for any other person, including family members, or held by a family limited partnership or foundation.

Certain Transactions

Our board reviews and approves any transactions with related parties in which the related person has or will have a material direct or indirect interest. Our board's related review and approval policies are not in writing, but in conducting such reviews and approving such transactions, among other things, our board considers the type of transaction proposed, appropriate regulatory requirements, the monetary value of the transaction, the nature of the goods and/or services involved and whether the transaction may influence the related person's ability to exercise independent business judgment when conducting the company's business and affairs.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NASDAQ Global Select Market. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms furnished to the company, or written representations that no Forms 5 were required, we believe that during fiscal 2010, our officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements.

Proposals of Shareholders for the 2011 Annual Meeting

Rule 14a-8

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, some shareholder proposals may be eligible for inclusion in our 2011 proxy statement. These shareholder proposals must be submitted, along with proof of ownership of our stock in accordance with Rule 14a-8(b)(2), to our principal executive offices in care of our Corporate Secretary. Failure to deliver a proposal by one of these means may result in it not being deemed timely received. We must receive all submissions no later than June 7, 2011. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement.

Advance Notice Provision

Our Amended and Restated Bylaws also have an advance notice procedure that shareholders must comply with to bring business before an annual meeting of shareholders, including the nomination of directors. The advance notice procedure requires that a shareholder interested in presenting a proposal for action at an annual meeting of shareholders must deliver a written notice of the proposal, together with certain specified information relating to such shareholder's stock ownership, identity and other matters, to our Corporate Secretary at least 120 days in advance of the date that our proxy statement was released to shareholders in connection with the previous year, or if no annual meeting was held, or if the date of the annual meeting has changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, the notice must be received not less than 120 days in advance of the first date that the solicitation was made. We currently contemplate mailing our 2010 proxy statement to our shareholders in late September 2010. Therefore, proposals must be submitted in accordance with the foregoing by June 7, 2011.

Due to the complexity of the respective rights of the shareholders and the company under Rule 14a-8 and the advance notice provision, any shareholder desiring to propose such an action is advised to consult with his or her legal counsel with respect to such rights. We suggest that any such proposal be submitted to us by certified mail, return receipt requested.

Discretionary Proxy Voting Authority/ Untimely Shareholder Proposals

Rule 14a-4 promulgated under the Securities and Exchange Act of 1934 governs our use of our discretionary proxy voting authority with respect to a shareholder proposal that the shareholder has not sought to include in our proxy statement. As set forth above, shareholders must comply with the advance notice procedure in our bylaws if they are to submit a proposal for consideration at our annual meeting. We do not intend to entertain any proposals or nominations at the annual meeting that do not meet the requirements set forth in our bylaws. If the shareholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such shareholder proposal or nomination.

Shareholders Sharing an Address

Shareholders sharing an address with another shareholder may receive only one copy of our annual report and proxy materials at that address unless they have provided contrary instructions. Any such shareholder who wishes to receive a separate annual report or set of proxy materials now or in the future may write us to request a separate copy of these materials from Investor Relations, G&K Services, Inc., 5995 Opus Parkway, Minnetonka, MN 55343, or by calling Investor Relations, at (952) 912-5500. Any shareholders sharing an address with another shareholder can request delivery of a single copy of annual reports or proxy statements if they are receiving multiple copies of annual reports or proxy statements by contacting us as set forth above.

Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended July 3, 2010, as filed with the SEC, including the financial statements, schedules and list of exhibits, and any exhibit specifically requested, will be furnished without charge to any shareholder upon written request. Please write or call our Director of Investor Relations at the following address or telephone number: G&K Services, Inc., 5995 Opus Parkway, Minnetonka, Minnesota 55343; phone (952) 912-5500. You may also access a copy of our Form 10-K on both our website at http://www.gkservices.com and the SEC's website at http://www.sec.gov.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on November 4, 2010

Our proxy statement and 2010 Annual Report are available at www.gkservices.com.

Directions to the Meeting

You may request directions to the annual meeting by writing or calling our Director of Investor Relations at the following address or telephone number: G&K Services, Inc., 5995 Opus Parkway, Minnetonka, Minnesota 55343; phone (952) 912-5500.

Solicitation

We will bear the cost of preparing, assembling and mailing the proxy, proxy statement, annual report and other material which may be sent to the shareholders in connection with this solicitation. Brokerage houses and other custodians, nominees and fiduciaries may be requested to forward soliciting material to the beneficial owners of stock, in which case they will be reimbursed by us for their expenses in doing so. Proxies are being solicited primarily by mail, but, in addition our officers and regular employees may solicit proxies personally, by telephone, by special letter, or via the Internet.

Our Board of Directors does not intend to present to the meeting any other matter not referred to above and does not presently know of any matters that may be presented to the meeting by others. However, if other matters come before the meeting, it is the intent of the persons named in the enclosed proxy to vote the proxy in accordance with their best judgment.

By Order of the Board of Directors
G&K Services, Inc.



Jeffrey L. Cotter
Vice President, General Counsel and Corporate Secretary

G&K SERVICES, INC.
~~2006~~RESTATED EQUITY INCENTIVE PLAN (2010)

1. *Purpose.* The purpose of **the** G&K Services, Inc. ~~2006~~**Restated** Equity Incentive Plan (**2010) (**the "Plan") is to motivate ~~directors,~~ key employees and advisors ~~to produce~~ a superior return to the ~~stockholders~~**shareholders** of G&K Services, Inc. by offering them an opportunity to ~~participate in~~ ~~stockholder~~**shareholder** gains, by facilitating stock ownership and by rewarding ~~them for~~ achieving a high level of corporate financial performance. The Plan is also intended to facilitate recruiting and retaining talented executives for key positions by providing an attractive capital accumulation opportunity. The Plan was **initially** adopted by the Board (as defined below) ~~on August 23, 2006,~~ **as the G & K Services, Inc. 2006 Equity Incentive Plan on August 23, 2006, and approved by the shareholders at the annual meeting of shareholders held November 16, 2006. The Plan as restated was adopted by the Board on August 19, 2010,** subject to the approval of ~~stockholders~~ **shareholders** at the annual meeting of ~~stockholders~~**shareholders** scheduled for November ~~16, 2006.~~**4, 2010.**

2. *Definitions.*

   2.1. The following terms, whenever used in this Plan, shall have the meanings set forth below:

   (a) "Affiliate" means any corporation or limited liability company, a majority of the voting stock or membership interests of which is directly or indirectly owned by the Company, and any partnership or joint venture designated by the Committee in which any such corporation or limited liability company is a partner or joint venturer.

   (b) "Award" means a grant made under this Plan in the form of Performance Shares, Restricted Stock, Restricted Stock Units, Options, Performance Units, Stock Appreciation Rights, or Stock Awards.

   (c) "Award Agreement" means a written agreement or other communication evidencing the terms and conditions of an Award in the form of either an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or a certificate, notice, term sheet or similar communication.

   (d) "Beneficiary" means the person or persons determined in accordance with Section 13.

   (e) "Board" means the Board of Directors of the Company.

   (f) "Change in Control" means the occurrence of any of the following events:

   (i) any "Person" within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the "Act") (other than the Company or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company) becomes the "Beneficial Owner" within the meaning of Rule 13d-3 promulgated under the Act of 30% or more of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors; excluding, however, any circumstance in which such beneficial ownership resulted from any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or by any corporation controlling, controlled by, or under common control with, the Company;

   (ii) a change in the composition of the Board since August 23, 2006, (the "Effective Date"), such that the individuals who, as of such date, constituted the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of such Board; provided that any individual who becomes a director of the Company subsequent to the Effective Date whose election, or nomination for election by the Company's ~~stockholders~~**shareholders**, was approved by the vote of at ~~least a majority~~ of the directors then comprising the Incumbent Board shall be deemed a member of the Incumbent Board; and provided further that any individual who was initially elected as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Act, or any other actual or threatened solicitation of proxies or consents by or on behalf of any person or entity other than the Board shall not be deemed a member of the Incumbent Board;

   (iii) a reorganization, recapitalization, merger or consolidation (a "Corporate Transaction") involving the Company, unless securities representing 60% or more of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Company or the corporation resulting from such Corporate Transaction (or the parent of such corporation) are held subsequent to such transaction by the person or persons who were the beneficial holders of the outstanding voting securities entitled to vote generally in the election of directors of the Company immediately prior to such Corporate Transaction, in substantially the same proportion as their ownership immediately prior to such Corporate Transaction; or

   (iv) the sale, transfer or other disposition of all or substantially all of the assets of the Company.

   (g) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

   (h) "Committee" has the meaning set forth in Section 3.

(i) "Company" means G&K Services, Inc., a Minnesota corporation.

(j) "Deferred Stock Units" has the meaning set forth in Section 9.

(k) "Employee" means an individual who is a common law employee (including an officer or director who is also an employee) of the Company or an Affiliate.

(l) "Fair Market Value" means, on a given date, (i) if there should be a public market for the Shares on such date, the price at which a Share was last sold (i.e., closing market price) on the principal United States market for the Shares, or, if no sale of Shares shall have been reported on such principal United States market on such date, then the immediately preceding date on which sales of the Shares have been so reported shall be used, and (ii) if there should not be a public market for the Shares on such date, the Fair Market Value shall be the value established by the Committee in good faith.

(m) "Incentive Stock Option" means any Option designated as such and granted in accordance with the requirements of Section 422 of the Code.

(n) "Non-Qualified Stock Option" means an Option other than an Incentive Stock Option.

(o) "Option" means a right to purchase Stock awarded under Section 10.

(p) "Other Stock-Based Awards" means Awards granted pursuant to Section 12.

(q) "Participant" means a person described in Section 5 designated by the Committee to receive an Award under the Plan.

(r) "Performance Cycle" means the period of time as specified by the Committee over which Performance Shares or Performance Units are to be earned.

(s) "Performance Shares" means an Award made pursuant to Section 6 which entitles a Participant to receive Shares, their cash equivalent, or a combination thereof, based on the achievement of performance targets during a Performance Cycle.

(t) "Performance Units" means an Award made pursuant to Section 6 which entitles a Participant to receive cash, Stock, or a combination thereof, based on the achievement of performance targets during a Performance Cycle.

(u) "Plan" means ~~**this 2006**~~**the G&K Services, Inc. Restated** Equity Incentive Plan **(2010)**, as amended from time to time.

(v) "Qualifying Performance Criteria" has the meaning set forth in Section 16.2.

(w) "Restricted Stock" means Stock granted under Section 7 that is subject to restrictions imposed pursuant to said Section.

(x) "Restricted Stock Unit" means a grant under Section 9 of the right to receive a Share subject to vesting and such other restrictions imposed pursuant to said Section, together with dividend equivalents with respect to such Share if and as so determined by the Committee.

(y) "Share" means a share of Stock.

(z) "Stock" means the Class A Common Stock, $.50 par value per share, of the Company, as such class of Stock may be redesignated or renamed from time to time.

(aa) "Stock Appreciation Right" means a right awarded to a Participant pursuant to Section 11 that entitles the Participant to receive, in cash, Stock or a combination thereof, as determined by the Committee, an amount equal to or otherwise based on the excess of (a) the Fair Market Value of a Share at the time of exercise over (b) the exercise price of the right, as established by the Committee on the date the Award is granted.

(bb) "Stock Award" means an award of Stock granted to a Participant pursuant to Section 8.

(cc) "Term" means the period during which an Option or Stock Appreciation Right may be exercised or the period during which the restrictions placed on a Restricted Stock Unit or Restricted Stock are in effect.

2.2. *Gender and Number.* Except when otherwise indicated by context, reference to the masculine gender shall include, when used, the feminine gender and any term used in the singular shall also include the plural.

3. *Administration.*

3.1. *Administration of the Plan.* The Plan shall be administered by the Compensation Committee of the Board or such other committee selected by the Board and consisting of two or more members of the Board (the "Committee"). Any power of the Committee may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Act, or cause an Award not to qualify for treatment as "performance based compensation" under Section 162(m) of the Code. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. The Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Affiliate, and/or to one or more agents.

3.2. *Powers of the Committee.* Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to take all actions that it determines to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are eligible to be granted Awards under Section 5, to which of such persons, if any, Awards shall be granted hereunder and the timing of any such Awards; (iii) to grant

Awards to Participants and determine the terms and conditions of Awards, including the number of Shares subject to Awards, the exercise or exercise price of such Shares, **and** the circumstances under which Awards become exercisable or vested or are forfeited or expire**, and the extent to which reimbursement to the Company or any Affiliate of any payment of cash or Shares under any Award shall be required**, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events, or other factors; (iv) to establish and certify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting, and/or ability to retain any Award; (v) to prescribe and amend the terms of Award Agreements or other documents relating to Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (vi) to determine whether, and the extent to which, adjustments are required pursuant to Section 25; (vii) to interpret and construe this Plan, any rules and regulations under this Plan, and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions in good faith and for the benefit of the Company; and (viii) to make all other determinations deemed necessary or advisable for the administration of this Plan.

3.3. *Determinations by the Committee.* All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan, and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, Beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

4. *Shares Available Under the Plan; Limitation on Awards.*

4.1. *Aggregate Limits.* Subject to adjustment as provided in Section 25, the aggregate number of Shares issuable pursuant to all Awards under this Plan shall not exceed ~~**2,000,000**~~**3,000,000** Shares. Awards of Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, and Stock cannot exceed ~~**667,000 Shares of the 2,000,000 Shares authorized. Said amounts**~~**1,000,000 Shares of the 3,000,000 Shares authorized. Awards of Performance Units that entitle a Participant to a payment only of cash (and not of Stock) shall not reduce the number of Shares available for issuance under the Plan. Shares available for issuance under the Plan** may be increased by the number of adjusted Company Shares available for issuance under any equity incentive plan assumed by the Company in connection with a merger or other acquisition but only if and to the extent determined by the Committee in its sole discretion. The Shares issued pursuant to Awards granted under this Plan may consist, in whole or in part, of authorized but unissued Stock or treasury Stock not reserved for any other purpose.

4.2. *Issuance of Shares.* For purposes of this Section 4, the aggregate number of Shares available for Awards under this Plan at any time shall not be reduced by Shares subject to Awards that have been canceled, expired, or forfeited, but shall be reduced by the portion of Awards settled in cash **(other than Awards of Performance Units that entitle a Participant to a payment only of cash and not of Stock)** or withheld in connection with the exercise or settlement of an Award. Net Share counting shall not be used to determine the number of Shares available for Awards, nor shall Shares tendered in connection with the exercise of an Award affect the number of Awards available for issuance under the Plan.

4.3. *Tax Code Limits.* No Participant may be awarded in any calendar year Awards covering an aggregate of more than 250,000 Shares, which limits shall be calculated and adjusted pursuant to Section 25 only to the extent that such calculation or adjustment will not affect the status of any Award theretofore issued or that may thereafter be issued as "performance based compensation" under Section 162(m) of the Code. The maximum amount payable pursuant to that portion of a Performance Unit granted under this Plan in any calendar year to any Participant that is intended to satisfy the requirements for "performance based compensation" under Section 162(m) of the Code shall be a dollar amount not to exceed $5,000,000.

5. *Participation.* Participation in the Plan shall be limited to Employees, prospective employees, directors or advisors of the Company or an Affiliate selected by the Committee. Options intending to qualify as Incentive Stock Options may only be granted to Employees of the Company or any subsidiary within the meaning of the Code. Participation is entirely at the discretion of the Committee, and is not automatically continued after an initial period of participation.

6. *Performance Shares and Performance Units.* An Award of Performance Shares or Performance Units, under the Plan shall entitle the Participant to future payments or Shares or a combination thereof based upon the level of achievement with respect to one or more pre-established performance criteria (including Qualifying Performance Criteria) established for a Performance Cycle.

6.1. *Amount of Award.* The Committee shall establish a maximum amount of a Participant's Award, which amount shall be denominated in Shares in the case of Performance Shares or in dollars in the case of Performance Units.

6.2. *Communication of Award.* Each Award Agreement evidencing an Award of Performance Shares or Performance Units shall contain provisions regarding (i) the target and maximum amount payable to the Participant pursuant to the Award, (ii) the performance criteria and level of achievement versus the criteria that shall determine the amount of such payment, (iii) the Performance Cycle as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the Award prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan, as may be determined from time to time by the Committee.

6.3. *Performance Criteria.* Performance criteria established by the Committee shall relate to corporate, group, unit or individual performance, and may be established in terms of earnings, growth in earnings, ratios of earnings to equity or assets, or such other measures or standards determined by the Committee; provided, however, that the performance criteria for any portion of an Award of Performance Shares or Performance Units that is intended by the Committee to satisfy the requirements for "performance-based compensation" under Code Section 162(m) shall be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time the Award is granted. Multiple performance targets may be used and the components of multiple performance targets may be given the same or different weighting in determining the amount of an Award earned, and may relate to absolute performance or relative performance measured against other groups, units, individuals or entities.

6.4. *Discretionary Adjustments.* Notwithstanding satisfaction of any performance goals, the amount paid under an Award of Performance Shares or Performance Units on account of either financial performance or personal performance evaluations may be reduced by the Committee on the basis of such further considerations as the Committee shall determine.

6.5. *Payment of Awards.* Following the conclusion of each Performance Cycle, the Committee shall determine the extent to which performance criteria have been attained, and the satisfaction of any other terms and conditions with respect to an Award relating to such Performance Cycle. The Committee shall determine what, if any, payment is due with respect to an Award and whether such payment shall be made in cash, Stock or a combination thereof. Payment shall be made in a lump sum or installments, as determined by the Committee at the time the Award is granted, commencing as promptly as practicable following the end of the applicable Performance Cycle, subject to such terms and conditions and in such form as may be prescribed by the Committee. Payment in Stock may be in Restricted Stock or Restricted Stock Units, as determined by the Committee at the time the Award is granted.

6.6. *Termination of Employment.* Unless the Committee provides otherwise:

(a) *Due to Death or Disability.* If a Participant who is an Employee ceases to be an Employee or if a Participant who is a director ceases to be a director before the end of a Performance Cycle, in either case by reason of death or permanent disability, the Performance Cycle for such Participant for the purpose of determining the amount of Award payable shall end at the end of the calendar quarter immediately preceding the date on which said Participant ceased to be an Employee or director, as the case may be. The amount of an Award payable to a Participant (or the Beneficiary of a deceased Participant) to whom the preceding sentence is applicable shall be paid at the end of the Performance Cycle, and shall be that fraction of the Award computed pursuant to the preceding sentence, the numerator of which is the number of calendar quarters during the Performance Cycle during all of which said Participant was an Employee or director and the denominator of which is the number of full calendar quarters in the Performance Cycle.

(b) *Due to Reasons Other Than Death or Disability.* Upon any other termination of employment as an Employee or director of a Participant during a Performance Cycle, participation in the Plan shall cease and all outstanding Awards of Performance Shares or Performance Units to such Participant shall be cancelled.

7. *Restricted Stock Awards.* An Award of Restricted Stock under the Plan shall consist of Shares, the grant, issuance, retention, vesting and/or transferability of which are subject, during specified periods of time, to such conditions and terms as the Committee deems appropriate. Restricted Stock granted pursuant to the Plan need not be identical, but each grant of Restricted Stock must contain and be subject to the terms and conditions set forth below.

7.1. *Award Agreement.* Each Award of Restricted Stock shall be evidenced by an Award Agreement. Each Award Agreement shall contain provisions regarding (i) the number of Shares subject to the Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment, (iii) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Restricted Stock as may be determined from time to time by the Committee, (iv) restrictions on the transferability of the Award and (v) such further terms and conditions, in each case not inconsistent with this Plan, as may be determined from time to time by the Committee. Shares issued under an Award of Restricted Stock may be issued in the name of the Participant and held by the Participant or held by the Company, in each case as the Committee may provide.

7.2. *Vesting and Lapse of Restrictions.* The grant, issuance, retention, vesting and/or settlement of Shares of Restricted Stock shall occur at such time and in such installments as determined by the Committee or under criteria established by the Committee. The Committee shall have the right to make the timing of the grant and/or the issuance, ability to retain, vesting and/or settlement of Shares of Restricted Stock subject to continued employment, passage of time and/or such performance criteria as deemed appropriate by the Committee.

7.3. *Rights as a ~~Stockholder~~Shareholder.* Unless otherwise determined by the Committee, a Participant shall have all voting, dividend, liquidation and other rights with respect to Restricted Stock held by such Participant as if the Participant held unrestricted Stock; provided that the unvested portion of any award of Restricted Stock shall be subject to any restrictions on transferability or risks of forfeiture imposed pursuant to Sections 7.1, 7.2 and 7.4. Unless the Committee otherwise determines or unless the terms of the applicable Award Agreement or grant provides otherwise, any non-cash dividends or distributions paid with respect to shares of unvested Restricted Stock shall be subject to the same restrictions and vesting schedule as the Shares to which such dividends or distributions relate.

7.4. *Termination of Employment.* Unless the Committee provides otherwise:

(a) *Due to Death or Disability.* If a Participant who is an Employee ceases to be an Employee or if a Participant who is a director ceases to be a director prior to the lapse of restrictions on Shares of Restricted Stock, in either case by reason of death or permanent disability, all restrictions on Shares of Restricted Stock held for the Participant's benefit shall immediately lapse.

(b) *Due to Reasons Other Than Death or Disability.* Upon any other termination of employment as an Employee or director prior to the lapse of restrictions, participation in the Plan shall cease and all Shares of Restricted Stock held for the benefit of a Participant shall be forfeited by the Participant.

7.5. *Certificates.* The Committee may require that certificates representing Shares of Restricted Stock be retained and held in escrow by a designated employee or agent of the Company or any Affiliate until any restrictions applicable to Shares of Restricted Stock so retained have been satisfied or lapsed. Each certificate issued in respect to an Award of Restricted Stock may, at the election of the Committee, bear the following legend:

"This certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture provisions and restrictions against transfer) contained in the ~~2006~~**G&K Services, Inc. Restated** Equity Incentive Plan **(2010)** and the Restricted Stock Award. Release from such terms and conditions shall obtain only in accordance with the provisions of the Plan and the Award, a copy of each of which is on file in the office of the Secretary of G&K Services, Inc."

8. *Stock Awards.*

8.1. *Grant.* A Participant may be granted one or more Stock Awards under the Plan. Stock Awards shall be subject to such terms and conditions, consistent with the other provisions of the Plan, as may be determined by the Committee.

8.2. *Rights as a* ~~**Stockholder**~~**Shareholder**. A Participant shall have all voting, dividend, liquidation and other rights with respect to Shares issued to the Participant as a Stock Award under this Section 8 upon the Participant becoming the holder of record of the Shares granted pursuant to such Stock Award; provided that the Committee may impose such restrictions on the assignment or transfer of Shares awarded pursuant to a Stock Award as it considers appropriate.

9. *Restricted Stock Units.* Restricted Stock Units are Awards denominated in units under which the issuance of Shares is subject to such conditions and terms as the Committee deems appropriate. Restricted Stock Units granted pursuant to the Plan need not be identical, but each grant of Restricted Stock Units must contain and be subject to the terms and conditions set forth below. Restricted Stock Units may be granted without vesting or forfeiture restrictions. Such Restricted Stock Units may also be called "Deferred Stock Units," in the discretion of the Committee.

9.1. *Award Agreement.* Each Award of Restricted Stock Units shall be evidenced by an Award Agreement. Each Award Agreement shall contain provisions regarding (i) the number of Restricted Stock Units subject to such Award or a formula for determining such number, (ii) the purchase price of the Shares subject to the Award, if any, and the means of payment, (iii) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Restricted Stock Units as may be determined from time to time by the Committee, (iv) restrictions on the transferability of the Award, and (v) such further terms and conditions in each case not inconsistent with this Plan as may be determined from time to time by the Committee.

9.2. *Vesting and Lapse of Restrictions.* The grant, issuance, retention, vesting and/or settlement of Restricted Stock Units shall occur at such time and in such installments as determined by the Committee or under criteria established by the Committee. The Committee shall have the right to make the timing of the grant and/or the issuance, ability to retain, vesting and/or settlement of Restricted Stock Units subject to continued employment, passage of time and/or such performance criteria as deemed appropriate by the Committee.

9.3. *Rights as a ~~Stockholder~~Shareholder.* Participants shall have no voting rights with respect to Shares underlying Restricted Stock Units unless and until such Shares are reflected as issued and outstanding shares on the Company's stock ledger. Shares underlying Restricted Stock Units shall be entitled to dividends or dividend equivalents only to the extent provided by the Committee. If an Award of Restricted Stock Units includes dividend equivalents, an amount equal to the dividends that would have been paid if the Restricted Stock Units had been issued and outstanding Shares as of the record date for the dividends shall be paid to the Participant in cash subject to applicable withholding taxes in accordance with the terms of the Award as determined by the Committee, **to the extent** consistent with Section 409A of the Code.

9.4. *Termination of Employment.* Unless the Committee provides otherwise:

(a) *Due to Death or Disability.* If a Participant who is an Employee ceases to be an Employee or if a Participant who is a director ceases to be a director, in either case by reason of the Participant's death or permanent disability, all restrictions on the Restricted Stock Units of the Participant shall lapse in accordance with the terms of the Award as determined by the Committee.

(b) *Due to Reasons Other Than Death or Disability.* For Awards designated Restricted Stock Units by the Committee, if a Participant ceases employment as an Employee or director for any reason other than death or permanent disability, all Restricted Stock Units of the Participant and all rights to receive dividend equivalents thereon shall immediately terminate without notice of any kind and shall be forfeited by the Participant. The forgoing sentence shall not apply to an Award designated as a Deferred Stock Unit by the Committee unless the Committee provides to the contrary in the Award.

10. *Options.* The Committee may grant an Option or provide for the grant of an Option, either from time-to-time in the discretion of the Committee or automatically upon the occurrence of specified events, including, without limitation, the achievement of performance goals (which may include Qualifying Performance Criteria). Except to the extent provided herein, no Participant (or Beneficiary of a deceased Participant) shall have any rights as a ~~stockholders~~**shareholder** with respect to any Shares subject to an Option granted hereunder until said Shares have been issued. Options granted pursuant to the Plan need not be identical, but each Option must contain and be subject to the terms and conditions set forth below.

10.1. *Type of Option; Number of Shares.* Each Option shall be evidenced by an Award Agreement identifying the Option represented thereby as an Incentive Stock Option or Non-Qualified Stock Option, as the case may be, and the number of Shares to which the Option applies.

10.2. *Exercise Price.* The exercise price under each Option shall be established by the Committee and shall not be less than the Fair Market Value of the Shares subject to the Option on the date of grant; provided, however, that the exercise price per Share with respect to an Option that is granted in connection with a merger or other acquisition as a substitute or replacement award for options held by optionees of the acquired entity may be less than 100% of the Fair Market Value on the date such Option is granted.

10.3. *Exercisability.* The Committee shall have the right to make the timing of the ability to exercise any Option subject to continued employment, the passage of time and/or such performance requirements as deemed appropriate by the Committee.

10.4. *Exercise Term.* Each Option shall have a Term established by the Committee, provided that no Incentive Stock Option shall be exercisable after ten years from the date of grant.

10.5. *Payment for Shares.* The exercise price of the Shares with respect to which an Option is exercised shall be payable at the time of exercise in accordance with procedures established by the Company. The exercise price of any Option may be paid in cash or, to the extent allowed by the Committee, an irrevocable commitment by a broker to pay over such amount from a sale of the Shares issuable under an Option, the delivery (either physically or by attestation) of previously-owned Shares, or a combination thereof.

10.6. *No Repricing.* Other than in connection with a change in the Company's capitalization (as described in Section 25), an Option may not be re-priced without ~~stockholders~~**shareholder** approval (including canceling previously awarded Options and re-granting them with a lower exercise price).

10.7. *No Reload Grants.* Stock Options shall not be granted under the Plan in consideration for and shall not be conditioned upon the delivery of Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option or stock appreciation right.

10.8. *Incentive Stock Options.* In the case of an Incentive Stock Option, each Option shall be subject to any terms, conditions and provisions as the Committee determines necessary or desirable in order to qualify the Option as an Incentive Stock Option. Notwithstanding anything to the contrary in this Section 10, in the case of an Incentive Stock Option (a) if the Participant owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (a "10% ~~Stockholder~~**Shareholder**"), the exercise price of such Option must be at least 110 percent of the Fair Market Value of the Common Stock on the date of grant, and the Option must expire within a period of not more than five years from the date of grant, and (b) termination of employment will be deemed to occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its subsidiaries. **Options designated as Incentive Stock Options may not be issued more than ten years after the date that the Plan was adopted, or the date the Plan was approved by shareholders, whichever is later. If this Plan as restated is approved by the shareholders in accordance with Minnesota Statute Section 302A.437, at the next annual meeting, the Plan shall be considered to have been adopted as of the date of the next annual meeting with respect to the number of Shares available for issuance as of that date.** Notwithstanding anything in this Section 10 to the contrary, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and shall be deemed Non-Qualified Stock Options) to the extent that either (i) the aggregate Fair Market Value of Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Affiliate) exceeds $100,000, taking Options into account in the order in which they were granted, and (ii) such Options otherwise remain exercisable but are not exercised within three months of termination of employment (or such other period of time provided in Section 422 of the Code).

10.9. *Termination of Employment.*

(a) *Due to Death or Disability.* If a Participant who is an Employee ceases to be an Employee or if a Participant who is a director ceases to be a director in either case by reason of death or permanent disability, each outstanding Option shall become exercisable to the extent and for such period or periods determined by the Committee but not beyond the expiration date of said Option. If a Participant dies before exercising all outstanding Options, the outstanding Options shall be exercisable by the Participant's Beneficiary.

(b) *Due to Reasons Other Than Death or Disability.* Unless the Committee provides otherwise, upon any other termination of employment as an Employee or director, all rights of the Participant under this Plan shall immediately terminate without notice of any kind.

11. *Stock Appreciation Rights.*

11.1. *General.* An Award of a Stock Appreciation Right shall entitle the Participant, subject to terms and conditions determined by the Committee to receive upon exercise of the right an amount equal to or otherwise based on the excess of (a) the Fair Market Value of a Share at the time of exercise over (b) the exercise price of the right, as established by the Committee on the date the Award is granted. Stock Appreciation Rights may be granted to Participants from time to time either in tandem with, or as a component of, an Option granted under Section 10, other Awards granted under the Plan or stock options granted under any other Company equity compensation plan ("tandem SARs") or without reference to other Awards or stock options ("free-standing SARs"). Any Stock Appreciation Right granted in tandem with an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option. The Committee may provide that the exercise of a tandem SAR will be in lieu of the exercise of the stock option or Award in connection with which the tandem SAR was granted. A tandem SAR may not be exercised at any time when the per Share Fair Market Value of the Shares to which it relates does not exceed the exercise price of the Option associated with the tandem SAR. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 10, and all tandem SARs shall have the same vesting, exercisability, forfeiture and termination provisions as such Award or stock option to which they relate. Subject to the foregoing sentence and the terms of the Plan, the Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate.

11.2. *Exercise Price.* The per Share price for exercise of Stock Appreciation Rights shall be determined by the Committee, but shall be a price that is equal to or greater than 100% of the Fair Market Value of the Shares subject to the Award on the date of grant; provided, however, that the per Share exercise price with respect to a Stock Appreciation Right that is granted in connection with a merger or other acquisition as a substitute or replacement award for stock appreciation rights held by awardees of the acquired entity may be less than 100% of the Fair Market Value on the date such Award is granted.

11.3. *No Repricing.* Other than in connection with a change in the Company's capitalization (as described in Section 25), a Stock Appreciation Right may not be re-priced without ~~**stockholder**~~ **shareholder** approval (including canceling previously awarded Stock Appreciation Rights and re-granting them with a lower exercise price).

11.4. *No Reload Grants.* Stock Appreciation Rights shall not be granted under the Plan in consideration for and shall not be conditioned upon the delivery of Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option or stock appreciation right.

11.5. *Termination of Employment.*

(a) *Due to Death or Disability.*

(i) If a Participant who is an Employee ceases to be an Employee or if a Participant who is a director ceases to be a director, in either case by reason of death or permanent disability, each outstanding freestanding SAR shall become exercisable to the extent and for such period or periods determined by the Committee but not beyond the expiration date of said Stock Appreciation Right.

(ii) If a Participant who is an Employee ceases to be an Employee or if a Participant who is a director ceases to be a director, in either case by reason of death or permanent disability, each outstanding tandem SAR shall become exercisable to the extent and for such period or periods determined by the Committee but not beyond the expiration date of said Stock Appreciation Right. If a Participant dies before exercising all tandem SARs, the outstanding tandem SARs shall be exercisable by the Participant's Beneficiary.

(b) *Due to Reasons Other Than Death or Disability.* Unless the Committee provides otherwise, upon any other termination of employment as an Employee or director, all rights of the Participant under this Plan shall immediately terminate without notice of any kind.

11.6 *Payment.* Upon exercise of a Stock Appreciation Right, payment shall be made in the form of cash, Shares or a combination thereof as determined by the Committee at the time the Award is granted. However, notwithstanding any other provisions of this Plan, in no event may the payment (whether in cash or Stock) upon exercise of a Stock Appreciation Right exceed an amount equal to 100% of the Fair Market Value of the Shares subject to the Stock Appreciation Right at the time of grant.

12. *Other Stock-Based Awards.* The Committee, in its sole discretion, may grant or sell Awards of Shares and Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares. Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine the number of Shares to be awarded to a Participant under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

13. *Nontransferability of Rights.* Unless the Committee provides otherwise, (i) no rights under any Award will be assignable or transferable and no Participant or Beneficiary will have any power to anticipate, alienate, dispose of, pledge or encumber any rights under any Award, and (ii) the rights and the benefits of any Award may be exercised and received during the lifetime of the Participant only by the Participant or by the Participant's legal representative. The Participant may, by completing and signing a written beneficiary designation form which is delivered to and accepted by the Company, designate a beneficiary

to receive any payment and/or exercise any rights with respect to outstanding Awards upon the Participant's death. If at the time of the Participant's death there is not on file a fully effective beneficiary designation form, or if the designated beneficiary did not survive the Participant, the person or persons surviving at the time of the Participant's death in the first of the following classes of beneficiaries in which there is a survivor, shall have the right to receive any payment and/or exercise any rights with respect to outstanding Awards:

(a) Participant's surviving spouse;

(b) Equally to the Participant's children, except that if any of the Participant's children predecease the Participant but leave descendants surviving, such descendants shall take by right of representation the share their parent would have taken if living;

(c) Participant's surviving parents equally;

(d) Participant's surviving brothers and sisters equally; or

(e) The legal representative of the Participant's estate.

If a person in the class surviving dies before receiving any payment and/or exercising any rights with respect to outstanding Awards (or the person's share of any payment and/or rights in case of more than one person in the class), that person's right to receive any payment and/or exercise any rights with respect to outstanding Awards will lapse and the determination of who will be entitled to receive any payment and/or exercise any rights with respect to outstanding Awards will be determined as if that person predeceased the Participant.

14. *Termination of Employment.*

14.1. Transfers of employment between the Company and an Affiliate, or between Affiliates, will not constitute termination of employment for purposes of any Award.

14.2. Subject to compliance with applicable law, the Committee may specify whether any authorized leave of absence or absence for military or government service or for any other reasons will constitute a termination of employment for purposes of the Award and the Plan.

15. *Change in Control.* In the event of a Change in Control after the Effective Date, the Committee may (subject to ~~**Section**~~**Sections** 25 **and 30**), but shall not be obligated to, (a) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an Award, (b) cancel Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and Stock Appreciation Rights, may equal the excess, if any, of the value of the consideration to be paid in the Change in Control transaction to holders of the same number of Shares subject to such Options or Stock Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or Stock Appreciation Rights) over the aggregate exercise price of such Options or Stock Appreciation Rights, and which for Performance Shares and Performance Units may be determined as if the Performance Cycle ended as of the close of the calendar quarter preceding the consummation of the Corporate ~~**Transition**~~**Transaction**, with a pro rata portion of the Award payable based upon the number of completed calendar quarters in the Performance Cycle, (c) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion, or (d) provide that for a period of at least 30 days prior to the Change in Control, Options or Awards shall be exercisable as to all Shares subject thereto and that upon the occurrence of the Change in Control, such Option or Awards shall terminate and be of no further force and effect.

16. *Qualifying Performance-Based Compensation.*

16.1. *General.* The Committee may specify that all or a portion of any Award is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code; provided that the performance criteria for any portion of an Award that is intended by the Committee to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time such Award is granted. The Committee shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Notwithstanding satisfaction of any performance goals, the number of Shares issued or the amount paid under an Award may be reduced by the Committee on the basis of such further considerations as the Committee shall determine.

16.2. *Qualifying Performance Criteria.* For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Affiliate, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified and determined by the Committee: (a) cash flow, (b) earnings per share of the Company, (c) earnings before interest, taxes and amortization, (d) share price performance, (e) return on capital, (f) return on assets or net assets, (g) revenue, (h) net earnings or net income, (i) operating income or net operating income, (j) operating profit or net operating profit, (k) operating margin or profit margin, (l) return on operating revenue, (m) return on invested capital, (n) market segment share, (o) brand recognition/acceptance, (p) customer satisfaction, (q) return on equity ~~**or (r) total stockholder return**~~**, (r) total shareholder return, (s) growth in sales, (t) productivity ratios, (u) expense targets, (v) working capital targets, or (w) operating efficiencies.** The Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a Performance Cycle: (i) asset write-down, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in or under provisions under tax laws, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganizations or restructuring programs, and (v) any extraordinary nonrecurring items as described in **FASB Accounting**

PROXY STATEMENT

Standards Codification 255-20, formerly Accounting Principles Board Opinion No. ~~30~~30, and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to ~~stockholders~~ **shareholders** for the applicable year. Any Qualifying Performance Criteria must be objectively determinable, must be established by the Committee while the outcome for the Performance Cycle is substantially uncertain and while no more than 90 days, or if less, 25 percent of the number of days in the Performance Cycle have passed, and must otherwise meet the requirements of Section 162(m) of the Code.

17. *Effective Date of the Plan.* The Plan was **initially** adopted by the Board on August 23, 2006, **as the G & K Services, Inc. 2006 Equity Incentive Plan and was approved by the shareholders at their November 16, 2006 annual meeting. The Plan as restated herein, including the increase in the number of Shares available for issuance, was approved by the Board on August 19, 2010,** subject to approval of the shareholders ~~of the Company~~ at ~~the~~**their** next annual meeting. If this Plan **as restated** is not approved by the shareholders in accordance with Minnesota Statute Section 302A.437, at the next annual meeting, ~~this~~**the** Plan **as restated** shall be void**, but the Plan as in existence before its restatement shall remain in effect**. The Plan shall remain available for the grant of Awards until all shares available for grant have been awarded and all Awards have been settled. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted and then in effect.

18. *Right to Terminate Employment.* Nothing in the Plan shall confer upon any Participant the right to continue in the employment of the Company or any Affiliate or affect any right which the Company or any Affiliate may have to terminate employment of the Participant.

19. *Compliance With Laws; Listing and Registration of Shares.* All Awards granted under the Plan (and all issuances of Stock or other securities under the Plan) shall be subject to all applicable laws, rules and regulations, and to the requirement that if at any time the Committee shall determine that the listing, registration or qualification of the Shares covered thereby upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the grant of such Award or the ~~issue~~**issuance** or purchase of Shares thereunder, such Award may not be exercised in whole or in part, or the restrictions on such Award shall not lapse, unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

20. *Conditions and Restrictions Upon Securities Subject to Awards.* The Committee may provide that the Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any re-sales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by **the** Participant and holders of other Company equity compensation arrangements, and (c) restrictions as to the use of a specified brokerage firm for such re-sales or other transfers.

21. *Withholding Taxes.* The Company or an Affiliate shall be entitled to: (a) withhold and deduct from future wages of a Participant (or from other amounts that may be due and owing to a Participant from the Company or an Affiliate), including all payments under this Plan, or make other arrangements for the collection of (including through the sale of Shares otherwise issuable pursuant to the applicable Award), all legally required amounts necessary to satisfy any and all federal, state, local and foreign withholding and employment-related tax requirements attributable to an Award, including, without limitation, the grant, exercise or vesting of, or payment of dividends with respect to, an Award or a disqualifying disposition of Common Stock received upon exercise of an Incentive Stock Option; or (b) require a Participant promptly to remit the amount of such withholding to the Company before taking any action with respect to an Award. To the extent specified by the Committee, withholding may be satisfied by withholding Stock to be received upon exercise or vesting of an Award or by delivery to the Company of previously owned Stock. In addition, the Company may reasonably delay the issuance or delivery of Shares pursuant to an Award as it determines appropriate to address tax withholding and other administrative matters.

22. *Deferral of Payments.* The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Shares upon settlement, vesting or other events with respect to Restricted Stock or Restricted Stock Units, or in payment or satisfaction of an Award of Performance Shares or Performance Units. Notwithstanding anything herein to the contrary, in no event will any deferral of the delivery of Shares or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of additional tax under Section 409A(1)(B) of the Code. Shares that are allocated after the Effective Date in connection with the deferral of an Award under the Director Deferred Compensation Plan (which includes dividend equivalents that are to be allocated under that plan after the Effective Date in connection with deferrals under the 1996 Director Stock Option Plan) or Shares that are allocated after the Effective Date under any other deferred compensation plan allowing for payment in Shares that refers specifically to this Plan, shall be issued under this Plan. Such issuances shall reduce the number of Shares available for Awards under this Plan.

23. *No Liability of Company.* The Company and any Affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant, Beneficiary or any other person as to: (a) the non-issuance or sale of Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction over the matter, the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder; (b) any tax consequence to any Participant, Beneficiary or other person due to the

receipt, exercise or settlement of any Award granted hereunder; or (c) any provision of law or legal restriction that prohibits or restricts the transfer of Shares issued pursuant to any Award.

24. *Amendment, Modification and Termination of the Plan.* The Board or Committee may at any time terminate, suspend or modify the Plan, except that the Board or Committee will not, without authorization of the ~~stockholders~~**shareholders** of the Company, effect any change (other than through adjustment for changes in capitalization as provided in Section 25) which will:

(a) increase the total amount of Stock which may be awarded under the Plan;

(b) increase the individual maximum limits in Section 4.3;

(c) change the class of persons eligible to participate in the Plan;

(d) reduce the exercise price of outstanding Options or Stock Appreciation Rights; or

(e) otherwise amend the Plan in any manner requiring ~~stockholder~~**shareholder** approval by law or under listing requirements of any exchange or interdealer quotation system on which the Shares are listed.

No termination, suspension, or modification of the Plan will adversely affect any right acquired by any Participant or any Beneficiary under an Award granted before the date of termination, suspension, or modification, unless otherwise agreed to by the Participant; but, it will be conclusively presumed that any adjustment for changes in capitalization provided for in Section 25 does not adversely affect any right.

25. *Adjustment for Changes in Capitalization.*

(a) In the event that the number of Shares shall be increased or decreased through a reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, **stock** dividend ~~(other than regular, quarterly cash dividends)~~, or otherwise, then each Share that has been authorized for issuance under the Plan, whether such Share is then currently subject to or may become subject to an Award under the Plan, as well as the per share limits set forth in Section 4, shall be appropriately adjusted by the Committee to reflect such increase or decrease, unless the Company provides otherwise under the terms of such transaction. The terms of any outstanding Award shall also be adjusted by the Committee as to price, number of Shares subject to such Award and other terms to reflect the foregoing events.

(b) In the event there shall be any other change in the number or kind of outstanding Shares, or any stock or other securities into which such Shares shall have been changed, or for which it shall have been exchanged, whether by reason of a merger, consolidation or otherwise, then the Committee shall, in its sole discretion, determine the appropriate adjustment, if any, to be effected. In addition, in the event of such change described in this ~~paragraph,~~**subsection** the Committee may accelerate the time or times at which any Award may be exercised and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion. Notwithstanding anything to the contrary herein, any adjustment to Options granted pursuant to this Plan intended to qualify as Incentive Stock Options shall comply with the requirements, provisions and restrictions **of the Code, and no change shall be made that would result in the imposition of additional tax under Section 409A(1)(B)** of the Code.

(c) No right to purchase fractional Shares shall result from any adjustment in Awards pursuant to this Section 25. In case of any such adjustment, the Shares subject to the Award shall be rounded down to the nearest whole Share. Notice of any adjustment shall be given by the Company to each Participant, which shall have been so adjusted and such adjustment (whether or not notice is given) shall be effective and binding for all purposes of the Plan.

26. *Transferability.* Unless the Award Agreement (or an amendment thereto authorized by the Committee) expressly states that the Award is transferable, no Award granted under this Plan, nor any interest in such Award, may be sold, assigned, conveyed, gifted, pledged, hypothecated or otherwise transferred in any manner, other than by will or the laws of descent and distribution. The Committee may grant an Award or amend an outstanding Award to provide that the Award is transferable or assignable (a) in the case of a transfer without the payment of any consideration, to any "family member" as such term is defined in Section A.1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as such may be amended from time to time, and (b) in any transfer described in clause **(i) or** (ii) of Section A.1(a)(5) of the General Instructions to Form S-8 under the 1933 Act as amended from time to time, provided that following any such transfer or assignment the Award will remain subject to substantially the same terms applicable to the Award while held by the Participant to whom it was granted, as modified as the Committee shall determine appropriate, and as a condition to such transfer the transferee shall execute an agreement agreeing to be bound by such terms; provided further, that an Incentive Stock Option may be transferred or assigned only to the extent consistent with Section 422 of the Code. Any purported assignment, transfer or encumbrance that does not qualify under this Section 26 shall be void and unenforceable against the Company.

27. *International Participants.* With respect to Participants who reside or work outside the United States of America and who are not (and who are not expected to be) "covered employees" within the meaning of Section 162(m) of the Code, the Committee may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or an Affiliate. **Notwithstanding the provisions of Sections 10.2 and 11.2, where applicable foreign law requires that a compensatory stock right be priced based upon a specific price averaging method and period, an Award granted in accordance with such applicable foreign law will be treated as meeting the requirements of Section 10.2 or 11.2, provided that the averaging period does not exceed 30 days.**

28. *Other Benefit Plans.* All Awards shall constitute a special incentive payment to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for the purpose of determining any benefits under any pension, retirement, profit-sharing, bonus, life insurance or other benefit plan of the Company or under any agreement between the Company and

the Participant, unless such plan or agreement specifically provides otherwise.

29. *Choice of Law.* The Plan shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to conflicts of laws, and except as otherwise provided in the pertinent Award agreement, any and all disputes between a Participant and the Company or any Affiliate relating to an Award shall be brought only in a state or federal court of competent jurisdiction sitting in Minneapolis, Minnesota.

30. *Section 409A.* Notwithstanding other provisions of the Plan or any Award agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant. In the event that it is reasonably determined by the Committee that, as a result of Section 409A of the Code, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Award agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Section 409A of the Code, the Company will make such payment on the first day that would not result in the Participant incurring any tax liability under Section 409A of the Code.

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Executive Management Team

Douglas A. Milroy
Chief Executive Officer

Jeffrey L. Wright
Executive Vice President
and Chief Financial Officer

Jeffrey L. Cotter
Vice President,
General Counsel and
Corporate Secretary

Timothy N. Curran
Senior Vice President,
U.S. Field

David A. Euson
Vice President,
Marketing and Sales

Karen S. Kirwan
Vice President and
Chief Information Officer

Jacqueline T. Punch
Senior Vice President,
Human Resources

Richard J. Stutz
Senior Vice President,
Operations and Sourcing

Robert G. Wood
President,
G&K Services Canada, Inc.

Corporate Information

Corporate Address
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500
www.gkservices.com

Common Stock
The common stock of
G&K Services, Inc. trades on
the Global Select Market of
The NASDAQ Stock Market
under the symbol GKSR.

Annual Meeting
Our annual shareholders' meeting
will be held at our corporate
headquarters, 5995 Opus Parkway,
Minnetonka, Minnesota, 55343,
on Thursday, November 4, 2010, at
10:00 a.m. Central Daylight Time.

Independent Auditors
Ernst & Young LLP
Minneapolis, Minnesota

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
St. Paul, Minnesota
(800) 468-9716

Investor Inquiries
To receive an Annual Report
on Form 10-K or additional
information, contact
Shayn Carlson, Director
of Investor Relations, at the
corporate address, phone
number or website.

Audit Committee

Lynn Crump-Caine
Ernest J. Mrozek
Alice M. Richter**

Compensation Committee

John S. Bronson
J. Patrick Doyle
Wayne M. Fortun**

Corporate Governance Committee

John S. Bronson
M. Lenny Pippin** +

** Committee Chairperson
+ Presiding Director

Board of Directors

M. Lenny Pippin
Chairman of the Board
Former President and
Chief Executive Officer
Schwan Food Company

John S. Bronson
Former Senior Vice President
Williams-Sonoma, Inc.

Lynn Crump-Caine
Founder and
Chief Executive Officer
Outsidein Consulting
Former Executive Vice President
Worldwide Operations
McDonald's Corporation

J. Patrick Doyle
President and
Chief Executive Officer
Domino's Pizza, Inc.

Wayne M. Fortun
President and
Chief Executive Officer
Hutchinson Technology Inc.

Douglas A. Milroy
Chief Executive Officer

Ernest J. Mrozek
Former Vice Chairman
and Chief Financial Officer
ServiceMaster Global Holdings, Inc.

Alice M. Richter
Former Partner
KPMG LLP

Jeffrey L. Wright
Executive Vice President
and Chief Financial Officer


G&K SERVICES


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G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500

www.gkservices.com